As filed with the Securities and Exchange Commission on February 11, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PANDORA MEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	94-3352630
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2101 Webster Street, Suite 1650

Oakland, CA 94612

(510) 451-4100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph Kennedy

Chief Executive Officer and President

Pandora Media, Inc.

2101 Webster Street, Suite 1650

Oakland, CA 94612

(510) 451-4100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Delida Costin Pandora Media, Inc. 2101 Webster Street, Suite 1650 Oakland, CA 94612 (510) 451-4100	Jeffrey D. Saper Michael Nordtvedt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount Of Registration Fee
Common Stock, par value $0.0001 per share	$100,000,000	$11,610.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued February 11, 2011

                     Shares

COMMON STOCK

Pandora Media, Inc. is offering                  shares of its common stock and the selling stockholders are offering                  shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price of our common stock will be between $                 and $                 per share.

We intend to apply for listing of our common stock on the                      under the symbol “                    .”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Pandora Media, Inc. and the selling stockholders have granted the underwriters the right to purchase up to an additional                  shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2011.

MORGAN STANLEY	J.P. MORGAN

WILLIAM BLAIR & COMPANY	STIFEL NICOLAUS WEISEL

                        , 2011

PANDORA®

internet radio

Our mission is to enrich people’s lives by enabling them to enjoy music they know and discover music they’ll love. Anytime. Anywhere.

80,000,000+
registered users in the U.S.
800,000+
songs in the PANDORA® collection
8,000,000,000+
thumbs
PANDORA® business model
Music Genome Project®
• Comprehensive database of music analysis
• Up to 480 attributes per song
Collective Feedback
• 8 billion+ thumbs and growing
• 1.4 billion+ stations created
PANDORA®
internet radio
Ongoing Personalization & Discovery
Individual Engagement
• Real-time adaptation of playlist
• Avg 10+ listening hours per month per listener
National & Local Advertising
• Display, audio and video solutions
• Multi-platform: computers, smartphones, automotive, CE devices
Source: internal data

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2011, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless the context requires otherwise, the words “Pandora,” the “company,” “we,” “us” and “our” refer to Pandora Media, Inc. For purposes of this prospectus, the term “stockholders” shall refer to holders of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes before making an investment decision.

PANDORA MEDIA, INC.

Our Mission

Our mission is to enrich people’s lives by enabling them to enjoy music they know and discover music they’ll love, anytime, anywhere. People connect with music on a fundamentally personal and deeply emotional level. Whether it’s a song someone first heard ten years ago or one they’ve just discovered, if they connect with that music on our service, a strong bond is forged at that moment with Pandora. Just as we value music, we also hold a deep respect for those who create it. We celebrate and hold dear the individuals who have chosen to make music, from megastars to talented new and emerging artists.

Who We Are

Pandora is the leader in internet radio in the United States, offering a personalized experience for each of our listeners. We have pioneered a new form of radio – one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. In January 2011, we had over 80 million registered users and we added a new registered user every second on average. We have more than a 50% share of all internet radio listening time among the top 20 stations and networks in the United States, according to a November 2010 report by Ando Media, or Ando, an audience measurement and ads management firm. Since we launched the Pandora service in 2005, our listeners have created over 1.4 billion stations.

The Music Genome Project and our playlist generating algorithms form the technology foundation that enables us to deliver personalized radio to our listeners. These proprietary technologies power our ability to predict listener music preferences and play music content suited to the tastes of each individual listener. The extensive musicological database of the Music Genome Project has been meticulously built by a team of professional musicians and musicologists analyzing up to 480 attributes, or genes, for every song in our vast collection, to capture the fundamental musical properties of each recording. When a listener enters a single song, artist, composer or genre to start a station – a process we call seeding – our complex mathematical algorithms combine the genes cataloged by the Music Genome Project with individual and collective feedback to suggest songs and build personalized playlists. Over the last decade, our music analysts have been analyzing songs, our engineers have been organizing the genome and refining our playlist generating algorithms and, since the launch of our service five years ago, our listeners have been giving us feedback as they use our service. Containing over 800,000 songs from over 80,000 artists, we believe the Music Genome Project is the most comprehensive analysis of music in the world.

We make the Pandora service available through a variety of distribution channels. In addition to streaming our service to traditional computers, we have developed Pandora applications for smartphones, such as Android phones, Blackberry phones and the iPhone, and partnered with the makers of over 200 consumer electronics devices, including Alpine, Panasonic, Pioneer, Samsung and Sony. We have also developed relationships with major automobile manufacturers, including Ford Motor Company, Mercedes-Benz and MINI (BMW Group), and their suppliers, to integrate the Pandora service into current and future automotive sound systems. To date, the Pandora app has been downloaded more than 50 million times on the most popular smartphone platforms in the United States. According to a September 2010 report by Nielsen, a media measurement firm, the Pandora app is a top five most used app across all four major smartphone platforms in the United States. In January 2011, the Pandora app was the #2 all-time downloaded free iPhone app and the #1 all-time downloaded free iPad app, according to Apple.

We offer our service to listeners at no cost and we generate revenue primarily from advertising. We also offer a subscription service to listeners. Our advertising solutions address three large advertising markets in the United States: online display and rich media, mobile and broadcast radio. The online display and rich media advertising market was $8.5 billion in 2010, and is expected to grow at a 12% compound annual growth rate to $13.5 billion in 2014, according to IDC, a provider of market intelligence. Just as shifting consumer consumption to online media has driven online advertising growth, the mobile advertising market is expected to grow as more users access the internet through mobile devices. IDC estimates that in 2010 there were 103 million consumer mobile devices using the internet in the United States, and forecasts that this number will grow to 168 million in 2014. Along with consumer mobile internet usage growth, mobile advertising is expected to grow rapidly, from $743 million in 2010 to $2.5 billion in 2014, a 36% compound annual growth rate according to an October 2010 study by eMarketer, a business information service. Our audio advertising products also address the broadcast radio ad market which was $15.7 billion in 2010 and is expected to reach $17.0 billion in 2014, according to IDC. We have a significant opportunity to serve the needs of both national and local advertising customers in these three markets.

Our revenue was $55.2 million and $90.1 million in fiscal 2010 and the nine months ended October 31, 2010, respectively. Our net loss was $16.8 million and $0.3 million in fiscal 2010 and the nine months ended October 31, 2010, respectively.

How We Are Redefining Radio

Radio has accounted for approximately 80% of audio entertainment listening hours every year from 2002 to 2009, according to the Veronis Suhler Stevenson, or VSS, Communications Industry Forecasts, 22nd and 24th Editions. In addition, in 2009, listeners averaged 13 hours per week of audio entertainment listening on the radio, compared to approximately three hours per week for owned recorded music on formats such as CDs or MP3s, according to VSS. We are redefining radio from the traditional one-to-many programming of broadcast radio to a truly personalized one-to-one radio listening experience. We believe the following competitive strengths will help us realize the potential of our opportunity:

We Enable Personalization and Discovery. Unlike traditional radio stations that broadcast the same content at the same time to all of their listeners, we enable each of our listeners to create up to 100 personalized stations. We believe the promotion of music discovery is one of the reasons why radio has endured as the most popular way to listen to music and that our personalized playlist generating system more effectively introduces listeners to music they will love.

We Listen to Our Listeners. We continue to build a highly-recognized brand by providing a high quality service. We believe the greatest contributor to our growth has been our passionate listeners sharing their positive experiences with their friends, families and other music fans. Pandora has grown primarily by word-of-mouth, and as a result, we have been able to build our brand with relatively low marketing costs.

We’ve Pioneered a Personalized Playlist Generating System. Our proprietary personalized playlist generating system enables us to predict listener music preferences and stream music content that is tailored to individual music tastes.

•

Genotyping Music. Our music analysts measure up to 480 attributes per song that collectively capture a song’s musical attributes – everything from melody, harmony and instrumentation to rhythm, vocals and lyrics.

•

Leveraging Individual and Collective Feedback. While listening to a station, our listeners provide feedback by selecting a thumbs-up (I like this song) or a thumbs-down (I don’t like this song). These “thumbs” teach us more about our listeners’ preferences and we use them to adapt and improve the playlist for each listener in real-time. In 2010, we received an aggregate of over three billion thumbs, and since the launch of our service we have collected over eight billion thumbs.

•

Developing and Refining Playlist Generating Algorithms. We have developed, and continue to refine, complex mathematical algorithms that combine the musical analysis from the Music Genome Project with the individual and collective feedback we receive from our listeners to predict music preferences and generate personalized playlists.

•

Building Our Catalog. We add thousands of songs per month to the Music Genome Project based on music selected by our curators, feedback from our listeners and independent submissions by artists. Our vast catalog of songs represent nearly every recorded musical genre, from classical, jazz, rock, pop and hip hop to post punk, Celtic and flamenco.

We’ve Built a Multi-Channel Distribution Ecosystem. We work closely with our distribution partners, including manufacturers of smartphones, consumer electronics products and automotive sound systems, so that our listeners can enjoy personalized radio anytime, anywhere.

Why Our Listeners Choose Pandora

We Provide a High Quality Personalized Experience Full of Discovery. Each of our listeners can create up to 100 internet radio stations personalized for his or her tastes, mood, situation or venue. The Pandora service bridges the gap between music owned by listeners, which does not promote discovery, and mass-market broadcast radio, which is not personalized.

Pandora is Free and Easy. Getting started on Pandora is free and easy. Our interface is simple, intuitive and uncluttered. Our goal is to have listeners tapping their feet to music they love the moment they access the Pandora service. In addition to creating a station by selecting a song or artist, we offer genre stations to make seeding a station even easier. Listeners can also learn about artists, songs and lyrics and easily access online music stores to purchase singles or albums with a few simple clicks.

We’re Everywhere Our Listeners Want Us to Be. Music is a part of everyday life for most people. Thanks to the proliferation of broadband internet access and internet-connected devices and our strong multi-partner ecosystem, listeners can access the Pandora service wherever they want. Our listeners can tune in at work, in the car, at home and virtually anywhere they want.

Why Our Advertisers Choose Pandora

Reaching Millions of People, One at a Time. We had 80 million registered users as of January 2011 and in our fiscal year ended January 31, 2011, we streamed approximately 3.9 billion hours of radio listening. On the Pandora service, advertisers are able to reach listeners in ways that are not possible for broadcast radio, which uses listener survey data to estimate a likely audience size and composition at any given time. We enable both national and local advertisers to reach individual listeners based on their age, gender, zip code and music preferences and provide analytics for our advertisers detailing characteristics of the listeners their campaigns reached. Our listeners actively participate with our service, providing advertisers the opportunity to interact with them.

Multi-Platform Ad Solutions. We provide display, audio and video advertising products across multiple distribution platforms. Our advertisers have the ability to design multi-platform campaigns that reach our listeners wherever they enjoy listening to music. Our advertisers can seamlessly combine audio ads with rich display ads to create an immersive branding environment. With one of the top mobile device apps and a mobile listenership that has surpassed our traditional computer listenership, we believe we are well-positioned to continue to innovate in this market.

Enhanced Messaging Environment. Our advertising products are integrated with the listening experience and are designed to minimize disruption to our listeners while enhancing their engagement with ads. Our uncluttered listener interface maximizes the impact of our advertisers’ messages. Our display and video advertising products are generally served when listeners click on the Pandora service, such as when they change a station or thumbs-up a song, further enhancing listener engagement with our advertisers’ messages. In addition, on average, we currently run less than one minute of audio ads per hour of listening. By comparison, the three major radio networks averaged approximately 13 minutes of ads per hour in 2009, according to SNL Kagan, a media and communications research firm.

Listener Growth

We track listener hours and number of registered users because they are key indicators of the growth of our business. The charts below set forth on a quarterly basis our listener hours for fiscal 2009 and 2010 and the nine months ended October 31, 2010, as well as our registered users as of the end of each of those periods.

Total Listener Hours(1)	Total Registered Users(2)
(in millions)	(in millions, end of period)

(1)	Listener hours are defined in footnote 2 to our Selected and Other Financial Data.
(2)	Registered users are defined in footnote 3 to our Selected and Other Financial Data.

Pandora Tomorrow

Our growth has been driven by making the Pandora service a great experience for our listeners, by broadening the availability of our service and by growing ad revenue in ways that work for both our listeners and our advertisers. We are focused on building a successful long-term business and the key elements of our strategy are to:

Enhance Our Service. We believe the better job we do creating a great experience, the more listeners we attract, the more they listen, and the more they help us grow through word-of-mouth. As a result, we intend to continue to innovate and improve the Pandora service.

Develop Innovative Advertising Products. We continue to develop advertising products that are compelling for our advertisers without compromising the music experience for our listeners.

Build Our Ad Sales Force and Support Organization. We are building our sales force to further our penetration of national and local advertisers.

Expand Distribution. We are expanding our reach to new mobile, consumer electronics, and automotive platforms.

Expand to Other Geographies. We believe there is a substantial market for online personalized radio outside of the United States, and our long-term goal is to deliver the Pandora service to listeners globally.

Expand Content Formats. Although music format stations represent 80% of total radio share according to Arbitron, a media and marketing research firm, many radio listeners are drawn to sports, talk, news and other forms of content beyond music. We think there is an opportunity over the long term to offer these types of content in addition to music.

Risks Related to Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption “Risk Factors,” and include but are not limited to the following:

•

Internet radio is an emerging market, and if we are unable to increase the number of listeners and listener hours or to convince advertisers of the benefits of our advertising products, our business and future prospects will be harmed.

•

We have aggressive plans to increase the number of listeners who use the Pandora service on mobile devices; however, the market for advertising on mobile devices, such as smartphones, is immature, and if we are unable to increase revenue from advertising that targets our listeners who use mobile devices, our results of operations will be materially adversely affected.

•	We face many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

•

Those who own copyrights in musical works are vigilant in protecting their rights and the licensing structure that we operate under may change or cease to exist, either of which could result in a material increase in our content acquisition expenses.

•

Our ability to increase the number of our listeners will depend in part on our ability to establish and maintain relationships with makers of connected devices, our ability to make our technologies compatible with their platforms and consumer acceptance of the products that integrate our service.

•

Our business and prospects depend on the strength of our brand and failure to maintain and enhance our brand would harm our ability to expand our base of listeners, advertisers and other partners and may require us to increase our marketing expenses, which would adversely affect our results of operations.

Corporate Information

We were incorporated in the State of California in January 2000 as TheSavageBeast.com, Inc. and changed our name in May 2000 to Savage Beast Technologies Incorporated. In July 2005, we changed our name to Pandora Media, Inc. In December 2010, we became a Delaware corporation by way of a merger with and into a wholly-owned Delaware subsidiary, with the Delaware subsidiary remaining as the surviving corporation with the name Pandora Media, Inc. following the merger.

We have a January 31 fiscal year end. Accordingly, all references herein to a fiscal year refer to the 12 months ended January 31 of such year, and references to the first, second, third and fourth fiscal quarters refer to the three months ended April 30, July 31, October 31 and January 31, respectively.

Our principal executive offices are located at 2101 Webster Street, Suite 1650, Oakland, California 94612 and our telephone number is (510) 451-4100. Our website is www.pandora.com. The information on or that can be accessed through our website is not part of, and is not incorporated, into this prospectus.

Pandora®, the Music Genome Project® and other trademarks or services marks of Pandora appearing in this prospectus are the property of Pandora. All other service marks, trademarks and trade names referred to in this prospectus are property of their respective holders.

THE OFFERING

Common stock offered by Pandora	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full based on the number of shares of common stock as of January 31, 2011.

Dividend policy	Except for the payment of accrued and unpaid dividends on our redeemable convertible preferred stock upon conversion of such redeemable convertible preferred stock in connection with the closing of this offering, we do not anticipate paying any dividends in the foreseeable future. See the sections captioned “Use of Proceeds” and “Dividend Policy” for additional information.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $ , or approximately $ if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

We will use a portion of the net proceeds of this offering to pay accrued and unpaid dividends on our redeemable convertible preferred stock in connection with the automatic conversion of such redeemable convertible preferred stock into common stock upon the closing of this offering. The amount of such accrued dividends will be equal to (1) approximately $25.0 million, which is the amount of accrued dividends if the closing had occurred on October 31, 2010, plus (2) approximately $26,000 per day for the period from October 31, 2010 to the date of the closing. We anticipate that we will use the remaining net proceeds of this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to, complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. See the section captioned “Use of Proceeds” for additional information.

Proposed trading symbol

The number of shares of our common stock to be outstanding after this offering is based on 151,805,230 shares of our common stock outstanding as of January 31, 2011 and excludes:

•	33,407,775 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.63 per share;

•	403,298 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of approximately $0.71 per share; and

•	6,310,291 shares of common stock reserved for issuance under our existing stock option plan.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from ;

•	the conversion of all outstanding warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase 403,298 shares of common stock upon the closing of this offering;

•

the automatic conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of 137,294,574 shares of common stock upon the closing of this offering and the payment of accrued dividends on such shares in connection with such conversion; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering.

In addition, we anticipate effecting a reverse stock split prior to the effectiveness of this offering. This prospectus does not reflect the effects of this reverse stock split.

SUMMARY FINANCIAL AND OTHER DATA

The following tables summarize financial data regarding our business. You should read the following summary financial and other data in conjunction with “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. We derived the statements of operations data for the three years ended January 31, 2008, 2009 and 2010 from our audited financial statements included elsewhere in this prospectus. We derived the unaudited statement of operations data for the nine months ended October 31, 2009 and 2010 and the balance sheet data as of October 31, 2010 from our unaudited interim financial statements included elsewhere in this prospectus. The pro forma, as adjusted balance sheet data reflects balance sheet data as of October 31, 2010 after giving pro forma effect to the automatic conversion of all outstanding redeemable convertible preferred stock into common stock upon the closing of this offering, our receipt of the net proceeds from the sale by us in this offering of                      shares of common stock at an assumed initial public offering price of $             per share, the mid-point of the estimated price range on the cover page of this prospectus, and the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds.” The unaudited interim financial statements data has been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the nine months ended October 31, 2010 are not necessarily indicative of results to be expected for the full fiscal year.

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Advertising	$13,314	$18,247	$50,147	$28,716	$77,852
Subscription services and other	985	1,086	5,042	2,636	12,271

Total revenue	14,299	19,333	55,189	31,352	90,123
Costs and expenses:
Cost of revenue(1)	5,850	7,398	7,892	5,808	7,977
Product development(1)	5,932	6,116	6,026	4,437	4,817
Marketing and sales(1)	8,214	13,265	17,426	11,820	21,884
General and administrative(1)	2,577	4,190	6,358	4,592	9,204
Content acquisition	6,402	15,771	32,946	22,522	45,422

Total costs and expenses	28,975	46,740	70,648	49,179	89,304

Income (loss) from operations	(14,676)	(27,407)	(15,459)	(17,827)	819
Other income (expense), net	688	(821)	(1,294)	(810)	(1,147)

Net loss	$(13,988)	$(28,228)	$(16,753)	$(18,637)	$(328)

Net loss attributable to common stockholders	$(17,751)	$(32,037)	$(24,875)	$(24,728)	$(7,131)

Basic and diluted net loss per share attributable to common stockholders	$(3.80)	$(5.45)	$(3.84)	$(3.94)	$(0.70)

Weighted-average number of shares used in computing per share amounts	4,671	5,881	6,482	6,280	10,137

Pro forma net income (loss) per share attributable to common stockholders:
Basic and diluted (unaudited)			$(0.15)		$0.00

Pro forma weighted average shares used to compute pro forma net income (loss) per share attributed to common stockholders:
Basic and diluted (unaudited)			113,652		156,586

Key Metrics (unaudited):(2)
	Fiscal Year Ended January 31,		Nine Months Ended October 31,
	2009	2010	2009	2010
Listener hours (in billions)(3)	1.0	2.1	1.4	2.6
Registered users (end of period, in millions)(4)	22	46	38	71

	As of October 31, 2010
	Actual	Pro Forma, as Adjusted(5)
	(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$40,782
Working capital	37,198
Total assets	83,708
Preferred stock warrant liabilities	1,027
Redeemable convertible preferred stock	124,497
Common stock and additional paid-in capital	1
Total stockholders’ equity (deficit)	(83,879)

(1)	Includes stock-based compensation as follows:

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands)
Cost of revenue	$10	$14	$18	$13	$46
Product development	44	54	125	73	212
Marketing and sales	158	188	225	152	342
General and administrative	71	77	109	83	346

(2)	Comparable information is not readily available prior to fiscal 2009.
(3)	Listener hours are defined in footnote 2 to our Selected Financial and Other Data.
(4)	Registered users are defined in footnote 3 to our Selected Financial and Other Data.
(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our common stock in this offering would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all other information set forth in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, operating results, cash flow and prospects. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Internet radio is an emerging market, which makes it difficult to evaluate our current business and future prospects.

Internet radio is an emerging market and our current business and future prospects are difficult to evaluate. The market for internet radio has undergone rapid and dramatic changes in its relatively short history and is subject to significant challenges. As a result, the future revenue and income potential of our business is uncertain. You should consider our business and prospects in light of the risks and difficulties we encounter in this new and rapidly evolving market, which risks and difficulties include, among others:

•	our relatively new, evolving and unproven business model;

•	our ability to retain our current listenership, build our listener base and increase listener hours;

•	our ability to effectively monetize listener hours, particularly with respect to listener hours on mobile devices;

•	our ability to attract new advertisers, retain existing advertisers and prove to advertisers that our advertising platform is effective enough to justify a pricing structure that is profitable for us;

•	our ability to maintain relationships with makers of mobile devices, consumer electronic products and automobiles; and

•	our operation under an evolving music industry licensing structure that may change or cease to exist, which in turn may result in a significant increase in our operating expenses.

Failure to successfully address these risks and difficulties, and other challenges associated with operating in a new and emerging market, could significantly harm our business, financial condition, results of operations, liquidity and prospects.

We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable.

Since our inception in 2000, we have incurred significant net operating losses and as of October 31, 2010, we had an accumulated deficit of $83.9 million. A key element of our strategy is to aggressively increase the number of listeners and listener hours to increase our market penetration. However, as our number of listener hours increases, the royalties we pay for content acquisition also increase. We have not in the past generated, and may not in the future generate, sufficient revenue from the sale of advertising and subscriptions to offset such royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with increased listener hours, we may not be able to achieve or sustain profitability. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations. As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least the end of fiscal 2012.

Our revenue increased rapidly in each of the fiscal years ended January 31, 2007 through January 31, 2010; however, we expect our revenue growth rate to decline in the future as a result of a variety of factors, including increased competition and the maturation of our business, and we cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. Further, if our future growth and operating performance fail to meet investor or analyst expectations, it could have a materially negative effect on our stock price.

In addition, in our efforts to increase revenue as the number of listener hours has grown, we have expanded and expect to continue to expand our sales force aggressively. If our hiring of additional sales personnel does not result in a sufficient increase in revenue, the cost of this additional headcount will not be offset, which would have an adverse effect on our business, financial condition and results of operations.

Our failure to convince advertisers of the benefits of our service in the future could harm our business.

For the nine months ended October 31, 2010, we derived 86.4% of our revenue from the sale of advertising and expect to continue to derive a substantial majority of our revenue from the sale of advertising in the future. Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•	increasing the number of listener hours;

•	keeping pace with changes in technology and our competitors;

•	competing effectively for advertising dollars from other online marketing and media companies;

•	penetrating the market for local radio advertising;

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continuing to develop and diversify our advertisement platform, which currently includes delivery of display, audio and video advertising products through multiple delivery channels, including traditional computers, mobile and other connected devices, including automobiles; and

•	coping with ad blocking technologies that have been developed and are likely to continue to be developed that can block the display of our ads.

Our agreements with advertisers are generally short term or may be terminated at any time by the advertiser. Advertisers are spending only a small amount of their overall advertising budget on our service, may view advertising with us as experimental and unproven and may leave us for competing alternatives at any time. We may never succeed in capturing a greater share of our advertisers’ core advertising spending, particularly if we are unable to achieve the scale and market penetration necessary to demonstrate the effectiveness of our advertising platforms, or if our advertising model proves ineffective or not competitive when compared to alternatives. Failure to demonstrate the value of our service would result in reduced spending by, or loss of, existing or potential future advertisers, which would materially harm our revenue and business.

The market for advertising on mobile devices, such as smartphones, is immature and if we are unable to increase revenue from advertising that targets our listeners who use mobile devices, our results of operations will be materially adversely affected.

Our number of listener hours on mobile devices has surpassed listener hours on traditional computers and we expect that this trend will continue and is likely to accelerate. The market for advertising on mobile devices is immature and the percentage of the advertising market allocated to advertising on mobile devices is lower than online advertising. Our cost of content acquisition is calculated on the same basis whether a listening hour is consumed on a traditional computer or a mobile device. To date, we have not been able to generate revenue from advertising that targets our listeners who use mobile devices as effectively as we have for our traditional computer listeners. We have aggressive plans to increase the number of listeners who use the Pandora service on mobile devices, including our efforts to expand integration into automobiles, and we cannot assure you that we will be able to effectively monetize mobile listenership, or the time frame on which we may do so.

Unavailability of, or fluctuations in, third-party measurements of our audience may adversely affect our ability to grow advertising revenue.

Selling ads requires that we demonstrate to advertisers that our service has substantial reach, and we rely on third parties to quantify the reach of our service. These third-party ratings may not reflect our true listening audience and the third parties may change their methodologies, either of which could adversely impact our business. Third-party independent rating agencies have not yet developed rating systems that comprehensively and accurately measure the reach of our service. We expect that in the future these rating agencies will begin to publish increasingly reliable information about the reach of our service. However, until then, in order to demonstrate to potential advertisers the reach of our service, we must supplement third-party ratings data with our internal research, which is perceived as less reliable than third-party numbers. If our mobile audience becomes rated, it is not clear whether the measurement technology of the third-party rating agencies will initially integrate with ours or whether their methodology will accurately reflect the value of our service. If such third-party ratings are inaccurate or we receive low ratings, our ability to convince advertisers of the benefits of our service would be adversely affected.

Our success depends upon the continued acceptance of online advertising as an alternative or supplement to offline advertising.

The percentage of the advertising market allocated to online advertising lags the percentage of time spent by people consuming media online by a significant degree. Growth of our business will depend in large part on the reduction or elimination of this gap between online and offline advertising spending, which may not happen in a way or to the extent that we currently expect. Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional, offline advertising media. Accordingly, we continue to compete for advertising dollars with traditional media, including broadcast radio.

Although advertisers as a whole are spending an increasing amount of their overall advertising budget on online advertising, we face a number of challenges in growing our advertising revenue. We compete for advertising dollars with significantly larger and more established online marketing and media companies such as Facebook, Google, MSN and Yahoo!. We believe that the continued growth and acceptance of our online advertising products will depend on the perceived effectiveness and the acceptance of online advertising models generally, which is outside of our control, and any lack of growth in the market for online advertising could have an adverse effect on our business, financial condition and results of operations.

If our efforts to attract prospective listeners and to retain existing listeners are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate advertising revenue depends on retaining and expanding our listener base and increasing listener hours. We must convince prospective listeners of the benefits of our service and existing listeners of the continuing value of our service. The more listener hours we stream, the more ad inventory we have to sell. Further, growth in our listener base increases the size of demographic pools targeted by advertisers, which improves our ability to deliver advertising in a manner that maximizes our advertising customers’ return on investment and, ultimately, to demonstrate the effectiveness of our advertising solutions and justify a pricing structure that is profitable for us. If we fail to grow our listener base and listener hours particularly in key demographics such as young adults, we will be unable to grow advertising revenue, and our business will be materially and adversely affected.

Our ability to increase the number of our listeners and listener hours will depend on effectively addressing a number of challenges and we may fail to do so. Some of these challenges include:

•	providing listeners with a consistent high quality, user-friendly and personalized experience;

•	continuing to build our catalog of music content that our listeners enjoy;

•	continuing to innovate and keep pace with changes in technology and our competitors; and

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maintaining and building our relationships with makers of consumer products such as mobile devices, other consumer electronic products and automobiles to make our service available through their products.

In addition, we have historically relied heavily on the success of viral marketing to expand consumer awareness of our service. If we are unable to maintain or increase the efficacy of our viral marketing strategy, or if we otherwise decide to expand the reach of our marketing through use of more costly marketing campaigns, we will experience an increase in marketing expenses, which could have an adverse effect on our results of operations. We cannot assure you that we will be successful in maintaining or expanding our listener base and failure to do so would materially reduce our revenue and adversely affect our business, operating results and financial condition.

Further, although we use our number of registered users as one indicator of the growth of our business, the number of registered users exceeds the number of unique individuals who actively use our service for a number of reasons. We define registered users as the total number of accounts that have been created for our service. A person must provide an email address and a user name, but no personally unique information. As such, a person may have multiple accounts. In addition, many registered users may not use our service actively. If the number of actual listeners does not meet our expectations, or we are otherwise unable to increase the listener hours of our existing listeners, then our business may not grow as quickly as we expect, which may harm our business, operating results and financial condition.

We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

We compete with other content providers for listener hours.

We compete for the time and attention of our listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and diversity of content, ease of use, price, accessibility, perception of ad load and brand awareness and reputation.

Our competitors include terrestrial radio providers such as CBS and Clear Channel, satellite radio providers such as Sirius XM, online radio providers such as iheartradio, Last.fm and Slacker Personal Radio, subscription online on-demand music providers such as RDIO and Rhapsody and potential U.S. market entrants like Spotify. Terrestrial radio providers offer their content for free, are well-established and accessible to listeners and offer content, such as news, comedy, sports, traffic, weather and talk, that we currently do not. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high quality audio transmission. Satellite radio providers offer extensive and oftentimes exclusive news, comedy, sports and talk content, national signal coverage, and long established automobile integration. Select online providers offer more extensive content libraries and can be accessed internationally, while online on-demand services give listeners total control to choose their content.

We also compete more broadly with providers of alternative forms of audio media and entertainment, which are purchased or available for free and playable on mobile devices, automobiles and in the home, such as iTunes audio files, MP3s, CDs, and other forms of pre-recorded audio, as well as content streams from other online services such as Hulu, VEVO and YouTube. We face increasing competition for listeners from a growing variety of businesses that deliver audio media content through mobile phones and other wireless devices, such as iTunes.

We believe that companies with a combination of financial resources, technical expertise and digital media experience also pose a significant threat of developing competing internet radio and digital audio entertainment technologies in the future. In particular, if known incumbents in the digital media space such as Amazon, Apple, Facebook or Google choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide products and services that our listeners and advertisers may view as superior. Our current and future competitors may have more well-established brand recognition, more established relationships with consumer product manufacturers, greater financial, technical, and other resources, more sophisticated technologies or more experience in the markets in which we compete.

We also compete for listeners on the basis of our presence and visibility as compared with other businesses and software that deliver audio and other content through the internet, mobile devices and consumer products. We face significant competition for listeners from companies promoting their own digital music and content online or through application stores, including several large, well-funded and seasoned participants in the digital media market. Search engines, such as Google, and mobile device application stores, such as the iTunes Store, rank responses to search queries based on the popularity of a website or mobile application, as well as other factors that are outside of our control. Additionally, mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile app was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Pandora app, and our app may be difficult to locate in mobile device application stores, which could draw potential listeners away from our service and toward those of our competitors. In addition, our competitors’ products may be pre-loaded into consumer electronics products or automobiles, creating an initial visibility advantage. If we are unable to compete successfully for listeners against other digital media providers by maintaining and increasing our presence and visibility online, in application stores and in consumer electronics products and automobiles, our listener hours may fail to increase as expected or decline and our advertising sales will suffer.

To compete effectively, we must continue to invest significant resources in the development of our service to enhance the user experience of our listeners. There can be no assurance that we will be able to compete successfully for listeners in the future against existing or new competitors, or that competition will not have an adverse effect on our business, financial condition or results of operations.

We compete for advertising spending with other content providers.

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure and ability to deliver large volumes or precise types of ads to targeted demographics.

We face significant competition for advertising dollars from terrestrial and, to a lesser extent, satellite radio providers. As many of the advertisers we target have traditionally advertised on terrestrial radio and have less experience with internet radio providers, they may be reluctant to spend for advertising on traditional computers, mobile or other connected device platforms. In addition, terrestrial radio providers as well as other traditional media companies in television and print, such as broadcast television networks such as ABC, CBS, FOX and NBC, cable television channel providers, national newspapers such as the New York Times and the Wall Street Journal and some regional newspapers, enjoy a number of competitive advantages over us in attracting advertisers, including large established audiences, longer operating histories, greater brand recognition and a growing presence on the internet.

Although advertisers are allocating an increasing amount of their overall marketing budgets to web and mobile-based ads, such spending lags behind growth in internet usage, and the market for online and mobile advertising is intensely competitive. As a result, we also compete for advertisers with a range of internet companies, including major internet portals, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, MSN and Yahoo! have significant numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic that provide a significant competitive advantage and have a significant impact on pricing for internet advertising and web traffic. The trend toward consolidation among online marketing and media companies may also affect pricing and availability of advertising inventory.

In order to compete successfully for advertisers against new and existing competitors, we must continue to invest resources in developing and diversifying our advertisement platform, harnessing listener data and ultimately proving the effectiveness and relevance of our advertising products. Pressure from competitors seeking to acquire a greater share of our advertisers’ overall marketing budget could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses and prevent us from achieving or maintaining profitability. If we are unable to compete successfully against our current or future competitors, our business, financial condition or results of operations will be adversely affected.

We operate under statutory licensing structures for the reproduction and public performance of sound recordings that could change or cease to exist, which would adversely affect our business.

We currently operate under statutory licensing regimes and structures that may change or cease to exist. Unlike traditional radio broadcasters, we must pay performance rights royalties for the digital audio transmission of sound recordings pursuant to the Digital Performance Right in Sound Recordings Act and Digital Millennium Copyright Act. Subject to our ongoing compliance with numerous statutory conditions and regulatory requirements for a non-interactive service, we are permitted to operate under a statutory license that allows the streaming in the U.S. of any sound recording lawfully released to the public. We are also permitted to make reproductions of sound recordings on computer servers pursuant to a separate statutory license designed to facilitate the making of transmissions. There is no guarantee that we will continue to be eligible to operate under these statutory licenses. For example, if a court were to determine that we operate an interactive streaming service or make reproductions of sound recordings outside the statutory license, we would have to negotiate license agreements with sound recording copyright owners individually, a time consuming and expensive undertaking that would jeopardize our ability to stream all music currently in our library and could result in royalty costs that are prohibitively expensive. In addition, if copyright owners object to the functionality or transmission methods of our service, we could lose our eligibility to operate under the statutory licenses. Our ability to avoid negotiating separate agreements with the many copyright owners of sound recordings depends on these two statutory licenses, and if we were to no longer qualify for operation under, or violate the provisions of the statutory licenses, we could be subject to significant liability for copyright infringement and may no longer be able to operate under our existing licensing regime, which would have an adverse effect on our business, financial condition and results of operations. For the nine months ended October 31, 2010, we incurred SoundExchange related content acquisition costs representing 45% of our total revenue for that period.

The rates to be paid for the streaming of sound recordings pursuant to the statutory licenses can be established by either negotiation or through a rate proceeding conducted by the Copyright Royalty Board, or CRB, a tribunal established within the U.S. Library of Congress. In 2007, the CRB set royalty rates for the online streaming of sound recordings for 2006 through 2010 that were so high that the cost for streaming sound recordings alone would have been unsustainable under our current business model. In response to the lobbying efforts of internet webcasters, including us, Congress passed the Webcaster Settlement Acts of 2008 and 2009, which permitted webcasters and SoundExchange, the sole entity designated by the CRB to collect and distribute the statutory royalties paid by internet webcasters such as us, to negotiate alternative rates to those established by the CRB for the years 2006 through 2015. In July 2009, certain webcasters reached an agreement with SoundExchange, establishing a more favorable royalty structure that we have elected to accept and that by its terms will apply through 2015. We do not know what rates will be available to us following that period and there is no guarantee that the royalty structure that emerged from the negotiations with SoundExchange pursuant to the Webcaster Settlement Acts will be available after 2015. The CRB, which still has rate-making authority over us upon expiration of our agreement with SoundExchange, has consistently established royalty rates that would, if paid by us, consume an unsustainable percentage of our revenue. If we are unable to reach a new agreement with SoundExchange for the period after 2015, it could have an adverse effect on our business, financial condition and results of operations.

We depend upon third-party licenses for musical works and a change to or loss of these licenses could increase our operating costs or adversely affect our ability to retain and expand our listener base, and therefore could adversely affect our business.

To secure the rights to stream musical works embodied in sound recordings over the internet, we obtain licenses from or for the benefit of copyright owners and pay royalties to copyright owners or their agents. Those who own copyrights in musical works are vigilant in protecting their rights and seek royalties that are very high in relation to the revenue that can be generated from the public performance of such works. There is no guarantee that the licenses available to us now will continue to be available in the future or that such licenses will be available at the royalty rates associated with the current licenses. If we are unable to secure and maintain rights to stream musical works or if we cannot do so on terms that are acceptable to us, our ability to stream music content to our listeners, and consequently our ability to attract and retain advertisers, will be adversely impacted.

In order to stream musical works embodied in sound recordings over the internet, we must obtain public performance licenses and pay license fees to three performing rights organizations: Broadcast Music, Inc., or BMI, SESAC, Inc., or SESAC, and the American Society of Composers, Authors and Publishers, or ASCAP. These organizations represent the rights of songwriters and music publishers, negotiate with copyright users such as us, collect royalties and distribute those royalties to the copyright owners they represent, namely songwriters and music publishers. Performing rights organizations have the right to audit our playlists and royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. If such a dispute were to occur, we could be required to pay additional royalties and the amounts involved could be material. We currently operate under negotiated agreements with BMI and SESAC, however, these agreements are subject to termination by either party in accordance with their terms at the end of each calendar year, with respect to BMI, and at the end of each yearly term, with respect to SESAC, and there is no guarantee that the associated royalty rates available to us now will be available to us in the future. BMI, pursuant to a consent decree entered into with the U.S. Department of Justice, cannot refuse to grant us licenses for the public performance of musical works represented by BMI but the rates to be paid to BMI can be set, in the absence of a negotiated agreement, by the rate court established pursuant to such decree in the U.S. District Court for the Southern District of New York. SESAC is not subject to a mandatory licensing obligation and could withhold the rights to all of the musical works for which it acts as a licensor on behalf of songwriters and music publishers. The loss of the musical works represented by SESAC could diminish the appeal of our service to listeners.

In October 2010, we elected to terminate our prior agreement with ASCAP as of December 31, 2010 because we believe that royalty rates currently sought by ASCAP are excessive. Notwithstanding our termination of the agreement, musical works administered by ASCAP are licensed to us pursuant to the provisions of a consent decree, similar to the BMI consent decree referred to above. The ASCAP consent decree also established a rate court in the U.S. District Court for the Southern District of New York. The rates to be paid by us will be set either by mutual agreement between us and ASCAP, or by a ruling from the ASCAP rate court. Pending a final determination of new rates, we will account to ASCAP on an interim basis at reasonable royalty rates to be established either by mutual agreement or by the ASCAP rate court. If either we or ASCAP request that the rate court determine our royalty rate, rate court proceedings can take years to complete and be very costly. In such a case, there is no guarantee that the rate court will establish royalty rates more favorable to us than those we previously paid pursuant to our license agreement with ASCAP, and we could be liable for both increased royalty rates going forward and a potential true-up of royalty payments in excess of any interim royalties paid for the period following December 31, 2010. For the nine months ended October 31, 2010, we incurred BMI, SESAC and ASCAP related content acquisition costs representing 4% of our total revenue for that period.

We do not currently pay so-called “mechanical royalties” to music publishers for the reproduction and distribution of musical works embodied in transitory copies used to make streams audible to our listeners. Although not currently a matter of dispute, if music publishers were to change their position and seek to be paid mechanical royalties by us, and a final judgment were entered by a court requiring that payment, our royalty obligations could increase significantly and our business and financial interests could be harmed.

If we fail to accurately predict and play music that our listeners enjoy, we may fail to retain existing and attract new listeners.

We believe that a key differentiating factor between the Pandora service and other music content providers is our ability to predict music that our listeners will enjoy. Our personalized playlist generating system, based on the Music Genome Project and our proprietary algorithms, is designed to enable us to predict listener music preferences and select music content tailored to our listeners’ individual music tastes. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our personalized playlist generating system depends in part on our ability to gather and effectively analyze large amounts of listener data and listener feedback and we have no assurance that we will continue to be successful in enticing listeners to give a thumbs-up or thumbs-down to enough songs for our database to effectively predict and select new and existing songs. In addition, our ability to offer listeners songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to our listeners’ diverse and changing tastes. While we have more than 800,000 songs in our catalog, we must continuously identify and analyze additional songs that our listeners will enjoy and we may not effectively do so. Our ability to predict and select music content that our listeners enjoy is critical to the perceived value of our service among listeners and failure to make accurate predictions would adversely affect our ability to attract and retain listeners, increase listener hours and sell advertising.

Our ability to increase the number of our listeners will depend in part on our ability to establish and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers and consumer acceptance of the products that integrate our service.

A key element of our strategy to increase the number of our listeners and listener hours is to establish and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers that integrate our service into and with their products. Working with certain third-party distribution partners, we currently offer listeners the ability to access our service through a variety of consumer electronics products used in the home and devices connected to or installed in automobiles. We intend to broaden our ability to reach additional listeners, and increase current listeners hours, through other platforms and partners over time. However, reaching agreements with distribution partners can be time consuming, and once an agreement is reached, product design cycles can be lengthy. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments, our ability to grow our business could be adversely impacted.

Our existing agreements with partners in the automobile industry generally do not obligate an automobile manufacturer to launch the integration of our service in its automobiles. In addition, some automobile manufacturers or their supplier partners may terminate their agreements with us for convenience. Our business could be adversely affected if our automobile partners and consumer electronics partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us. If we are forced to amend the business terms of our distribution agreements as a result of competitive pressure, our results of operations may be adversely affected.

Additionally, we distribute our mobile applications via smartphone application download stores managed by Apple, Google, Palm and Research In Motion, or RIM, and such distribution is subject to an application developer license agreement in each case. Should any of these parties amend the terms of their license in such a way that inhibits our ability to distribute the Pandora apps via their application store, or negatively impacts our economics in such distribution, our results of operations may be adversely affected.

Loss of agreements with the makers of mobile devices, renegotiation of such agreements on less favorable terms or other actions these third parties may take could harm our business.

Most of our agreements with makers of mobile operating systems and devices through which our service may be accessed, including Apple, RIM and Google, are short term or can be cancelled at any time with little or no prior notice or penalty. The loss of these agreements, or the renegotiation of these agreements on less favorable economic or other terms, could limit the reach of our service and its attractiveness to advertisers, which, in turn, could adversely affect our business, financial condition and results of operations. Some of these mobile device makers, including Apple, are now, or may in the future become, competitors of ours, and could stop allowing or supporting access to our service through their products for competitive reasons. Furthermore, because devices providing access to our service are not manufactured and sold by us, we cannot guarantee that these companies will ensure that their devices perform reliably, and any faulty connection between these devices and our service may result in consumer dissatisfaction toward us, which could damage our brand.

If we are unable to continue to make our technology compatible with the technologies of third-party distribution partners who make our service available to our listeners through mobile devices, consumer electronic products and automobiles, we may not remain competitive and our business may fail to grow or decline.

In order to deliver music everywhere our listeners want to hear it, we need our service to be compatible with mobile, consumer electronic, automobile and website technologies. Our service is accessible in part through Pandora-developed or third-party developed applications that hardware manufacturers embed in, and distribute through, their devices. Connected devices and their underlying technology are constantly evolving. As internet connectivity of automobiles, mobile devices, and other consumer electronic products expands and as new internet-connected products are introduced, we must constantly adapt our technology. It is difficult to keep pace with the continual release of new devices and technological advances in digital media delivery and predict the problems we may encounter in developing versions of our applications for these new devices and delivery channels, and it may become increasingly challenging to do so in the future. In particular, the technology used for streaming the Pandora service in automobiles remains at an early stage and may not result in a seamless customer experience. If automobile and consumer electronic makers fail to make products that are compatible with our technology or we fail to adapt our technology to evolving requirements, our business and financial results could be harmed.

Furthermore, consumer tastes and preferences can change in rapid and unpredictable ways and consumer acceptance of these products depends on the marketing, technical and other efforts of third-party manufacturers, which is beyond our control. If consumers fail to accept the products of the companies with whom we partner or if we fail to establish relationships with makers of leading consumer products, our business could be adversely affected.

We rely upon an agreement with DoubleClick, which is owned by Google, for delivering and monitoring our ads. Failure to renew the agreement on favorable terms, or termination of the agreement, could adversely affect our business.

We use DoubleClick’s ad-serving platform to deliver and monitor ads for our service. There can be no assurance that our agreement with DoubleClick, which is owned by Google, will be extended or renewed upon expiration, that we will be able to extend or renew our agreement with DoubleClick on terms and conditions favorable to us or that we could identify another alternative vendor to take its place. Our agreement with DoubleClick also allows DoubleClick to terminate our relationship before the expiration of the agreement on the occurrence of certain events, including if DoubleClick determines that our use of its service could damage or cause injury to DoubleClick or reflect unfavorably on DoubleClick’s reputation.

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures.

In connection with the audit of our financial statements as of and for the years ended January 31, 2008, 2009 and 2010 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in internal control over financial reporting related to inadequate financial statement preparation and review procedures. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared and reviewed on a timely basis, including insufficient:

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financial statement close process and procedures including the review of account reconciliations and journal entries, the identification of non-standard transactions involving complex accounting issues and treatment, and the resolution of matters requiring management judgment and estimates; and

•	segregation of duties and the supervision and review of finance and accounting personnel to promote timely, reliable financial reporting.

As a result of this material weakness, our auditors recommend that we:

•	implement and formalize written policies and procedures for the review of account analyses, reconciliations and journal entries;

•	assign account reconciliations and journal entries during the reporting period close process to specific individuals of our finance team;

•	formally document procedures performed during the review process;

•	implement enhanced oversight procedures to ensure that the account reconciliation review process has been performed prior to finalization of the financial statements at each reporting period;

•	formalize examination of closing period revenue and expenses cut-off procedures; and

•	formalize accounting evaluation of non-routine judgments and estimations.

We concurred with the findings of our independent registered public accounting firm. We are working to remediate the material weakness. We have begun taking numerous steps and plan to take additional steps to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional accounting and finance personnel. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

In addition, we will need to evaluate our internal controls over financial reporting in connection with Section 404 of the Sarbanes Oxley Act for fiscal 2012, and our auditors will be required to attest to our internal controls over financial reporting starting with our annual report for fiscal 2013. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management, as well as our auditors’ attestation report on our internal controls over financial reporting. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing processes, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Our business and prospects depend on the strength of our brand and failure to maintain and enhance our brand would harm our ability to expand our base of listeners, advertisers and other partners.

Maintaining and enhancing the “Pandora” brand is critical to expanding our base of listeners, advertisers and other partners. Maintaining and enhancing our brand will depend largely on our ability to continue to develop and provide an innovative and high quality experience for our listeners and attract advertisers, content owners and automobile, mobile device, and other consumer electronic product manufacturers to work with us, which we may not do successfully.

Our brand may be impaired by a number of other factors, including service outages, data privacy and security issues, listener perception of ad load and exploitation of our trademarks by others without permission. Further, if our partners fail to maintain high standards for products that integrate our service, fail to display our trademarks on their products in breach of our agreements with them, or use our trademarks incorrectly or in an unauthorized manner or if we partner with manufacturers of products that our listeners reject, the strength of our brand could be adversely affected. In addition, there is a risk that the word “Pandora” could become so commonly used that we lose protection for this trademark, which could result in other people using the word “Pandora” to refer to their own products, thus diminishing the strength of our brand.

We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in the number of our listeners, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand which would adversely affect our operating results and may not be effective.

We have experienced rapid growth in recent periods. If we fail to effectively manage our growth, our business and operating results may suffer.

We have recently experienced, and expect to continue to experience, rapid growth which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources. In order to attain and maintain profitability, we will need to recruit, integrate and retain skilled and experienced sales personnel who can demonstrate our value proposition to advertisers and increase the monetization of listener hours, particularly on mobile devices. Continued growth could also strain our ability to maintain reliable service levels for our listeners, effectively monetize our listener hours, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we may also be unable to meet our obligations under advertising agreements with respect to the timing of our delivery of advertising or other performance obligations. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition will suffer.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the contributions of our executive officers as well as our ability to attract and retain highly skilled and experienced sales, technical and other personnel. All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. If we are unable to attract and retain our executive officers and key employees, our business, operating results and financial condition could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our executive officers and other key personnel, and our operations could suffer.

Interruptions or delays in service arising from our own systems or from our third-party vendors could impair the delivery of our service and harm our business.

We rely on systems housed in our own facilities and upon third-party vendors, including bandwidth providers and data center facilities located in California and Virginia, to enable listeners to receive our content in a dependable, timely, and efficient manner. We have experienced and expect to continue to experience periodic service interruptions and delays involving our own systems and those of our third-party vendors. We do not currently maintain a live fail-over capability that would allow us to switch our streaming operations from one facility to another in the event of a service outage. Both our own facilities and those of our third-party vendors are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, and technical security measures, terrorist acts, natural disasters, human error, the financial insolvency of our third-party vendors and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third-party vendors store and deliver on our behalf.

We exercise no control over our third-party vendors, which makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by these vendors could have significant adverse impacts on our business reputation, customer relations and operating results. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period to period basis may not be meaningful. In addition to other risk factors discussed in this “Risk Factors” section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to retain our current listenership, build our listener base and increase listener hours;

•	our ability to more effectively monetize mobile listener hours, particularly as the number of listener hours on mobile devices grow;

•	our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;

•	our ability to effectively manage our growth;

•	our ability to continue to operate under the statutory licenses set forth in the Copyright Act;

•	our ability to enjoy the benefit of rates negotiated below those established by the CRB in 2007;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

•	costs associated with defending any litigation, including intellectual property infringement litigation;

•	our ability to pursue, and the timing of, entry into new geographic or content markets and, if pursued, our management of this expansion;

•	the impact of general economic conditions on our revenue and expenses; and

•	changes in government regulation affecting our business.

Seasonal variations in listener and advertising behavior may also cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in listener behavior due to increased internet usage and sales of music-streaming devices during certain vacation and holiday periods. For example, we expect to experience increased usage during the fourth quarter of each calendar year due to the holiday season, and in the first quarter of each calendar year due to increased use of music-streaming devices received as gifts during the holiday season. We may also experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season. In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future and that such seasonal variations in listener behavior may result in fluctuations in our financial results.

Failure to protect our intellectual property could substantially harm our business and operating results.

The success of our business depends on our ability to protect and enforce our trade secrets, trademarks, copyrights and patents and all of our other intellectual property rights, including our intellectual property rights underlying the Music Genome Project. We attempt to protect our intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party nondisclosure agreements, other contractual restrictions, and other methods. These afford only limited protection. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song selection technology or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

We have filed, and may in the future file, patent applications. It is possible, however, that these innovations may not be protectable. In addition, given the cost, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. However, such patent protection could later prove to be important to our business. Furthermore, there is always the possibility that our patent applications may not issue as granted patents, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned, that our intellectual property rights will provide competitive advantages to us, that our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our relationships with third parties, that any of our pending or future patent applications will have the coverage originally sought, that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak, or that we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

We have registered “Pandora,” “Music Genome Project” and other marks as trademarks in the United States. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our listeners or advertising customers. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Pandora or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and operating results.

We currently own the www.pandora.com internet domain name and various other related domain names. Domain names are generally regulated by internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our solutions within that country or to elect not to sell solutions in that country. Either result could harm our business and operating results. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our employees, consultants and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors’ obtainment of our trade secrets or independent development of unpatented technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, and could substantially harm our operating results.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Some internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, operating results and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to operate or expand our business. In addition, some of our current or future strategic initiatives, including entry into non-music content channels or international markets, may require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. For example, our current credit facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing secured by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology and pursue business opportunities, we may not be able to service our existing listeners, acquire new listeners or attract or retain advertising customers, which could have an adverse effect on our business, operating results and financial condition.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our service, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with business partners and advertisers as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We face many risks associated with our long-term plan to expand our operations outside of the United States, including difficulties obtaining rights to stream music on favorable terms, which could harm our business, operating results and financial condition.

Expanding our operations into international markets is an element of our long-term strategy. However, offering our service outside of the United States involves numerous risks and challenges. Most importantly, while the Digital Performance Right in Sound Recordings Act and the Digital Millennium Copyright Act provide a statutory licensing regime for the streaming of sound recordings to listeners within the United States, there is no equivalent statutory licensing regime available outside of the United States, and the other licensing alternatives currently available are not commercially viable. Currently, the licensing terms offered by rights organizations and individual copyright owners in countries outside the United States are prohibitively expensive. Addressing licensing structure and royalty rate issues in the United States required us to make very substantial investments of time, capital and other resources, and our business could have failed if such investments had not succeeded. Addressing these issues in foreign jurisdictions may require a commensurate investment by us, and there can be no assurance that we would succeed or achieve any return on this investment.

In addition, international expansion would expose us to other risks such as:

•	the need to modify our technology and sell our solutions in non-English speaking countries;

•	the need to localize our service to foreign customers’ preferences and customs;

•	difficulties in managing operations due to language barriers, distance, staffing, cultural differences and business infrastructure constraints;

•	our lack of experience in marketing, and encouraging viral marketing growth without incurring significant marketing expenses, in foreign countries;

•	application of foreign laws and regulations to us;

•	fluctuations in currency exchange rates;

•	reduced or ineffective protection of our intellectual property rights in some countries; and

•	potential adverse tax consequences associated with foreign operations and revenue.

Further, in jurisdictions where copyright protection has been insufficient to protect against widespread music piracy, achieving market acceptance of our service may prove difficult as we would need to convince listeners to stream our service when they could otherwise download the same music for free. As a result of these obstacles, we may find it impossible or prohibitively expensive to enter foreign markets, or entry into foreign markets could be delayed, which could harm our business, operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

At January 31, 2010, we had federal net operating loss carryforwards of approximately $75.4 million and tax credit carryforwards of approximately $0.4 million. At January 31, 2010, we had state net operating loss carryforwards of approximately $101.2 million and tax credit carryforwards of approximately of $0.5 million.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. As a result of prior equity issuances and other transactions in our stock, we may have previously experienced an “ownership change” under section 382 of the Code and comparable state tax laws. We may also experience ownership changes in the future as a result of this issuance or future transactions in our stock. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may be subject to limitations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in a non-hierarchical environment designed to promote openness, honesty, mutual respect and pursuit of common goals. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Federal, state and industry regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may hinder our ability and our advertisers’ ability to deliver relevant advertising.

We collect and utilize demographic and other information, including personally identifiable information, from and about our listeners as they interact with our service. For example, to register for a Pandora account, our listeners must provide the following information: age, gender, zip code and e-mail address. Listeners must also provide their credit card or debit card numbers and other billing information in connection with additional service offerings. We also may collect information from our listeners when they enter information on their profile page, post comments on other listeners’ pages, use other community or social networking features that are part of our service, participate in polls or contests or sign up to receive e-mail newsletters. Further, we and third parties use tracking technologies, including “cookies” and related technologies, to help us manage and track our listeners’ interactions with our service and deliver relevant advertising.

Various federal and state laws and regulations govern the collection, use, retention, sharing and security of the data we receive from and about our listeners. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources in responding to and defending such allegations and claims. For example, in late 2010 and early 2011, we were named as a defendant in several class action lawsuits alleging, among other things, violations of computer fraud, computer trespass and privacy laws. Any claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our listeners and our advertisers, and may subject us to fines by credit card companies and loss of our ability to accept credit and debit card payments, all of which could have an adverse effect on our business, operating results and financial condition.

Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations, and various federal and state legislative and regulatory bodies may expand current or enact new laws regarding privacy and data security-related matters. We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, and leverage listener data and to derive economic value from it. New laws, amendments to or re-interpretations of existing laws, rules of self-regulatory bodies, industry standards and contractual obligations, as well as changes in our listeners’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from listener data. We may also be required to expend significant resources to adapt to these changes and to develop new ways to deliver relevant advertising or otherwise provide value to our advertisers. In particular, government regulators have proposed “do not track” mechanisms, and requirements that users affirmatively “opt-in” to certain types of data collection that, if enacted into law or adopted by self-regulatory bodies or as part of industry standards, could significantly hinder our ability to collect and use data relating to listeners. Restrictions on our ability to collect, access and harness listener data, or to use or disclose listener data or any profiles that we develop using such data, would in turn limit our ability to stream personalized music content to our listeners and offer targeted advertising opportunities to our advertising customers, each of which are critical to the success of our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. Increased regulation of data utilization and distribution practices, including self-regulation and industry standards, could require us to modify our operations and incur significant expenses, which could have an adverse effect on our business, financial condition and results of operations.

If our security systems are breached, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners and advertisers.

Techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our listeners, including credit card and debit card information and other personally identifiable information. If an actual or perceived breach of security occurs of our systems or a vendor’s systems, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners, which in turn would harm our efforts to attract and retain advertisers. We also would be required to expend significant resources to mitigate the breach of security and to address related matters.

We cannot control the actions of third parties who may have access to the listener data we collect. The integration of the Pandora service with applications provided by third parties represents a significant growth opportunity for us, but we may not be able to control such third parties’ use of listeners’ data, ensure their compliance with the terms of our privacy policies, or prevent unauthorized access to, or use or disclosure of, listener information, any of which could hinder or prevent our efforts with respect to growth opportunity.

Any failure, or perceived failure, by us to maintain the security of data relating to our listeners and employees, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose listeners, advertisers, revenue, and employees.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments exclusively through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our products, or suffer an increase in our operating expenses, either of which could adversely affect our business, financial condition and results of operations.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our subscriber satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Currently, we are assessing whether we are fully compliant with the Payment Card Industry, or PCI, Data Security Standard, or PCI DSS, a security standard with which companies that collect, store, or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. Our failure to comply fully with PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if PCI DSS compliance is achieved, we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and results of operations.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

If we fail to detect click fraud or other invalid clicks on ads, we could lose the confidence of our advertisers, which would cause our business to suffer.

Our business relies on delivering positive results to our advertising customers. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. A major source of invalid clicks could result from click fraud where a listener intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others and we are unable to detect and prevent it, or if we choose to manage traffic quality in a way that advertisers find unsatisfactory, the affected advertisers may experience or perceive a reduced return on their investment in our advertising products, which could lead to dissatisfaction with our advertising programs, refusals to pay, refund demands or withdrawal of future business. This could damage our brand and lead to a loss of advertisers and revenue.

Our success depends on our listeners’ continued high-speed access to the internet and wireless devices and the continued reliability of the related infrastructure.

Because our service is designed primarily to work over the internet, our revenue growth depends on our listeners’ low cost, high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure, including the wireless internet infrastructure. The future delivery of our service will depend on third-party internet service providers and wireless telecommunication companies expanding high-speed internet access and wireless networks, maintaining reliable networks with the necessary speed, data capacity and security, and developing complementary products and services for providing reliable and timely wired and wireless internet access and services. The success of our business depends directly on the continued

accessibility, maintenance and improvement of the internet and, in particular, access to the internet through wireless infrastructure, to permit high-quality streaming of music content and provide a convenient and reliable platform for customer interaction. All of these factors are outside of our control.

To the extent that the internet and the wireless internet infrastructure continue to experience an increasing number of listeners, frequency of use and expanding bandwidth requirements, the internet and wireless networks may become congested and unable to support the demands placed on them, and their performance and reliability may decline. In addition, the wireless communications companies that provide our listeners with access to the internet through wireless networks may raise their rates or impose data usage limits, which could cause our listeners to decrease their usage of our service or our listenership to decline. Any future internet or wireless network outages, interruptions, bandwidth constraints, rate increases or data usage limits could adversely affect our ability to provide service to our listeners and advertising customers.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our service or require that we release the source code of certain services subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. Such open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple software programmers to design our proprietary technologies, and we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

Government regulation of the internet is evolving, and unfavorable developments could have an adverse affect on our operating results.

We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations cover taxation, user privacy, data collection and protection, copyrights, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as privacy, taxation and consumer protection apply to the internet. Moreover, as internet commerce continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease listener demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our operating results.

We could be adversely affected by regulatory restrictions on the use of mobile and other electronic devices in motor vehicles, and legal claims are possible from use of such devices while driving.

Regulatory and consumer agencies have increasingly focused on distraction to drivers that may be associated with use of mobile and other devices in motor vehicles. In 2010, the U.S. Department of Transportation identified driver distraction as a top priority, and we anticipate new regulatory activity in this area. Regulatory restrictions on how drivers and passengers in automobiles may engage with devices on which our service is broadcast could adversely affect the results of our operations. In addition, concerns over driver distraction due to use of mobile and other electronic devices to access our service in motor vehicles could result in litigation and negative publicity.

We rely on third parties to provide software and related services necessary for the operation of our business.

We incorporate and include third-party software into and with our applications and service offerings and expect to continue to do so. The operation of our applications and service offerings could be impaired if errors occur in the third-party software that we use. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that any third-party licensors will continue to make their software available to us on acceptable terms, to invest the appropriate levels of resources in their software to maintain and enhance its capabilities, or to remain in business. Any impairment in our relationship with these third-party licensors could have a material adverse effect on our business, results of operations, cash flow and financial condition.

The impact of worldwide economic conditions, including the effect on advertising budgets and discretionary entertainment spending behavior, may adversely affect our business and operating results.

Our financial condition is affected by worldwide economic conditions and their impact on advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a serious adverse impact on our business. In addition, we provide an entertainment service, and payment for our Pandora One subscription service or payment of fees to receive our service once a listener reaches 40 hours use per month on a traditional computer may be considered discretionary on the part of some of our current and prospective subscribers or listeners, who may choose to use a competing free service. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new subscribers could be hindered, which could negatively impact our business.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins or similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our principal executive offices are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We currently have very limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the internet to conduct our business and provide high quality service to our listeners, such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

Risks Related to this Offering and Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, the trading prices of our common stock may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has been no public market for shares of our common stock. An active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control including:

•	our actual or anticipated operating performance and the operating performance of similar companies in the internet, radio or digital media spaces;

•	general economic conditions and their impact on advertising spending;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our service;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

•	sales or expected sales of shares of our common stock by us, and our officers, directors and significant stockholders.

In addition, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the number of shares outstanding as of January 31, 2011, upon the closing of this offering, we will have outstanding              shares of common stock (or              shares of common stock if the underwriters exercise in full their over-allotment option). The shares of our common stock that we are selling in this offering may be resold immediately in the public market unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and substantially all of our equityholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See the section of this prospectus captioned “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release, of the lock-up could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Holders of approximately              shares, or         %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriters” or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

We also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research focused on our company. If no securities or industry analysts commence coverage of our company, the price and trading volume of our stock likely would be negatively impacted. If securities or industry analysts initiate coverage, and one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management generally will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. Except as described in the section of this prospectus captioned “Use of Proceeds,” we have not allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Because some existing stockholders will together beneficially own approximately         % of our outstanding stock after this offering, the voting power of other stockholders, including purchasers in this offering, will be effectively limited.

After this offering, it is anticipated that our officers, directors, greater than 5% stockholders and their affiliates will beneficially own or control, directly or indirectly, 101,273,746 shares of common stock, which in the aggregate will represent approximately         % of the outstanding shares of common stock, assuming no

exercise of the underwriters’ over-allotment option. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different form yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

Our charter documents, Delaware law and certain terms of our music licensing arrangements could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws that will be in effect upon the closing of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our certificate of incorporation relating to the issuance of preferred stock and management of our business or our bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law governs us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. In addition, if we are acquired, certain terms of our music licensing arrangements, including favorable royalty rates, that currently apply to us may not be available to an acquiror. These terms may discourage a potential acquiror from making an offer to buy us or may reduce the price such a party may be willing to offer.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

Purchasers of our common stock in this offering will incur immediate and substantial dilution of $         per share in the net tangible book value of our common stock from the assumed initial public offering price of $         per share, which is the midpoint of the estimated range set forth on the cover of this prospectus. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately         % of the total amount we have raised since our inception, but will own only approximately         % of our total common stock immediately following the completion of this offering. As a result, investors who will control a majority of our outstanding stock will have substantially lower cost basis in their stock than investors in this offering, and as such may have interests that differ from investors in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our financial performance, including our revenue, cost of revenue, operating expenses and ability to attain and sustain profitability;

•	our ability to generate additional revenue on a cost-effective basis;

•	our ability to attract and retain advertisers;

•	the market for online and mobile advertising;

•	trends in music and radio consumption;

•	our ability to attract and retain subscribers;

•	our ability to increase our listener base and listener hours;

•	our ability to compete for listeners and advertising spending with other content services;

•	our ability to continue operating under existing laws and licensing regimes;

•	our ability to license music at favorable royalty rates;

•	our ability to expand our service to new mobile, consumer electronics and automotive platforms;

•	our plans to expand our service to new content formats;

•	our ability to retain and hire necessary employees;

•	the impact of seasonality on our business;

•	our ability to adequately protect our intellectual property;

•	our liquidity and working capital requirements;

•	our long-term international expansion plans;

•	our ability to stay abreast of modified or new laws and regulations applying to our business, including copyright and privacy regulation; and

•	worldwide economic conditions and their impact on advertising spending.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, the documents that we have filed as exhibits to the registration statement of which this prospectus is a part, and any related free writing prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Ando, Arbitron, comScore, eMarketer, IDC, Nielsen, SNL Kagan,

Radio Advertising Bureau and VSS or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $             million, after deducting underwriters’ discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

We will use a portion of the net proceeds of this offering to pay accrued and unpaid dividends on our redeemable convertible preferred stock in connection with the automatic conversion of such redeemable convertible preferred stock into common stock upon the closing of this offering. The amount of such accrued dividends will be equal to (1) approximately $25.0 million, which is the amount of accrued dividends if the closing had occurred on October 31, 2010, plus (2) approximately $26,000 per day for the period from October 31, 2010 to the date of the closing. We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital. If the opportunity arises, we may also use a portion of the net proceeds to acquire, invest in, or obtain rights to, complementary technologies, products, services or businesses. We are not currently a party to any agreements or commitments for any such transactions, and we have no current understandings with respect to any such transactions.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and, except as set forth under the caption “Use of Proceeds,” currently do not anticipate paying any cash dividends after the offering and for the foreseeable future. Instead, we intend to retain all available funds and any future earnings for us in the operation and expansion of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Our Indebtedness – Credit Facility” and note 7 to our financial statements included elsewhere in this prospectus.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of October 31, 2010:

•	on an actual basis; and

•

on a pro forma, as adjusted basis, giving effect to (1) the automatic conversion of all outstanding redeemable convertible preferred stock into an aggregate of 137,294,574 shares of common stock upon the closing of this offering, (2) the reclassification of all outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase 403,298 shares of common stock upon the closing of this offering, and (3) our receipt of the net proceeds from the sale by us in this offering of shares of common stock at an assumed public offering price of $             per share, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (4) the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the Financial Statements and notes thereto appearing elsewhere in this prospectus.

	As of October 31, 2010
	Actual	Pro Forma, as Adjusted(1)
	(unaudited) (in thousands, except per share data)
Cash and cash equivalents	$40,782	$

Current and long-term debt	$7,763
Preferred stock warrant liabilities	1,027
Redeemable convertible preferred stock, $0.0001 par value: 134,113,117 shares authorized and 133,534,334 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; no shares authorized and no shares issued and outstanding, pro forma as adjusted	124,497
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 220,000,000 shares authorized and 12,398,661 shares issued and outstanding, actual; 220,000,000 shares authorized and 150,096,534 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	—
Other comprehensive loss	—
Accumulated deficit	(83,880)

Total stockholders’ equity (deficit)	(83,879)

Total capitalization	$41,645	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our common stock in this offering would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 151,805,230 shares outstanding as of January 31, 2011 and excludes:

•	33,407,775 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.63 per share;

•	403,298 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $0.71 per share; and

•	6,310,291 shares of common stock reserved for issuance under our existing stock option plan.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Dilution will result from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our currently outstanding common stock.

The historical net tangible book value of our common stock as of October 31, 2010 was $                 million, or $                 per share. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of outstanding common stock. After giving effect to the (1) automatic conversion of our redeemable convertible preferred stock in connection with this offering, (2) the reclassification of all outstanding warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase                  shares of common stock upon the closing of this offering, (3) the sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (4) the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds,” the pro forma historical net tangible book value of our common stock as of October 31, 2010 would have been $                 million, or $                 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to existing stockholders and an immediate dilution of $                 per share to new investors purchasing shares in the offering. The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of October 31, 2010	$

Increase per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial offering price per share. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) our pro forma as adjusted net tangible book value by $                 per share, and increase (decrease) the dilution to new investors by $                 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of October 31, 2010, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share is subject to adjustment based on the actual initial public offering price per share and other terms of this offering determined at pricing.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) total consideration paid by new investors by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by the new investors will be increased to                 , or approximately         % of the total number of shares of our common stock outstanding after this offering.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                  or approximately         % of the total shares of our common stock outstanding after this offering, or shares and approximately         % of the total shares of our common stock outstanding after this offering if the over-allotment option is exercised in full. The number of shares to be purchased by new investors will be increased to or approximately         % of the total shares of our common stock outstanding after this offering, or shares and approximately                  of the total shares of common stock outstanding after this offering, if the over-allotment option is exercised in full.

The foregoing discussion and tables are based on 151,805,230 shares of common stock issued and outstanding as of January 31, 2011, and excludes:

•	33,407,775 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.63 per share;

•	403,298 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $0.71 per share; and

•	6,310,291 shares of common stock reserved for issuance under our existing stock option plan.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial and other data regarding our business should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related notes included elsewhere in this prospectus. We derived the statement of operations data for the years ended January 31, 2008, 2009 and 2010, as well as the balance sheet data as of January 31, 2009 and 2010 from our audited financial statements included elsewhere in this prospectus. We derived the balance sheet data as of January 31, 2008 from our audited financial statements not included in this prospectus. We derived the unaudited statement of operations data for the year ended January 31, 2007 as well as the unaudited balance sheet data as of January 31, 2007 from our unaudited financial statements not included in this prospectus. We derived the unaudited statement of operations data for the nine months ended October 31, 2009 and 2010 as well as the unaudited balance sheet data as of October 31, 2010 from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the nine months ended October 31, 2010 are not necessarily indicative of results to be expected for the fiscal year.

	Fiscal Year Ended January 31,				Nine Months Ended October 31,
	2007	2008	2009	2010	2009	2010
	(in thousands, except per share data)
	(unaudited)				(unaudited)
Statement of Operations Data:
Revenue:
Advertising	$3,250	$13,314	$18,247	$50,147	$28,716	$77,852
Subscription services and other	925	985	1,086	5,042	2,636	12,271

Total revenue	4,175	14,299	19,333	55,189	31,352	90,123
Costs and expenses:
Cost of revenue(1)	3,142	5,850	7,398	7,892	5,808	7,977
Product development(1)	382	5,932	6,116	6,026	4,437	4,817
Marketing and sales(1)	562	8,214	13,265	17,426	11,820	21,884
General and administrative(1)	9,574	2,577	4,190	6,358	4,592	9,204
Content acquisition	3,240	6,402	15,771	32,946	22,522	45,422

Total costs and expenses	16,900	28,975	46,740	70,648	49,179	89,304

Income (loss) from operations	(12,725)	(14,676)	(27,407)	(15,459)	(17,827)	819
Other income (expense), net	902	688	(821)	(1,294)	(810)	(1,147)

Net loss	$(11,823)	$(13,988)	$(28,228)	$(16,753)	$(18,637)	$(328)

Net loss attributable to common stockholders	$(14,825)	$(17,751)	$(32,037)	$(24,875)	$(24,728)	$(7,131)

Basic and diluted loss per share	$(3.62)	$(3.80)	$(5.45)	$(3.84)	$(3.94)	$(0.70)

Weighted-average number of shares used in per share amounts—basic and diluted	4,097	4,671	5,881	6,482	6,280	10,137

Pro forma net income (loss) per share—basic and diluted (unaudited)				$(0.15)		$0.00

Pro forma weighted average shares used in calculating pro forma net income (loss) per share attributable to common stockholders – basic and diluted				113,652		156,586

Key Metrics (unaudited):(2)
	Fiscal Year Ended January 31,		Nine Months Ended October 31,
	2009	2010	2009	2010
Listener hours (in billions)(3)	1.0	2.0	1.4	2.6
Registered users (end of period, in millions)(4)	22	45	37	70

	As of January 31,				As of October 31, 2010
	2007	2008	2009	2010
	(in thousands)
	(unaudited)				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$25,646	$11,810	$9,608	$16,164	$40,782
Working capital (deficit)	24,389	10,409	(3,114)	18,929	37,198
Total assets	29,706	18,629	16,685	40,277	83,708
Preferred stock warrant liability	83	99	49	300	1,027
Convertible preferred stock	49,438	52,638	62,560	104,806	124,497
Common stock and additional paid-in capital	—	1	726	1	1
Total stockholders’ deficit	(23,431)	(40,247)	(63,510)	(87,771)	(83,879)

(1)	Includes stock-based compensation as follows:

	Fiscal Year Ended January 31,				Nine Months Ended October 31,
	2007	2008	2009	2010	2009	2010
	(in thousands, except per share data)
					(unaudited)
Cost of revenue	$4	$10	$14	$18	$13	$46
Product development	11	44	54	125	73	212
Marketing and sales	27	158	188	225	152	342
General and administrative	194	71	77	109	83	346

(2)	Comparative information is not readily available prior to fiscal 2009.
(3)	Listener hours are defined as the aggregate amount of time listeners have used our service in a given period.
(4)	Registered users are defined as the total number of accounts that have been created for our service at period end. To become a registered user, a person must provide an email address, but the information we collect from listeners does not permit us to identify when a listener may have created multiple accounts, nor prevent listeners from creating multiple accounts. In addition, many registered users may not use our service actively. We believe that, while imperfect, our number of registered users is indicative of the growth of awareness of Pandora.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” All references herein to a fiscal year refer to the 12 months ended January 31 of such year, and references to the first, second, third and fourth fiscal quarters refer to the three months ended April 30, July 31, October 31 and January 31, respectively.

Overview

Pandora is the leader in internet radio in the United States, offering a personalized experience for each of our listeners. We have pioneered a new form of radio – one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. In January 2011, we had over 80 million registered users and we added a new registered user every second on average. We have more than a 50% share of internet radio listening time among the top 20 stations and networks in the United States, according to a November 2010 report by Ando. Since we launched the Pandora service in 2005, our listeners have created over 1.4 billion stations.

In 2000, we started the Music Genome Project, and since then we have continuously built our song catalog, refined the genotyping model and developed proprietary algorithms for building personalized playlists for our listeners based both on our analysis and feedback data from our listeners. In July 2005, leveraging our investment in the Music Genome Project, we launched the Pandora service as a free, advertising-supported internet radio service. In May 2007 we introduced the first mobile version of our service primarily for use on cellular phones. By the end of that fiscal year, we had over 10 million registered users.

We launched the Pandora app for smartphones on the iPhone in July 2008, and have subsequently launched on Android and Blackberry phones. Driven in large part by the popularity of the Pandora apps, growth in the overall smartphone market and increased adoption of our traditional computer-based service, by the end of that fiscal year we had over 22 million registered users.

One key element of our strategy is to make the Pandora service available everywhere in the United States that there is internet connectivity. To this end, in 2006 we began to partner with manufacturers of home entertainment systems and other consumer electronics products to integrate the Pandora service with their products. In 2009 we began to develop relationships with major automobile manufacturers and their suppliers to introduce the Pandora service for automobiles, including select models of Ford Motor Company, Mercedes-Benz and MINI (BMW Group) vehicles.

We derive the substantial majority of our revenue from the sale of display, audio and video advertising across our traditional computer-based, mobile and other connected device platforms. To date, our revenue growth has been principally attributable to selling display advertising through our traditional computer-based platform. The rapid adoption of our service on mobile and other connected devices presents an opportunity for us to reach our audience anytime, anywhere they enjoy music, and therefore to offer additional solutions to current and potential advertisers.

The growth in our registered users and distribution platforms has fueled a corresponding growth in listener hours. Our total number of listener hours is a key driver for both revenue generation opportunities and content acquisition expenses, which are the largest component of our operating expenses:

•

Revenue. Listener hours define the number of opportunities we have to sell advertisements, which we refer to as inventory. Our ability to attract advertisers depends in large part on our ability to offer sufficient inventory within desired demographics. In turn, our ability to generate revenue depends on the extent to which we are able to sell the inventory we have.

•

Content Acquisition Expenses. Listener hours drive substantially all of our content acquisition expenses. We pay royalties to the copyright owners of both sound recordings and the underlying musical works themselves, and we record these royalties as content acquisition expenses. Under U.S. law, we are guaranteed the right to stream any lawfully released sound recordings, and royalties are negotiated with and paid through performance rights organizations such as SoundExchange for sound recordings and BMI, ASCAP and SESAC for musical works. Royalties are calculated using negotiated rates documented in master royalty agreements and based on revenue earned or other usage measures. If we cannot agree on royalty rates, the dispute will be resolved by the CRB, in the case of SoundExchange, and by the rate court in the case of BMI and ASCAP. For further information about our content licensing arrangements and royalties, please see the section captioned “What We Do – Content, Copyrights & Royalties.”

Given the royalty structures in effect with respect to content acquisition, our content acquisition costs increase with each additional listener hour. As such, our ability to achieve operating leverage depends on our ability to increase our revenue per hour of streaming through increased advertising sales.

As our mobile listenership increases, we face new challenges for establishing a robust advertising model optimized for connected devices. The mobile advertising market is nascent and faces technical challenges due to fragmented platforms and lack of standard audience measurement protocols.

In addition, we expect to increase the number of audio ad campaigns for both traditional computer-based and mobile platforms, placing us in more direct competition with broadcast radio for advertiser spending, and these advertisers predominantly focus on local advertising. By contrast, display advertisers have been predominantly national brands. Our success selling audio ads in large part may require us to convince a substantial base of local advertisers of the benefits of advertising on the Pandora service.

In fiscal 2011, we began to substantially increase our expenditures for product development, marketing and sales and general administrative expenses to generate growth and provide support infrastructure for that anticipated growth. We expect that this increased level of operating expenses will continue into the future.

Our total revenue has grown from $14.3 million in fiscal 2008 to $55.2 million in fiscal 2010 and $90.1 million in the nine months ended October 31, 2010. At the same time, our total cost and expenses have grown from $29.0 million in fiscal 2008 to $70.6 million in fiscal 2010 and $89.3 million in the nine months ended October 31, 2010, principally as a result of the growth in content acquisition expenses. As the volume of music we stream to listeners increases, our content acquisition expense will also increase, regardless of whether we are able to generate more revenue. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations. As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least the end of fiscal 2012.

Key Metrics

We track listener hours and number of registered users because they are key indicators of the growth of our business. The table below sets forth our listener hours for fiscal 2009, fiscal 2010 and the nine months ended October 31, 2009 and 2010, as well as our registered users as of the end of each of those periods.

	Fiscal Year Ended January 31,		Nine Months Ended October 31,
	2009	2010	2009	2010
Listener hours (in billions)	1.0	2.1	1.4	2.6
Registered users (end of period, in millions)	22	46	38	71

Listener hours are defined as the aggregate amount of time listeners have used our service in a given period and as discussed in greater detail in “– Overview,” above.

Registered users are defined as the total number of accounts that have been created for our service at period end. To become a registered user, a person must provide an email account and other demographic information, but the information we collect from listeners does not permit us to identify when a listener may have created multiple accounts, nor prevent listeners from creating multiple accounts. In addition, many registered users may not use our service actively. We believe that, while imperfect, our number of registered users is indicative of the growth of awareness of Pandora.

Basis of Presentation

Revenue

Advertising Revenue. We generate advertising revenue primarily from display, audio and video advertising, which is typically sold on a cost-per-thousand impressions, or CPM, basis. Advertising campaigns typically range from one to 12 months, and advertisers generally pay us based on a minimum number of impressions or the satisfaction of other criteria, such as click-throughs. We may earn referral revenue when, for example, a listener clicks on an advertisement and signs up for membership with an advertiser. We also have arrangements with advertising agencies and brokers pursuant to which we provide the ability to sell advertising inventory on our service directly to advertisers. We report revenue under these arrangements net of amounts due to agencies and brokers.

In fiscal 2010 and the nine months ended October 31, 2010, advertising revenue accounted for 90.9% and 86.4%, respectively, of our total revenue, and we expect that advertising will comprise a substantial majority of revenue for the foreseeable future. In fiscal 2010 and the nine months ended October 31, 2010, Google accounted for 11.4% and 7.4%, respectively, of our total revenue. We deliver online ads provided by Google through our service, and Google sources us with advertising customers through ad exchanges.

Our ability to attract advertisers, and ultimately generate advertising revenue, will be critical to our financial success. We believe that we provide a unique and commercially attractive advertising opportunity for our advertisers, including the ability to run multi-platform ad campaigns and to present ads while our listeners actively engage with our service. Although advertisers as a whole are spending an increasing amount of their advertising budget on online advertising, we face a number of challenges. Specifically, we compete for advertising dollars with significantly larger and more established online marketing and media companies, such as Facebook, Google, MSN and Yahoo!. In addition, our audio advertising products target advertisers that traditionally advertise on broadcast radio and are less familiar with internet radio advertising media.

Subscription Services and Other Revenue. We generate subscription revenue through the sale of access to a premium version of the Pandora service for $36 per year, which currently includes higher quality audio and an ad free environment. We receive the full amount of the subscription payment at the time of sale; however, subscription revenue is recognized on a straight-line basis over the subscription period. In addition, for listeners who are not subscribers, we limit usage of our advertising-supported service on traditional computers to 40 hours per month. Listeners who reach this limit may continue to use this service by paying $0.99 for the remainder of the month. We include this revenue in subscription revenue. In fiscal 2010 and the nine months ended October 31, 2010, subscription services and other revenue accounted for 9.1% and 13.6%, respectively, of our total revenue.

Deferred Revenue. Our deferred revenue consists principally of both prepaid but unrecognized subscription revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Costs and Expenses

Costs and expenses consist of cost of revenue, product development, marketing and sales, general and administrative and content acquisition expenses. Content acquisition expenses are the most significant component of our costs and expenses followed by employee-related costs, which includes stock-based compensation expenses. We expect to continue to hire new employees in order to support our anticipated growth as a public company. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our costs and expenses will increase in the future.

Cost of Revenue. Cost of revenue consists of the infrastructure costs related to music streaming, maintaining our internet radio service and creating and serving advertisements through third-party ad servers, including the employee costs associated with supporting these functions. We make payments to third-party ad servers for the period the advertising impressions or click-through actions are delivered or occur, and accordingly, we record this as a cost of revenue in the related period.

Product Development. Product development expenses consist of employee compensation, information technology, consulting, facilities-related expenses and costs associated with supporting consumer connected-device manufacturers in implementing our service in their products. We incur product development expenses primarily for improvements to our website and the Pandora app, development of new advertising products and development and enhancement of our personalized playlist generating system. We expense product development as incurred. We intend to continue making significant investments in developing new products and enhancing the functionality of our existing products.

Marketing and Sales. Marketing and sales expenses include salaries, commissions and benefits related to employees in sales, marketing and advertising departments. In addition, marketing and sales expenses include third-party marketing, branding, advertising and public relations expenses, as well as facility and other supporting overhead costs. We expect marketing and sales expenses to increase as we hire additional personnel to build out our sales force and ad operations team and expand our business development team to establish relationships with manufacturers of an increasing number of connected devices.

General and Administrative. General and administrative expenses include employee salaries and benefits for finance, accounting, legal, internal information technology and other administrative personnel. In addition, general and administrative expenses include outside legal and accounting services, facility and other supporting overhead costs and merchant and other transaction costs, such as credit card fees. We expect to incur significant additional expenses as a result of building out our finance and administrative functions and with operating as a public company.

Content Acquisition. Content acquisition expenses principally consist of royalties paid for streaming music to our listeners. Royalties are calculated using negotiated rates documented in master royalty agreements and based on both percentage of revenue and listener metrics. For example, under some royalty arrangements we pay a fee per track or fee per session, while in other cases we pay royalties based on a percentage of our revenue. In still other cases we pay royalties based on a combination of these metrics. We periodically test our royalty calculation methods to ensure we are accurately reporting and paying royalties. However, the performance rights organizations have the right to audit our playlist and payment records, and any such audit could result in disputes over whether we have paid the proper royalties. If such a dispute were to occur, we could be required to pay additional royalties and the amounts involved could be material.

In July 2009 we, together with other webcasters, negotiated new royalty rates on performances with SoundExchange for calendar years 2006 to 2015. The agreement reduced rates originally established by the CRB for calendar years 2006 to 2010 and established new rates for calendar years 2011 to 2015. Prior periods reflect these reduced rates where applicable. For further information about our content licensing arrangements and royalties, see the section captioned “What We Do – Content, Copyrights & Royalties.”

Provision for Income Taxes. Since our inception, we have been subject to income taxes only in the United States. In the event we expand our operations outside the United States, we will become subject to taxation based on the foreign statutory rates and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted statutory income tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Results of Operations

The following tables present our results of operations for the periods indicated and as a percentage of total revenue. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
	(in thousands)
				(unaudited)
Revenue:
Advertising	$13,314	$18,247	$50,147	$28,716	$77,852
Subscription services and other	985	1,086	5,042	2,636	12,271

Total revenue	14,299	19,333	55,189	31,352	90,123
Costs and expenses:
Cost of revenue(1)	5,850	7,398	7,892	5,808	7,977
Product development(1)	5,932	6,116	6,026	4,437	4,817
Marketing and sales(1)	8,214	13,265	17,426	11,820	21,884
General and administrative(1)	2,577	4,190	6,358	4,592	9,204
Content acquisition	6,402	15,771	32,946	22,522	45,422

Total costs and expenses	28,975	46,740	70,648	49,179	89,304

Income (loss) from operations	(14,676)	(27,407)	(15,459)	(17,827)	819
Other income (expense):
Interest income	894	247	62	39	26
Interest expense	(197)	(1,126)	(898)	(809)	(333)
Other income (expense), net	(9)	58	(458)	(40)	(840)

Net loss before provision for income taxes	(13,988)	(28,228)	(16,753)	(18,637)	(328)
Provision for income taxes	—	—	—	—	—
Net loss	$(13,988)	$(28,228)	$(16,753)	$(18,637)	$(328)

Net loss attributable to common stockholders	$(17,751)	$(32,037)	$(24,875)	$(24,728)	$(7,131)

Basic and diluted loss per share	$(3.80)	$(5.45)	$(3.84)	$(3.94)	$(0.70)

Weighted-average number of shares used in per share amounts (in thousands):	4,671	5,881	6,482	6,280	10,137

(1)	Includes stock-based compensation as follows:

Cost of revenue	$10	$14	$18	$13	$46
Product development	44	54	125	73	212
Marketing and sales	158	188	225	152	342
General and administrative	71	77	109	83	346

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
				(unaudited)
Revenue:
Advertising	93%	94%	91%	92%	86%
Subscription services and other	7	6	9	8	14

Total revenue	100	100	100	100	100
Costs and expenses:
Cost of revenue(1)	41	38	14	19	9
Product and development(1)	41	32	11	14	5
Marketing and sales(1)	57	69	32	38	24
General and administrative(1)	18	22	12	15	10
Content acquisition	45	82	60	72	50

Total costs and expenses	203	242	128	157	99

Income (loss) from operations	(103)	(142)	(28)	(57)	1
Other income (expense):
Interest income	6	1	—	—	—
Interest expense	(1)	(6)	(2)	(3)	—
Other income (expense), net	—	—	(1)	—	(1)

Net loss before provision for income taxes	(98)	(146)	(30)	(59)	—
Provision for income taxes	—	—	—	—	—

Net loss	(98%)	(146%)	(30%)	(59%)	—%

(1) Includes stock-based compensation as follows:

Cost of revenue	0.1%	0.1%	0.0%	0.0%	0.1%
Product development	0.3	0.3	0.2	0.2	0.2
Marketing and sales	1.1	1.0	0.4	0.5	0.4
General and administrative	0.5	0.4	0.2	0.3	0.4

Comparison of the Nine Months Ended October 31, 2010 and 2009

Revenue

	Nine Months Ended October 31,		$ Change
	2009	2010
	(in thousands)
Advertising	$28,716	$77,852	$49,136
Subscription services and other	2,636	12,271	9,635

Total revenue	$31,352	$90,123	$58,771

Advertising revenue increased $49.1 million due to increases in the number of advertising campaigns enabled by higher listener hours and higher spending on campaigns by our largest advertisers. Subscription revenue increased $9.6 million due to an increase in the number of subscribers.

Costs and Expenses

Cost of Revenue

	Nine Months Ended October 31,
	2009	2010	$ Change
	(in thousands)
Cost of revenue	$5,808	$7,977	$2,169

Cost of revenue increased $2.2 million due to a $1.2 million increase in hosting services costs as a result of increased listener hours and a $0.6 million increase in employee-related expenses, driven by a 42% increase in headcount.

Product Development

	Nine Months Ended October 31,
	2009	2010	$ Change
	(in thousands)
Product development	$4,437	$4,817	$380

Product development expenses were largely flat as a $0.5 million increase in employee-related expenses, driven by a 34% increase in headcount, was partially offset by a decrease in depreciation expense.

Marketing and Sales

	Nine Months Ended October 31,
	2009	2010	$ Change
	(in thousands)
Marketing and sales	$11,820	$21,884	$10,064

Marketing and sales expenses increased $10.1 million due to a $7.7 million increase in employee-related costs, driven by an 92% increase in headcount, a $0.7 million increase in marketing expenses, a $0.6 million increase in travel and entertainment expenses and a $0.5 million increase in infrastructure costs.

General and Administrative

	Nine Months Ended October 31,
	2009	2010	$ Change
	(in thousands)
General and administrative	$4,592	$9,204	$4,612

General and administrative expenses increased $4.6 million due to a $2.4 million increase in employee-related expense, driven by a 153% increase in headcount, a $0.8 million increase primarily related to merchant and other transactions costs, and a $0.5 million increase in infrastructure costs.

Content Acquisition

	Nine Months Ended October 31,
	2009	2010	$ Change
	(in thousands)
Content acquisition	$22,522	$45,422	$22,900

Content acquisition expenses increased $22.9 million due to increased royalty payments driven by increased listener hours and by higher revenue.

Other Income (Expense)

	Nine Months Ended October 31,
	2009	2010	$ Change
	(in thousands)
Interest income	$39	$26	$(13)
Interest expense	(809)	(333)	476
Other income (expense)	(40)	(840)	(800)

Total other income (expense)	$(810)	$(1,147)	$(337)

Total other expense increased $0.3 million due to a $0.8 million increase in other expense due to the effect of recognizing our preferred stock warrants at fair value, partially offset by lower interest expense on payments made to our royalty and licensing partners in the fiscal 2011 period.

Provision for Income Taxes

No provision or benefit for U.S. federal or state income taxes has been recorded as we have incurred a net operating loss for all of the periods presented and have provided a full valuation allowance against our net deferred tax assets.

Comparison of Fiscal 2008, 2009 and 2010

Revenue

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
Advertising	$13,314	$18,247	$50,147	$4,933	$31,900
Subscription services and other	985	1,086	5,042	101	3,956

Total revenue	$14,299	$19,333	$55,189	$5,034	$35,586

2009 Compared to 2010. Advertising revenue increased $31.9 million due to increases in the number of advertising campaigns enabled by higher listener hours and higher spending on campaigns by our largest advertisers. Subscription services and other revenue increased $4.0 million due to an increase in the number of subscribers driven by the launch of our Pandora One subscription service in fiscal 2010.

2008 Compared to 2009. Advertising revenue increased $4.9 million due to increases in the number of advertising campaigns enabled by higher listener hours and higher spending on campaigns by our largest advertisers. Subscription services and other revenue was limited and essentially flat from fiscal 2008 to fiscal 2009, as we had not launched our Pandora One subscription service and during this period we had not established a cap on the number of hours computer listeners could listen to for free.

Cost and Expenses

Cost of Revenue

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
Cost of revenue	$5,850	$7,398	$7,892	$1,548	$494

2009 Compared to 2010. Cost of revenue increased $0.5 million due to an increase in employee-related costs as a result of a 36% increase in headcount, and to an increase in depreciation expenses, partially offset by a decrease in streaming and hosting costs due to more favorable hosting services rates.

2008 Compared to 2009. Cost of revenue increased $1.5 million due to a $1.0 million increase in hosting services costs driven by an increase in listener hours and an increase in employee-related costs driven by a 57% increase in headcount.

Product Development

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
Product development	$5,932	$6,116	$6,026	$184	$(90)

2009 Compared to 2010. Product development expenses were relatively flat as an increase in infrastructure costs were offset by a decrease in employee-related expenses. Headcount remained relatively flat on a period to period basis.

2008 Compared to 2009. Product development expenses increased slightly due to higher employee-related expense, driven by a 5% increase in headcount, and higher infrastructure costs.

Marketing and Sales

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
Marketing and sales	$8,214	$13,265	$17,426	$5,051	$4,161

2009 Compared to 2010. Marketing and sales expenses increased $4.2 million due to a $7.1 million increase in employee-related costs, driven by a 102% increase in headcount, partially offset by a $2.8 million decrease in marketing expenses.

2008 Compared to 2009. Marketing and sales expenses increased $5.1 million due to a $3.2 million increase in employee-related costs, driven by a 105% increase in headcount and a $1.5 million increase in marketing expenses.

General and Administrative

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
General and administrative	$2,577	$4,190	$6,358	$1,613	$2,168

2009 Compared to 2010. General and administrative expenses increased $2.2 million due to a $0.9 million increase in merchant and other transaction costs, a $0.7 million increase in employee-related expenses, driven by a 50% increase in headcount, and a $0.5 million increase in legal expenses.

2008 Compared to 2009. General and administrative expenses increased $1.6 million due to a $0.7 million increase in employee-related expenses, driven by a 50% increase in headcount, and a $0.7 million increase in legal expenses.

Content Acquisition

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
Content acquisition	$6,402	$15,771	$32,946	$9,369	$17,175

2009 Compared to 2010. Content acquisition expenses increased $17.2 million reflecting higher royalty payments driven by a higher volume of listener hours, higher royalty rates due to scheduled rate increases and higher revenue.

2008 Compared to 2009. Content acquisition expenses increased $9.4 million reflecting higher royalty payments driven by a higher volume of listener hours, higher royalty rates due to scheduled rate increases and higher revenue.

Other Income (Expense)

	Fiscal Year Ended January 31,			FY 2008 to FY 2009 $ Change	FY 2009 to FY 2010 $ Change
	2008	2009	2010
	(in thousands)
Interest income	$894	$247	$62	$(647)	$(185)
Interest expense	(197)	(1,126)	(898)	(929)	228
Other income (expense)	(9)	58	(458)	67	(516)

Total other income (expense)	$688	$(821)	$(1,294)	$(1,509)	$(473)

2009 Compared to 2010. Total other expense increased $0.5 million due to a $0.5 million increase in the fair value of our convertible preferred stock warrant liability.

2008 Compared to 2009. Total other income (expense) decreased from income of $0.7 million in fiscal 2008 to expense of $0.8 million in fiscal 2009 reflecting a $0.9 million increase in interest expense driven by higher overall outstanding debt during fiscal 2009 compared to fiscal 2008 and higher interest expense on payments made to our royalty and licensing partners, and a $0.6 million decrease in interest income resulting from lower interest rates on our cash and cash equivalents.

Provision for Income Taxes

No provision or benefit for U.S. federal or state income taxes has been recorded as we have incurred a net operating loss for all of the periods presented and have provided a full valuation allowance against our deferred tax assets.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last seven fiscal quarters, as well as the percentage that each line item represents of total net revenue. The information for each of these quarters has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited financial statements and accompanying notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period. Our fiscal year ends on January 31.

	Three Months Ended
	April 30, 2009	July 31, 2009	Oct 31, 2009	Jan 31, 2010	April 30, 2010	July 31, 2010	Oct 31, 2010
	(in thousands, except per share data)
Revenue:
Advertising	$5,360	$9,225	$14,131	$21,431	$18,446	$26,723	$32,683
Subscription services and other	363	645	1,628	2,406	3,153	4,112	5,006

Total revenue	5,723	9,870	15,759	23,837	21,599	30,835	37,689
Costs and expenses:
Cost of revenue (1)	1,820	1,920	2,068	2,084	2,390	2,503	3,084
Product development (1)	1,462	1,520	1,455	1,589	1,499	1,562	1,756
Marketing and sales (1)	3,220	3,810	4,790	5,606	5,433	6,736	9,715
General and administrative (1)	1,384	1,334	1,874	1,766	2,471	2,880	3,853
Content acquisition	6,817	7,589	8,116	10,424	12,616	14,670	18,136

Total costs and expenses	14,703	16,173	18,303	21,469	24,409	28,351	36,544

Income (loss) from operations	(8,980)	(6,303)	(2,544)	2,368	(2,810)	2,484	1,145
Other income (expense):
Interest income	8	13	18	23	2	15	9
Interest expense	(705)	(62)	(42)	(89)	(100)	(117)	(116)
Other income (expense), net	—	11	(51)	(418)	(96)	(750)	6

Net income (loss) before provision for income taxes	(9,677)	(6,341)	(2,619)	1,884	(3,004)	1,632	1,044
Provision for income taxes	—	—	—	—	—	—	—

Net income (loss)	$(9,677)	$(6,341)	$(2,619)	$1,884	$(3,004)	$1,632	$1,044

Net loss attributable to common stockholders	$(10,883)	$(9,214)	$(4,631)	$(147)	$(4,968)	$(389)	$(1,774)

Basic and diluted loss per share	$(1.80)	$(1.48)	$(0.71)	$(0.02)	$(0.64)	$(0.04)	$(0.15)

Weighted-average number of shares used in per share amounts (in thousands):	6,042	6,241	6,551	7,073	7,791	10,894	11,686

(1) Includes stock-based compensation as follows:

Cost of revenue	$4	$4	$5	$5	$6	$5	$35
Product development	13	20	40	52	40	43	129
Marketing and sales	33	52	67	73	76	82	184
General and administrative	19	25	39	26	70	106	170

	Three Months Ended
	April 30, 2009	July 31, 2009	Oct 31, 2009	Jan 31, 2010	April 30, 2010	July 31, 2010	Oct 31, 2010
Revenue:
Advertising	94%	93%	90%	90%	85%	87%	87%
Subscription services and other	6	7	10	10	15	13	13

Total revenue	100	100	100	100	100	100	100
Costs and expenses:
Cost of revenue (1)	32	19	13	9	11	8	8
Product development (1)	26	15	9	7	7	5	5
Marketing and sales (1)	56	39	30	24	25	22	26
General and administrative (1)	24	14	12	7	11	9	10
Content acquisition	119	77	52	44	58	48	48

Total costs and expenses	257	164	116	90	113	92	97

Income (loss) from operations	(157)	(64)	(16)	10	(13)	8	3
Other income (expense):
Interest income	—	—	—	—	—	—	—
Interest expense	(12)	(1)	—	—	—	—	—
Other income (expense), net	—	—	—	(2)	—	(2)	—

Net income (loss) before provision for income taxes	(169)	(65)	(17)	8	(14)	5	3
Provision for income taxes	—	—	—	—	—	—	—

Net income (loss)	(169%)	(65%)	(17%)	8%	(14%)	5%	3%

Key metrics (unaudited):
Listener hours (in billions) (2)	0.4	0.4	0.4	0.6	0.7	0.8	1.0
Registered users (3) (end of period, in millions)	26	31	37	45	53	61	70

(1) Includes stock-based compensation as follows:
Cost of revenue	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Product development	0.2	0.2	0.3	0.2	0.2	0.1	0.3
Marketing and sales	0.6	0.5	0.4	0.3	0.4	0.3	0.5
General and administrative	0.3	0.3	0.2	0.1	0.3	0.3	0.5
(2) Listener hours are defined in footnote 2 to our Selected Financial and Other Data.
(3) Registered Users are defined in footnote 3 to our Selected Financial and Other Data.

Quarterly Trends

Our operating results fluctuate from quarter to quarter as a result of a variety of factors. For example, advertising revenue in the first quarter of fiscal 2011 declined relative to the prior period due to seasonal reduction in advertising spending. Our general and administrative expense began to increase dramatically starting in the first quarter of fiscal 2011 as we hired a chief financial officer and general counsel and began to invest in infrastructure required to sustain our growth and prepare for becoming a public company. While we had net income in the fourth quarter of fiscal 2010 and the second and third quarter of fiscal 2011, we expect to incur losses on an annual basis through at least the end of fiscal 2012. We expect our operating results to continue to fluctuate in future quarters.

Our results may reflect the effects of some seasonal trends in listener behavior due to increased internet usage and sales of music-streaming devices during certain vacation and holiday periods. For example, we expect to experience increased usage during the fourth quarter of each calendar year due to the holiday season, and in the first quarter of each calendar year due to increased use of music-streaming devices received as gifts during the holiday season. We may also experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future and that such seasonal variations in listener behavior may result in fluctuations in our financial results.

In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

As of October 31, 2010, we had cash and cash equivalents of $40.8 million, which primarily consisted of money market funds, corporate bonds and U.S. government bonds held at major financial institutions. Since inception, we have financed our operations primarily through private sales of equity and, to a lesser extent, from borrowings. Our principal uses of cash are funding our operations, debt service payments, as described below, and capital expenditures.

Sources of Funds

We believe, based on our current operating plan, that our existing cash and cash equivalents and available borrowings under our credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months.

From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt, equity or equity-linked financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Our Indebtedness

We have entered into (1) a loan and security agreement, which provides for revolver borrowings, letters of credit, and certain other types of borrowings, which we refer to as our credit facility and (2) an equipment loan and security agreement which is available to finance the acquisition of equipment, which we refer to as the equipment financing line. Any inability to meet our debt service obligations could have material consequences to our security holders.

Credit Facility. In September 2009, we entered into the credit facility pursuant to which we may incur indebtedness up to the lesser of $10.0 million and a borrowing base equal to 80% of eligible accounts. Advances under the credit facility bear interest on the outstanding daily balance, at an annual rate equal to the lender’s prime rate plus 0.5%. We have pledged all of our personal and intellectual property to the lender, other than equipment purchased with proceeds of the equipment financing line, to secure our obligations under the credit facility. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens, make distributions to our stockholders, make investments or enter into certain types of related party transactions. The credit facility also includes financial covenants including covenants to maintain a specified asset coverage ratio of 1.75 to 1.00 or a cash and cash equivalents balance of at least $10.0 million. As of January 31, 2009, we were in violation of a requirement to cure payment defaults to SoundExchange no later than January 31, 2009.

The lender waived the compliance with such covenant until July 31, 2009 and we regained compliance before such date. As of July 31, 2010, we were in violation of a requirement to provide audited financial statements to the lender within 180 days of our fiscal year-end. The lender waived such requirement until February 15, 2011 and we regained compliance with such covenant by delivering the financial statements contained in this prospectus. As of October 31, 2010, we had $6.0 million of revolver borrowings outstanding, available credit of $4.0 million and the interest rate was 4.5%. The credit facility expires in June 2011. We expect to refinance such facility and that the amount available to borrow will expand over time in line with the growth of our business and short-term working capital needs.

Equipment Financing Line. In September 2009, we entered into the equipment financing line pursuant to which we may incur up to $2.0 million in indebtedness to purchase equipment. Advances under the equipment financing line bear interest at per year rate equal to 9.0%. For the first six months after each advance, we are required to pay interest only and after such six-month interest-only period, we are required to make 30 equal monthly payments of interest and principal. We have pledged all of the equipment purchased with proceeds of the equipment financing line to secure our obligations under the equipment financing line. The equipment financing line contains customary events of default, conditions to borrowings and covenants. As of July 31, 2010, we were in violation of a requirement to provide audited financial statements to the lender within 180 days of our fiscal year-end. The lender waived such requirement until March 31, 2011 and we regained compliance with such covenant by delivering the financial statements contained in this prospectus.

Uses of Funds

Dividend Payments. We will use a portion of the net proceeds of this offering to pay accrued and unpaid dividends on our redeemable convertible preferred stock in connection with the automatic conversion of such redeemable convertible preferred stock into common stock upon the closing of this offering. The amount of such accrued dividends will be equal to approximately (1) $25.0 million, which is the amount of accrued dividends if the closing had occurred on October 31, 2010, plus approximately (2) $26,000 per day for the period from October 31, 2010 to the date of the closing.

Capital Expenditures. Consistent with previous periods, future capital expenditures will focus on acquiring additional hosting and general corporate infrastructure. Based on current estimates, we believe that the amount of capital expenditures permitted to be made under the credit agreement will be adequate to implement our current plans.

Historical Trends

The following table summarizes our cash flow data for fiscal 2008, 2009 and 2010, and for the nine months ended October 31, 2009 and 2010.

	Fiscal Year Ended January 31,			Nine Months ended October 31,
	2008	2009	2010	2009	2010
	(in thousands)
				(unaudited)
Net cash provided by (used in) operating activities	$(15,021)	$(14,703)	$(27,474)	$(24,657)	$2,222
Net cash provided by (used in) investing activities	11,436	6,967	(1,569)	(2,606)	(3,808)
Net cash provided by financing activities	2,452	13,762	35,599	35,581	26,204

Operating Activities

In the nine months ended October 31, 2010, net cash provided by operating activities was $2.2 million, including our net loss of $0.3 million and non-cash charges of $3.0 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $15.5 million related to higher advertising sales. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $6.4 million primarily related to an increase in customers purchasing subscriptions for Pandora One and an increase in accrued royalties of $3.4 million due to the timing of royalty payments and increase in listeners.

In the nine months ended October 31, 2009, we used $24.7 million in operating activities, including our net loss of $18.6 million, partially offset by non-cash charges of $1.2 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $7.0 million related to higher advertising sales and a decrease in accrued royalties of $4.6 million due to the timing of royalty payments. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $4.8 million primarily related to an increase in customers purchasing subscriptions to our Pandora One service.

In fiscal 2010, we used $27.5 million in operating activities, including our net loss of $16.8 million, partially offset by non-cash charges of $2.1 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $14.9 million related to higher advertising sales and a decrease in accrued royalties of $2.2 million due to the timing of royalty payments. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $5.6 million primarily related to an increase in customers purchasing subscriptions to our Pandora One service.

In fiscal 2009, we used $14.7 million in operating activities, including our net loss of $28.2 million, partially offset by non-cash charges of $1.4 million. In addition, cash outflows from changes in operating assets and liabilities consisted primarily of an increase in accounts receivable of $0.6 million. Cash inflows from changes in operating assets and liabilities included an increase in accrued royalties of $11.0 million due to the timing of royalty payments and an increase in accounts payable of $0.8 million due to the timing of payments.

In fiscal 2008, we used $15.0 million in operating activities, including our net loss of $14.0 million, partially offset by non-cash charges of $1.2 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $1.8 million due to an increase in advertising sales, an increase in prepaid and other current assets of $0.6 million due to a prepayment of licensing fees, a decrease in deferred revenue of $0.3 million and a decrease in accrued royalties of $0.3 million due to the timing of royalty payments.

Investing Activities

Cash used in investing activities in the nine months ended October 31, 2010 was $3.8 million consisting of capital expenditures for server equipment.

Cash used in investing activities in the nine months ended October 31, 2009 was $2.6 million consisting of capital expenditures of $1.6 million, primarily for server equipment, and by higher restricted cash requirements of $1.0 million.

Cash used in investing activities in fiscal 2010 was $1.6 million consisting primarily of capital expenditures of $1.9 million, primarily for server equipment, partially offset by lower restricted cash requirements.

Cash provided by investing activities in fiscal 2009 was $7.0 million consisting primarily of the sale and maturities of marketable securities of $8.2 million, partially offset by the purchase of equipment and software of $0.6 million, and an increase in restricted cash of $0.6 million due to higher collateral requirements against a higher outstanding balance on our line of credit.

Cash provided by investing activities in fiscal 2008 was $11.4 million consisting primarily of proceeds from the net purchase, sale and maturities of marketable securities of $12.7 million, partially offset by $1.3 million in purchases of equipment and software.

Financing Activities

Cash provided by financing activities in the nine months ended October 31, 2010 was $26.2 million consisting primarily of net proceeds of $22.2 million from the issuance of 8.1 million shares of Series G redeemable convertible preferred stock and net borrowings of $3.4 million.

Cash provided by financing activities in the nine months ended October 31, 2009 was $35.6 million consisting primarily of net proceeds of $34.1 million from the issuance of 45.8 million shares of Series F redeemable convertible preferred stock and net borrowings of $1.4 million.

Cash provided by financing activities in fiscal 2010 was $35.6 million consisting primarily of net proceeds of $34.1 million from the issuance of 45.8 million shares of Series F redeemable convertible preferred stock and net borrowings of $1.4 million.

Cash provided by financing activities in fiscal 2009 was $13.8 million consisting primarily of net proceeds of $14.5 million from the issuance of 8.6 million shares of Series E redeemable convertible preferred stock.

Cash provided by financing activities in fiscal 2008 was $2.5 million consisting primarily of net proceeds from borrowings of $2.3 million.

Contractual Obligations and Commitments

The following summarizes as of October 31, 2010 our contractual obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Year
	(in thousands)
Operating lease obligations	$14,501	$1,973	$7,451	$4,420	$657
Term loan	7,763	6,723	1,040	—	—

Total	$22,264	$8,696	$8,491	$4,420	$657

The table above does not include potential payments of $68.2 million for the outstanding shares of redeemable convertible preferred stock, which becomes redeemable in May 2015.

Off-Balance Sheet Arrangements

As of January 31, 2008, 2009 and 2010 and October 31, 2010, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with our revenue recognition, allowance for doubtful accounts, stock based compensation, stock option grants and common stock valuations, and accounting for income taxes have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the credit worthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Advertising Revenue

Obligations pursuant to our advertising revenue arrangements typically include a minimum number of impressions or the satisfaction of other performance criteria. Revenue from performance-based arrangements, including referral revenue, is recognized as the related performance criteria are met. We assess whether performance criteria have been met and whether the fees are fixed or determinable based on a reconciliation of the performance criteria and an analysis of the payment terms associated with the transaction. The reconciliation of the performance criteria generally includes a comparison of third-party performance data to the contractual obligations detailed on the insertion order or other contract.

Subscription Services and Other Revenue

Subscription revenue is generated through the sale of a premium version of the Pandora service which currently includes higher audio quality and advertisement-free access. Subscription revenue is recognized on a straight-line basis over the length of the subscription period.

Other revenue is generated when a listener who does not have a subscription and has listened to a maximum number of free hours of music pays a nominal fee to listen to an unlimited amount of music for the rest of the month. Such revenue is recognized in the month when service is delivered.

Revenue Recognition for Multiple-Element Arrangements

We enter into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another. Because we have not yet established the fair value for each element and our agreements contain mid-campaign cancellation clauses, advertising sales revenue is recognized as the least of (1) revenue calculated on a time-based straight-line basis over the term of the contract, (2) revenue calculated on a proportional performance basis, based on CPM for the entire campaign multiplied by the number of impressions delivered to date and (3) revenue based on the delivered media and price as specified on the applicable insertion order. Significant creative or engineering professional services provided adjunct to a campaign are not considered to have standalone value. As a result, we recognize revenue for all elements of multiple-element arrangements as a single unit of accounting over the delivery period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to pay us. The provision is based on our historical experience with specific customers and an assessment of whether they are probable to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. Historically, we have not experienced any material losses on our accounts receivable. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivables, our future provision for doubtful accounts could be materially affected.

Stock-Based Compensation

We measure stock-based compensation expenses for employees at the grant date fair value of the award, and recognize expenses on a straight-line basis over the requisite service period, which is generally the vesting period. We account for stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. We believe that the fair value of stock options is more reliably measured than the fair value of the services received. As such, the fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

We estimate the fair value of stock-based payment awards using the Black-Scholes option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our statements of operations.

The following table summarizes the assumptions relating to our stock options granted in fiscal 2011:

Dividend yield	0%
Volatility	56-58%
Risk free interest rate	1.41-3.29%
Expected term, in years	5.90-9.83

We use an expected dividend rate of zero based on the fact that we currently have no history or, except as set forth in “– Liquidity and Capital Resources – Use of Funds,” expectation of paying cash dividends on our capital stock. Because our common stock has never been publicly traded, we estimate the expected volatility of our awards from the historical volatility of selected public companies within the internet and media industry with comparable characteristics to us, including similarity in size, lines of business, market capitalization, revenue and financial leverage. The risk free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. In addition, we assume a forfeiture rate that is based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

Stock Option Grants and Common Stock Valuations

We granted stock options with the following exercise prices since February 1, 2010:

Grant Date	Shares underlying options	Exercise Price
April 21-22, 2010	3,258,500	$0.71
June 2, 2010	252,000	0.94
August 16, 2010	1,735,500	3.14
October 20, 2010	1,185,000	3.14
December 8, 2010	461,500	3.14
January 26-27, 2011	1,737,000	3.14
February 8, 2011	1,098,000	3.14

Our board of directors determined that the exercise price per share was equal to at least the fair market value of our common stock at each grant date. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors:

•	contemporaneous valuations of our common stock;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

•	the lack of marketability of our common stock;

•	secondary transactions in our common and preferred stock;

•	our performance and stage of development; and

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions.

For the valuation of our common stock, we estimated the fair value of a minority interest in our common equity as of the valuation dates. We first determined the present value of the total stockholders’ equity, then allocated this value to the different stockholders, with regard to the preference of each stock.

On April 21 and 22, the board of directors determined that the fair market value of our common stock was $0.71 per share. As part of considering the factors listed above in totality, the board considered a contemporaneous valuation analysis that concluded that the fair market value of our common stock was $0.71 per share as of February 28, 2010. The valuation analysis applied a multi-period discounting method to after-tax cash flow available to invested capital, as this was determined to be the most appropriate valuation analysis for a company at our stage of development. Following the determination of our enterprise value, the valuation analysis then applied the option-pricing method, treating preferred stock and common stock as call options on our enterprise value, to estimate the fair market value of our common stock. The valuation analysis also estimated the fair market value of our common stock using an initial public offering scenario, based on our estimates of the timing and possible valuations for such a transaction. The valuation analysis weighted the option-pricing method and initial public offering scenario analysis and arrived at the $0.71 valuation indicated above.

In May 2010, we issued a total of 8,129,338 shares of our Series G redeemable convertible preferred stock for $2.737 per share to a group of new and existing investors for an aggregate of approximately $22.2 million. Because the lead investor in this transaction was unaffiliated with our company prior to this investment, the board of directors determined that this financing constituted an arms-length transaction.

On June 2, 2010, the board of directors determined that the fair market value of our common stock was $0.94 per share. In addition to considering the Series G redeemable convertible preferred stock financing described above, the board of directors also considered a contemporaneous valuation analysis that followed a similar valuation method as the analysis prepared in April 2010 and concluded that the fair market value of our common stock was $0.94 per share as of June 2, 2010.

In July 2010, we received an offer from an unaffiliated party, which we refer to as Party A, proposing to purchase shares of our common stock and preferred stock from our stockholders at a price of $3.138 per share. The unaffiliated party had previously conducted a due diligence review of us but had not made any investment in our stock. We did not pursue this transaction, but in August 2010 a group of existing investors that hold rights of first refusal over secondary transactions in our stock commenced an offer to purchase shares of our common stock from our current employees at $3.138 per share. Employees tendered an aggregate of 2,520,221 shares of common stock into the offer, which closed in October 2010. Because the price used in this transaction was originally proposed by a knowledgeable, unaffiliated third party, Party A, and the participants in this transaction included highly knowledgeable parties as both buyers and seller, our board of directors determined that the terms of this transaction approximated those that would be obtained in an arms-length transaction.

Based on the foregoing series of transactions over this period, our board of directors determined that there was objective data based on arms-length, third party transactions, that the fair market value of the common stock was $3.14 per share for the option grants made in August and October 2010.

A valuation of the fair market value of the common stock at October 31, 2010 was prepared, which considered the fact that the investor offer was initiated by a third-party, the number of participants involved and the number of shares transferred and concluded that the transaction constituted a fair market value transaction for valuation purposes. As a check on this conclusion, the valuation analysis also included an evaluation based on the option-pricing method analysis and on an initial public offering scenario, in each case based on updated information and evaluating changes in the market. As result of these analyses, the valuation analysis estimated that the fair market value of our common stock was $3.14 per share as of October 31, 2010.

In December 2010, the board of directors determined that the fair market value of our common stock remained $3.14 per share. In arriving at this determination, the board of directors noted that the grants were happening in close proximity of time to the October 2010 grants, and that there were not sufficient changes in our business or in market conditions to lead the board to determine there were sufficient reasons not to rely on the October market prices for the common stock.

In January and February 2011, the board of directors determined that the fair market value of our common stock continued to remain at $3.14 per share. In arriving at this conclusion the board of directors considered the valuation analysis estimate that the fair market value was $3.14 per share at October 31, 2010, noting the proximity in time of that valuation to the grant date. The board of directors also considered that we selected the underwriters of this offering in mid-January, but also noted that none of the banks interviewed had offered any indications of value, and that there remained substantial uncertainty over our ability to complete an offering in light of uncertain market conditions. After careful consideration, the board of directors concluded that there were not sufficient considerations to cause the board not to rely on the valuation analysis as of October 31, 2010.

Accounting for Income Taxes

We account for our income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or in our income tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory income tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

We operate in various tax jurisdictions and are subject to examination by various tax authorities. We provide tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We will recognize interest and penalties related to unrecognized tax benefits in our income tax (benefit) provision in the accompanying statement of operations.

We calculate our current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes we pay is subject to examination by U.S. federal and state tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.

Quantitative and Qualitative Disclosure About Market Risk

We have operations wholly within the United States and we are exposed to market risks in the ordinary course of our business, including interest rate and inflation risks.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and business money market accounts. We do not have significant long-term borrowings as of October 31, 2010.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updated, or ASU, 2009-13 regarding ASC Subtopic 605-25, Revenue Recognition – Multiple-element Arrangements. This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price, or BESP, of individual deliverables in the arrangement in the absence of vendor-specific objective evidence, or VSOE, or other third-party evidence, or TPE, of the selling price. The changes under ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified subsequent to adoption. We will adopt the changes under ASU 2009-13 effective February 1, 2011. Under the previous accounting guidance, we treated our multiple element arrangements as a single unit of accounting as we generally did not have VSOE for our undelivered elements. Under the new guidance, we are required to use BESP when neither VSOE nor TPE is available. As a result, we are able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

Effective October 31, 2009, we adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification, or the Codification, became the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our financial statements.

Effective February 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning February 1, 2010, except for the additional Level 3 requirements, which will be adopted in 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our financial statements.

In August 2009, the FASB issued an update to ASC Topic 480, Accounting for Redeemable Equity Instruments, related to the adoption of the SEC update as issued in their Accounting Series Release, or ASR, No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” The SEC, in ASR 268, provides additional clarification on the presentation in the financial statements of equity instruments with certain redemption features which did not have an impact on our financial statements.

WHAT WE DO

Our Mission

Our mission is to enrich people’s lives by enabling them to enjoy music they know and discover music they’ll love, anytime, anywhere. People connect with music on a fundamentally personal and deeply emotional level. Whether it’s a song someone first heard ten years ago or one they’ve just discovered, if they connect with that music on our service, a strong bond is forged at that moment with Pandora. Just as we value music, we also hold a deep respect for those who create it. We celebrate and hold dear the individuals who have chosen to make music, from megastars to talented new and emerging artists.

Who We Are

Pandora is the leader in internet radio in the United States, offering a personalized experience for each of our listeners. We have pioneered a new form of radio – one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. In January 2011, we had over 80 million registered users and we added a new registered user every second on average. We have more than a 50% share of internet radio listening time among the top 20 stations and networks in the United States, according to a November 2010 report by Ando. Since we launched the Pandora service in 2005, our listeners have created over 1.4 billion stations.

The Music Genome Project and our playlist generating algorithms form the technology foundation that enables us to deliver personalized radio to our listeners. These proprietary technologies power our ability to predict listener music preferences and play music content suited to the tastes of each individual listener. The extensive musicological database of the Music Genome Project has been meticulously built by a team of professional musicians and musicologists analyzing up to 480 attributes, or genes, for every song in our vast collection, to capture the fundamental musical properties of each recording. Our complex mathematical algorithms combine the genes cataloged by the Music Genome Project, with individual and collective feedback to suggest songs and build playlists. When a listener enters a single song, artist or genre to start a station – a process we call seeding – the Music Genome Project together with our playlist generating algorithms, allows us to instantly generate a station that plays music we think that listener will love. Based on listener reactions to the songs we pick, we further tailor the station to match the listener’s preferences. Over the last decade, our music analysts have been analyzing songs, our engineers have been organizing the genome and refining our playlist generating algorithms and, since the launch of our service five years ago, our listeners have been giving us feedback as they use our service. Containing over 800,000 songs from over 80,000 artists, we believe the Music Genome Project is the most comprehensive analysis of music in the world.

We make the Pandora service available through a variety of distribution channels. In addition to streaming our service to traditional computers, we have developed applications for smartphones, such as Android phones, Blackberry phones and the iPhone, and partnered with the makers of over 200 consumer electronics devices, including Alpine, Panasonic, Pioneer, Samsung and Sony. In addition, we have developed relationships with major automobile manufacturers, including Ford Motor Company, Mercedes-Benz and MINI (BMW Group), and their suppliers, to integrate the Pandora service into current and future automotive sound systems. To date, the Pandora app has been downloaded more than 50 million times on the most popular smartphone platforms in the United States. According to a September 2010 Nielsen report, the Pandora app is a top five most used apps across all major smartphone platforms in the United States. In January 2011, the Pandora app was the #2 all-time downloaded free iPhone app and the #1 all-time downloaded free iPad app, according to Apple.

We offer our service to listeners at no cost and we generate revenue primarily from advertising. We also offer a subscription service to listeners. Our revenue was $55.2 million and $90.1 million in fiscal 2010 and the nine months ended October 31, 2010, respectively. Our net loss was $16.8 million and $0.3 million in fiscal 2010 and the nine months ended October 31, 2010, respectively. As the volume of music we stream to listeners increases, our royalty expenses will also increase, regardless of whether we are able to generate more revenue to offset those increased costs. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations. As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least the end of fiscal 2012.

How We Are Redefining Radio

Radio has accounted for approximately 80% of audio entertainment listening hours every year from 2002 to 2009, according to the VSS Communications Industry Forecast, 22nd and 24th Editions. In addition, in 2009, listeners averaged 13 hours per week of audio entertainment listening on the radio, compared to approximately three hours per week for owned recorded music on formats such as CDs or MP3s, according to VSS. Within radio listening, music represents approximately 80% of total share in the United States, according to Arbitron, and news, sports, talk and other formats make up the remainder. Although Pandora has more than a 50% share of all internet radio listening time among the top 20 stations and networks in the United States, according to Ando, we estimate that we represent only 2% of total U.S. radio listening hours, based on Arbitron data.

We are redefining radio from the traditional one-to-many programming of broadcast radio to a truly personalized one-to-one radio listening experience. We believe the following competitive strengths will help us realize the potential of our opportunity:

We Enable Personalization and Discovery. Unlike traditional radio stations that broadcast the same content at the same time to all of their listeners, we enable each of our listeners to create up to 100 personalized stations. We believe the promotion of music discovery is one of the reasons why radio has endured as the most popular way to listen to music and that our personalized playlist generating system more effectively introduces listeners to music they will love. Promoting discovery drove the creation of the Music Genome Project and it’s why we’ve spent more than a decade so far – and will continue to invest many more years – studying musicology, music taste and the creation of personalized radio stations. It’s how we can predict with a high degree of success that if a listener likes Ella Fitzgerald singing Someone to Watch Over Me, they might also like Kim Nalley performing Goin’ to New York.

We Listen to Our Listeners. We continue to build a highly-recognized brand by providing a high quality service. We believe the greatest contributor to our growth has been our passionate listeners sharing their positive experiences with their friends, families and other music fans. Pandora has grown primarily by word-of-mouth, and as a result, we have been able to build our brand with relatively low marketing costs. We deeply appreciate our listeners’ support and have invested heavily in nurturing and growing these relationships. In addition to delivering a personalized experience to our listeners, we hold informal town hall meetings to meet our listeners in person all across the country, and support a team of “listener advocates” whose primary function is to correspond with listeners. Town hall meetings, sometimes attended by hundreds of listeners, serve as open forums for people to share their opinions and learn more about us. We take listener feedback seriously whether it be complaints, compliments on features of our service or music suggestions. We incorporate listener feedback to continuously improve our service.

We’ve Pioneered a Personalized Playlist Generating System. Our proprietary personalized playlist generating system enables us to predict listener music preferences and stream music content that is tailored to individual music tastes. We believe our personalized playlist generating system would be difficult to replicate and represents a significant competitive advantage.

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Genotyping Music. Our music analysts measure up to 480 attributes per song that collectively capture a song’s musical attributes – everything from melody, harmony and instrumentation to rhythm, vocals and lyrics. For example, for certain genres of music, we map more than 40 musical details for voice alone, including whether the vocals are breathy, aggressive, emotional, gritty, smooth or laid back. By capturing a song’s musical identity, this detailed taxonomy helps us determine what qualities are relevant to understanding the musical preferences of our listeners, and in turn, to suggest new songs they might like.

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Leveraging Individual and Collective Feedback. While listening to a station, our listeners provide feedback by selecting a thumbs-up (I like this song) or a thumbs-down (I don’t like this song). These “thumbs” teach us more about our listeners’ preferences and we use them to adapt and improve the playlist for each listener in real-time. In 2010, we received an aggregate of over three billion thumbs, and since the launch of our service we have collected over eight billion thumbs. Along with individual feedback, we leverage the collective wisdom of our listeners to improve our playlist suggestions. Individual thumbs are compared to the database of thumbs collected from our listeners to make predictions about specific songs a listener may enjoy. These predictions, along with other factors, help us play the right song for each particular listener. As the number of listener hours increases, the amount of listener-generated data we receive increases, enabling us to better personalize music selections.

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Developing and Refining Playlist Generating Algorithms. We have developed, and continue to refine, complex mathematical algorithms that combine the musical analysis from the Music Genome Project with the individual and collective feedback we receive from our listeners to predict music preferences and generate personalized playlists.

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Building Our Catalog. We add thousands of songs per month to the Music Genome Project based on music selected by our curators, feedback from our listeners and independent submissions by artists. Our vast catalog of songs represent nearly every recorded musical genre, from classical, jazz, rock, pop and hip hop to post punk, Celtic and flamenco.

We’ve Built a Multi-Channel Distribution Ecosystem. We work closely with our distribution partners, including manufacturers of smartphones, consumer electronics products and automotive sound systems, so that our listeners can enjoy personalized radio anytime, anywhere. For example, the Pandora service was available on smartphone platforms representing devices used by 97% of smartphone subscribers in the United States in November 2010, according to comScore, a marketing research firm. We believe each player in the ecosystem we have built benefits by working together with Pandora. We are able to be everywhere for our listeners thereby attracting new listeners and increasing listener hours from existing listeners. In turn, our partners are able to enhance their platforms by providing their customers with the ability to access the Pandora service, something they often feature in marketing campaigns for their products. We support our partners in the creation of a compelling Pandora experience, collaborating closely with them as they design integrations of the Pandora service with their platforms.

Why Our Listeners Choose Pandora

We Provide a High Quality Personalized Experience Full of Discovery. Each of our listeners can create up to 100 internet radio stations personalized for his or her tastes, mood, situation or venue. The Pandora service bridges the gap between music owned by listeners, which does not promote discovery, and mass-market broadcast radio, which is not personalized. We connect with our listeners by drawing on the breadth and depth of an entire music catalog delivered through personalized playlists that reflect each listener’s feedback.

Pandora is Free and Easy. Getting started on Pandora is free and easy. Our interface is simple, intuitive and uncluttered. Our goal is to have listeners tapping their feet to music they love the moment they access the Pandora service. In addition to creating a station by selecting a song or artist, we offer genre stations to make seeding a station even easier. Listeners can also learn about artists, songs and lyrics and easily access online music stores to purchase singles or albums with a few simple clicks.

We’re Everywhere Our Listeners Want Us to Be. Music is a part of everyday life for most people. Thanks to proliferation of broadband internet access and internet-connected devices and our strong multi-partner ecosystem, listeners can access the Pandora service wherever they want. Our listeners can tune in at work, in the car, at home and virtually anywhere they want.

Our Media Sales Opportunity

For the most part, we make money the way radio always has – through advertising. We are focused on three large advertising markets in the United States: online display and rich media, mobile, and broadcast radio. The online display and rich media advertising market was $8.5 billion in 2010, and is expected to grow at a 12% compound annual growth rate to $13.5 billion in 2014, according to IDC. Just as shifting consumer consumption to online media has driven online advertising growth, the mobile advertising market is expected to grow as more users access the internet through mobile devices. IDC forecasts that in the United States there were 103 million consumer mobile devices using the internet in 2010, growing to 168 million in 2014. Along with consumer mobile internet usage growth, mobile advertising is expected to grow rapidly, from $743 million in 2010 to $2.5 billion in 2014, a 36% compound annual growth rate according to an October 2010 study by eMarketer. Our audio advertising products also address the broadcast radio ad market which was $15.7 billion in 2010 and is expected to reach $17.0 billion in 2014, according to IDC. We have a significant opportunity to serve the needs of both national and local advertising customers in these three markets.

Why Our Advertisers Choose Pandora

Reaching Millions of People, One at a Time. We had over 80 million registered users as of January 2011 and in our fiscal year ended January 31, 2011, we streamed approximately 3.9 billion hours of radio listening. On the Pandora service, advertisers are able to reach listeners in ways that are not possible for broadcast radio, which uses listener survey data to estimate likely audience size and composition at any given time. We enable both national and local advertisers to reach individual listeners based on their age, gender, zip code and music preferences and provide analytics for our advertisers detailing characteristics of the listeners their campaigns reached. Our listeners actively participate with our service, providing advertisers the opportunity to interact with them.

Multi-Platform Ad Solutions. We provide display, audio and video advertising products across multiple distribution platforms. Our advertisers have the ability to design multi-platform campaigns that reach our listeners wherever they enjoy listening to music. Our advertisers can seamlessly combine audio ads with rich display ads to create an immersive branding environment. With one of the top mobile device apps and a mobile listenership that has surpassed our traditional computer listenership, we believe we are well-positioned to continue to innovate in this market.

Enhanced Messaging Environment. Our advertising products are integrated with the listening experience and are designed to minimize disruption to our listeners’ experience, while at the same time enhancing their engagement with ads. Our uncluttered listener interface maximizes the impact of our advertisers’ messages. Our display and video advertising products are generally served when listeners click on the Pandora service, such as when they change a station or thumbs-up a song, further enhancing listener engagement with our advertisers’ messages. In addition, on average, we currently run less than one minute of audio ads per hour of listening. By comparison, the three major radio networks averaged approximately 13 minutes of ads per hour in 2009, according to SNL Kagan.

Pandora Tomorrow

Our growth has been driven by making the Pandora service a great experience for our listeners, by broadening the availability of our service and by growing ad revenue in ways that work for both our listeners and our advertisers. We are focused on building a successful long-term business, and the key elements of our strategy are to:

Enhance Our Service. We believe the better job we do creating a great experience, the more listeners we attract, the more they listen, and the more they help us grow through word-of-mouth. As a result, we intend to continue to innovate and improve the Pandora service. These improvements include enhancing playlist generating algorithms, making the service easier to use and adding new content and features to make the stations more personalized, improve variety and expand discovery. We are investing in ways to simplify the user experience so that listeners can easily and quickly start playing music, reducing what we call the “mean time to music.” We are also improving social and sharing features, investing in performance upgrades and building a variety of other enhancements to the core functionality of our service.

Develop Innovative Advertising Products. We continue to develop advertising products that are compelling for our advertisers without compromising the music experience for our listeners. We plan to launch new ad units, ad formats and targeting capabilities that enable our advertising customers to deliver compelling and relevant ads at scale. For example, an ad may allow the advertiser to create a custom radio station using dimensions that are central to an advertiser’s brand. In addition, an ad may be triggered by a specific listener event, such as skipping a song. Our ads can be placed on both our traditional computer and mobile service and are uncluttered, clickable and can be targeted to the listener. We will continue to collaborate with our advertisers to develop customized campaigns that deliver high impact brand messaging.

Build Our Ad Sales Force and Support Organization. We are building our sales force to further our penetration of national and local advertisers. We currently have more available ad inventory than we are able to sell, and we are growing our sales and support organization to capture a greater share of online display and rich media, mobile and broadcast radio advertising spending.

Expand Distribution. We are expanding our reach to new mobile, consumer electronics and automotive platforms. Our mobile service has experienced significant growth since its launch in 2007. More than 50% of all listener hours streamed from the Pandora service in January 2011 were delivered to a mobile device. Coupled with our goal of strengthening our partnerships with consumer electronics manufacturers, our near-term focus is building out distribution in the automobile because the automobile is the primary radio listening location for most adults, according to the Radio Advertising Bureau. We are working with automobile manufacturers and their suppliers to seamlessly integrate the Pandora service into their automobiles via technologies that link to smartphones.

Over the longer term, we believe there is a significant opportunity to grow our business beyond our current markets, including:

Expand to Other Geographies. We believe there is a substantial market for online personalized radio outside of the United States, and our long term goal is to deliver the Pandora service to listeners globally. Copyright and licensing laws vary from country to country, making international expansion a complex task, and we expect the process for securing licensing rights will require a number of years. We are working to obtain the appropriate rights with economics that work for us, with the objective of eventually launching Pandora internationally.

Expand Content Formats. Many radio listeners are drawn to sports, talk, news and other forms of content beyond music. According to Arbitron, non-music content accounted for approximately 20% of total radio share in 2009. We think there is an opportunity over the long-term to offer these types of content in addition to music.

Pandora Culture

Pandora was founded on a deeply held passion for music and a respect for those who create it. For many years we have sought to articulate and preserve a clarity in our mission. We believe that clarity of purpose has helped us assemble and retain a talented team, design a compelling and coherent product and develop an authentic brand. Everything from who we hire and how we make decisions to the design of our interface and the way we communicate are deeply rooted in, and informed by, our culture.

Our culture starts with a deep respect for our employees. All new employees go through a two-day seminar that we call Pandora University. This series of presentations, which familiarizes new hires with all aspects of Pandora – from product, business development and sales to public relations and human resources – is capped off with a session entitled Pandora Principles led by our chief executive officer, Joe Kennedy, and founder, Tim Westergren. This session on principles teaches incoming staff about the company’s values, culture and mission, and we believe it both motivates and helps guide our new team members. Among these principles are:

•	We value music and those who create it.

•	We are not the arbiter of cool.

•	Be smart, self-motivated and passionate in your work and hires.

•	Decisions are made with the best interest of Pandora in mind.

•	Treat each listener as an individual, spoken to as a friend.

We believe in hiring the best talent and empowering them to achieve. We believe this trust fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution and quick and efficient decision-making. We actively encourage our teams to work together in a non-hierarchical manner and to nurture openness, honesty, mutual respect and the pursuit of common goals.

A New Kind of Radio

The Pandora service allows listeners to seed personalized stations with artists, composers, songs and genres or choose stations organized by genre. Listeners can create up to 100 personalized stations and use our QuickMix combination feature to listen to two or more of their stations at one time. Beyond song delivery, listeners can discover more about the music they hear by researching song lyrics, reading the history of their favorite artists, viewing artist photos and buying albums and songs from Amazon or iTunes. Through our community social networking features, listeners can create and edit personal listener profile pages, connect with other listeners and their stations and provide and receive recommendations for songs, albums and artists. Our website is integrated with Facebook’s instant personalization capability, allowing our listeners to share their stations and music preferences with their Facebook friends and enabling us to make additional music recommendations.

We currently provide the Pandora service through two models:

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Free Service. Our free service is advertising-based and allows listeners access to our music catalog and personalized playlist generating system for free across all of our delivery platforms. Listeners on traditional computers can access 40 hours of free music per month, after which they may pay a $0.99 fee to continue listening for that month. Listeners on other platforms have access to unlimited hours of free music.

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Pandora One. Our listeners can subscribe to Pandora One for $36 a year. Pandora One works with all of our delivery platforms and currently eliminates all external advertising from any device used to access our service. Pandora One allows unlimited listening time and provides access to higher quality 192 kbps audio on supported devices.

Advertising

Advertising Products

We offer a comprehensive suite of display, audio and video advertising products across multiple platforms. Our advertising products allow advertisers to target and connect with listeners based on attributes including age, gender, zip code and music preferences.

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Display Advertising. Our display products offer advertisers opportunities to maximize exposure to our listeners through our service interface, which is divided between our tuner, containing our music player and “now playing” song information, and the information space surrounding our tuner. Our display ads include banner ads of various sizes and placements depending on listener interaction and advertiser-specific skins.

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Audio Advertising. Our audio advertising products allow custom audio messages to be delivered between songs during short ad interludes. Audio ads are available across all of our delivery platforms. On supported platforms, the audio ads can be accompanied by display and video ads to further enhance advertisers’ messages.

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Video Advertising. Our video advertising products allow delivery of rich branded messages to further engage listeners through in-banner click-initiated videos, videos that automatically play when a listener changes stations or skips a song and opt-in videos that pause the music and cover the tuner.

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Mobile Advertising. Our mobile advertising products include display, audio and video advertising products optimized for mobile platforms. Our mobile banner advertising products include standard banner ads displayed on the Pandora app “now-playing” screen, “welcome” screen banners which are the first to display upon launch of the app, and other multi-functional banners of different shapes and sizes. Further, mobile advertisers can create “drag-and-drop” stations where listeners select among branded icons and drag and drop the selected icon to automatically launch a station. Our mobile advertising products incorporate rich media touch screen initiated functionality, or “tap to” technology, to enhance connections between listeners and advertisers. Tap-to functionality allows mobile listeners to expand banner ads, launch videos, receive advertiser emails, dial advertiser phone numbers, download applications and access links to advertiser websites, offering increased listener and advertiser engagement.

Our display, audio and video advertising products can be designed and modified by us and advertisers to create advertising campaigns tailored across all of our delivery platforms to fit specific advertiser needs. For example, our advertisers can create custom “branded” stations from our music library that can be accessed by our listeners, as well as engage listeners by allowing them to personalize the branded stations through listener-controlled variables.

Sales Organization

We organize our sales force into four teams focused on selling advertising as follows:

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our Premium Digital Team targets national brand advertisers in the display and rich media marketplace, selling display, audio and video advertising products across our traditional computer, mobile and other connected device platforms;

•	our Audio Team targets broadcast radio advertisers, selling audio advertising products across our traditional computer, mobile and other connected device platforms;

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our Inside Sales Team targets small and medium size businesses and regional advertisers, selling display, audio and video advertising products across our traditional computer, mobile and other connected device platforms; and

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our Performance Team targets ad network and ad exchange relationships, selling unsold display, audio and video advertising products across our traditional computer, mobile and other connected device platforms.

During fiscal 2008, 2009 and 2010, we generated approximately 93.1%, 94.4% and 90.9%, respectively, of our revenue from advertising. We generate a significant part of our mobile advertising revenue through the sale of ads sourced through ad networks. In fiscal 2010 and the nine months ended October 31, 2010, Google accounted for 11.4% and 7.4%, respectively, of our total revenue. We deliver online ads provided by Google through our service, and Google sources advertising customers for us through exchanges. Google can terminate its cost-per-click arrangements with us before the expiration of our agreements upon certain events, including failure to cure a material breach or if Google determines that we have violated a third-party’s rights. Google can terminate its ad exchange agreement with us at will upon limited notice.

Distributor Relationships

The Pandora service is available to listeners on mobile phones and consumer electronics devices through our third-party distribution partners. These third-party distribution partners incorporate our applications into smartphone application stores, aftermarket and factory-installed automobile entertainment consoles, and other consumer electronics devices targeted for use in the home and on the go. We provide support to our distribution partners with implementation and integration of the Pandora service into their products.

We build and maintain the Pandora app for smartphones in-house, and we distribute those mobile apps free to listeners via smartphone app stores, such as the Android Market, Blackberry AppWorld and the iTunes Store. Such smartphone app distribution is governed by the standard licenses provided with those app distribution platforms. In the case of most other consumer electronics devices, third-party distribution partners typically enter into standard form licensing agreements with us. These agreements contain product use restrictions, support obligations and other terms and conditions and typically provide limited non-exclusive, non-transferable rights to enable end-users to use Pandora apps that are developed by those third parties for their devices. We do not derive revenue from our arrangements with our distribution partners. Our third-party distribution partners can typically terminate their agreements at will with little or no notice. Expected third-party distribution partner arrangements may not materialize or may be altered as a result of changes in business needs.

Our Technologies

Music Genome Project

The Music Genome Project is the foundation of our personalized playlist generating system and has been built by our music analysts to select songs tailored to an individual’s music tastes. Conceived in 2000 by our founder, musicians and music-loving technologists, the Music Genome Project was intended to create a new taxonomy of musical identity aimed at the essence of musical experience. We built the Music Genome Project’s database one song at time, evaluating and cataloging each song’s particular attributes. In 2004, we saw opportunities for the Music Genome Project’s song selection technology as a consumer facing technology to enhance listeners’ enjoyment of music through internet radio, and in 2005 we launched the Pandora service.

The Music Genome Project is a core element that enables us to deliver a superior personalized radio experience. Our music catalog currently consists of over 800,000 uniquely analyzed songs from over 80,000 artists, spanning over 240 genres ranging from classical, jazz, rock, pop, and hip hop to post punk, celtic and flamenco. We assemble our musical catalog with an eye towards both well-known and little-known music and actively evaluate listener suggestions and independent submissions. Music is assessed on the basis of value to our catalog and we do not accept money from artists or their representatives.

Once we select music to become part of our catalogue, our music analysts genotype it by examining up to 480 attributes including objectively observable metrics such as tone and tempo, as well as subjective characteristics, such as lyrics, vocal texture, and emotional intensity. We employ rigorous hiring and training standards for selecting our music analysts, who typically have four-year degrees in music theory, composition or performance, and we provide them with intensive training in the Music Genome Project’s precise methodology.

Our Other Core Innovations

In addition to the Music Genome Project, we have developed other proprietary technologies to improve delivery of the Pandora service, enhance the listener experience and expand our reach. Our other core innovations include:

Playlist Generating Algorithms. We have developed complex mathematical algorithms that determine which songs play and in what order on each personalized station. Developed over the course of the last six years, these algorithms combine the Music Genome Project with the individual and collective feedback we receive from our listeners in order to deliver a personalized listening experience. Since the launch of the Pandora service, we have collected over eight billion thumbs, helping us play the right song for every single individual and helping musicians reach their audiences.

Pandora User Experience. We have invested in ways to enable our listeners to play music they love as quickly as possible. To this end, we have developed a number of innovative approaches, including our autocomplete station creation feature, which predicts and generates a list of the most likely musical starting points as a listener begins to enter a favorite station, song or artist.

Pandora Streaming Network. We have developed our own infrastructure for streaming music content to a diverse network of devices and destinations. Our streaming network is hosted from Pandora owned and operated infrastructure in data centers across the country. This network has allowed us to deliver a high quality streaming experience to a broad collection of devices at significant cost savings relative to outsourced third-party solutions.

Pandora Mobile Streaming. We have designed a sophisticated system for streaming music content to mobile devices. This system involves a combination of music coding programs that are optimized for mobile devices as well as algorithms designed to address the intricacies of reliable delivery over diverse mobile network technologies. For example, these algorithms are designed to maintain a continuous stream to a listener even in circumstances where the mobile data network may be unreliable.

Automotive Protocol. We have developed an Automotive Protocol to facilitate increased availability of the Pandora service in automobiles. Through the Automotive Protocol, automobile manufacturers, their suppliers and makers of aftermarket audio systems can easily connect dash-mounted interface elements to the Pandora app running on a smartphone. This allows us to deliver the Pandora service to listeners via their existing smartphone, while leveraging the automobile itself for application command, display and control functionalities.

Pandora API. As part of our effort to make the Pandora service available everywhere our listeners want it, we have developed an application programming interface, which we call the Pandora API. Through our partnerships with manufacturers of consumer electronics products, we have used this technology to bring the Pandora experience to connected devices throughout the home.

Competition

Competition for Listeners

We compete for the time and attention of our listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and diversity of content, ease of use, price, accessibility, perceptions of ad load and brand awareness and reputation. We also compete for listeners on the basis of our presence and visibility as compared with other providers that deliver content through the internet, mobile devices and consumer products.

We believe that we compete favorably on these factors as the Pandora service creates a unique experience for our listeners that is easy, accessible, personalized and full of discovery. We offer our service at no cost or through a low cost subscription plan, and our presence is highly visible in mobile application stores and increasing in other consumer electronics products. However, many of our current and potential future competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources.

Our competitors include:

Other Radio Providers. We compete for listeners with other broadcast radio providers, including terrestrial radio providers such as Clear Channel and CBS and satellite radio providers such as Sirius XM. Many broadcast radio companies own large numbers of radio stations or other media properties. Many terrestrial radio stations have begun broadcasting digital signals, which provide high quality audio transmission. In addition, unlike the emerging internet radio market, terrestrial and satellite radio providers, as aggregate entities of their subsidiary providers, generally enjoy larger established audiences and longer operating histories. Broadcast radio pays no royalties for its use of sound recordings and satellite radio pays a much lower percentage of revenue, currently 7.25%, than internet radio providers for use of sound recordings, giving broadcast and satellite radio companies a significant cost advantage. We also compete directly with other emerging pure play online radio providers such as iheartradio, Last.fm and Slacker Personal Radio and we could face additional competition if known incumbents in the digital media space such as Apple, Amazon, Facebook or Google choose to enter the internet radio market.

Other Audio Entertainment Providers. We face competition from providers of alternative forms of audio content and pre-recorded entertainment, such as Apple’s iTunes Music Store, online subscription on-demand music providers such as RDIO or Rhapsody, as well as potential market entrants like Spotify, which provide audio content that can be directly selected, streamed or purchased, and played in automobiles and homes, using portable players, mobile phones and other wireless devices. The audio entertainment marketplace continues to rapidly evolve, providing our listeners with a growing number of alternatives and new media platforms.

Other Forms of Media. We compete more broadly for the time and attention of our listeners with providers of other forms of in-home and mobile entertainment. To the extent existing or potential listeners choose to watch cable television, stream video from on-demand services such as Hulu, VEVO or YouTube or play interactive video games on their home-entertainment system, computer or mobile phone rather than listen to the Pandora service, these content services pose a competitive threat.

Competition for Advertisers

We compete for a share of our advertising customers’ overall marketing budgets with other content providers on the basis of a number of factors, including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure, and ability to deliver large volumes or precise types of ads to targeted demographics. We believe that our ability to deliver targeted and relevant ads across a wide range of platforms allows us to compete favorably on the basis of these factors and justify a profitable pricing structure. However, the market for online advertising solutions is intensely competitive and rapidly changing, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future.

Our competitors include:

Other Internet Companies. The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to web-based advertising. We compete for online advertisers with other internet companies, including major internet portals, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, MSN and Yahoo! have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Broadcast Radio. Terrestrial broadcast and to a lesser extent satellite radio are a significant source of competition for advertising dollars. These radio providers deliver ads across platforms more familiar to advertisers and advertisers may be reluctant to migrate advertising dollars to our internet-based platform.

Other Traditional Media Providers. More broadly, we compete for advertising dollars with other traditional media companies in television and print, such as ABC, CBS, FOX and NBC, cable television channel providers, national newspapers such as The New York Times and the Wall Street Journal and some regional newspapers. These traditional outlets present us with a number of competitive challenges in attracting advertisers, including large established audiences, longer operating histories, greater brand recognition and a growing presence on the internet.

Content, Copyrights & Royalties

Music Licensing

To secure the rights to stream music content over the internet, we must obtain licenses from, and pay royalties to, copyright owners of both musical compositions and sound recordings. These royalty and licensing arrangements strongly influence our business operations.

Our largest royalty expense arises from our use of sound recordings. We obtain performance rights licenses and pay performance rights royalties to the copyright owners of sound recordings, typically performing artists and recording companies, pursuant to the Digital Performing Right in Sound Recordings Act of 1995, or DPRA, as amended by the Digital Millennium Copyright Act of 1998, or DMCA. Under federal statutory licenses created by the DPRA and DMCA, we are permitted to stream any lawfully released sound recordings and to make reproductions of these recordings on our computer servers, without having to separately negotiate and obtain direct licenses with each individual copyright owner. These statutory licenses are granted to us on the condition that we operate in compliance with the rules of statutory licenses and pay the applicable royalty rates to SoundExchange, the non-profit organization designated by the Copyright Royalty Board, or CRB, to collect and distribute royalties under these statutory licenses. The rates we pay to SoundExchange for non-interactive streaming of sound recordings pursuant to these licenses are privately negotiated or set by the CRB. In 2007, the CRB set royalty rates for non-interactive, online streaming of music that were extremely high. In response to the lobbying efforts of internet webcasters, including Pandora, Congress passed the Webcaster Settlement Acts of 2008 and 2009, which permitted webcasters to negotiate alternative royalty rates directly with SoundExchange outside of the scope of the CRB process. In July 2009, certain webcasters reached a settlement agreement with SoundExchange establishing a royalty structure more favorable to us that by its terms will apply through 2015. This settlement agreement is commonly known as the “Pureplay Settlement.” Once the rates and terms of the Pureplay Settlement came into effect in July 2009, any qualifying commercial webcaster could elect to avail itself of those rates and terms by filing an initial notice, followed by annual notices, of election with SoundExchange through 2015. In July 2009, we elected to be subject to the Pureplay Settlement and have timely filed notices of election with SoundExchange for 2010 and 2011 and intend to continue to make such elections through 2015.

The rates under the Pureplay Settlement for 2011 through 2015 for sound recordings that we stream to our listeners via our non-subscription, ad-supported service are the greater of (1) 25% of our U.S. gross revenue and (2) the following per performance rates:

Year	Applicable Per Performance Rate
2011	$0.00102
2012	$0.00110
2013	$0.00120
2014	$0.00130
2015	$0.00140

The rates under the Pureplay Settlement for 2011 through 2015 for streams of sound recordings that we make to our listeners via our subscription service are based on the following per-performance rates:

Year	Applicable Per Performance Rate
2011	$0.0017
2012	$0.0020
2013	$0.0022
2014	$0.0023
2015	$0.0025

We believe we are not an “interactive service” as defined in the U.S. Copyright Act. As a non-interactive service, we are not allowed to stream a particular song “on-demand” and are otherwise obliged to limit the ways in which we stream music to our listeners. As such we are required, among other things, to restrict the number of songs that are played on a particular station from a particular artist or album within certain time periods. There is also no guarantee that the royalty structure that emerged from the Pureplay Settlement will be available upon its expiration, or that the legislation relating to performance royalties applicable to commercial webcasters will not otherwise change.

We also incur royalty expenses from our use of musical compositions embodied in sound recordings, with respect to which we must license performance rights and pay performance rights royalties to, copyright owners of those musical compositions (typically, songwriters and music publishers). These royalties are less than what we pay for sound recording rights. Copyright owners of musical compositions most often rely on intermediaries known as performance rights organizations to negotiate so-called “blanket” licenses with copyright users, collect royalties from such licenses and distribute them to copyright owners. We maintain music programming royalty arrangements with, and pay license fees to, the three major performance rights organizations in the United States known as the American Society of Composers, Authors and Publishers, or ASCAP, Broadcast Music, Inc., or BMI and SESAC, Inc., or SESAC.

We currently operate under agreements with BMI and SESAC. Each of these agreements automatically renew, but are subject to termination by either party in accordance with their terms at the end of each calendar year, with respect to BMI, and at the end of each yearly term, with respect to SESAC. The current rate that we pay under our negotiated agreement with BMI is calculated on a percentage of revenue basis of 1.75% multiplied by our gross revenue. The current rate that we pay under our negotiated agreement with SESAC is based on the same gross revenue calculation but at a rate of 0.38%. There is no guarantee that the licenses and associated royalty rates available to us now with respect to BMI and SESAC will be available to us in the future, although BMI, pursuant to a consent decree entered into with the U.S. Department of Justice, cannot refuse to grant us a license for our service and any dispute over royalties will be adjudicated by a federal rate court in U.S. District Court for the Southern District of New York.

In October of 2010, we elected to terminate our agreement with ASCAP as of December 31, 2010 because we believe that royalty rates sought by ASCAP are excessive. Notwithstanding our termination of the agreement, we continue to have a license for musical works administered by ASCAP pursuant to the provisions of a consent decree. The ASCAP consent decree established a rate court in the U.S. District Court for the Southern District of New York. The rates to be paid by us will be set either by mutual agreement between us and ASCAP, or by a ruling from the ASCAP rate court. Pending a final determination of new rates, we will account to ASCAP on an interim basis at reasonable royalty rates to be established either by mutual agreement or by the ASCAP rate court. If either we or ASCAP request that the rate court determine our royalty rate, rate court proceedings could take years to complete and be very costly, and there would be no guarantee that the rate court would establish royalty rates more favorable to us than those we previously paid pursuant to our license agreement with ASCAP.

In addition to the copyright and licensing arrangements described above for our use of sound recordings and musical compositions in the United States, other countries have various copyright and licensing regimes, including in some cases performance-rights organizations and copyright collection societies from which licenses must be obtained. However, as yet, economically suitable licensing arrangements have not been available to us.

Privacy

Government Regulation

As a company conducting business on the internet, we are subject to a number of foreign and domestic laws and regulations relating to information security, data protection and privacy, among other things. Many of these laws and regulations are still evolving and could be interpreted in ways that could harm our business. In the area of information security and data protection, the laws in several states require companies to implement specific information security controls to protect certain types of personally identifiable information. Likewise, all but a few states have laws in place requiring companies to notify users if there is a security breach that compromises certain categories of their personally identifiable information. Any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal and state laws regarding privacy of listener data. Our privacy policy and terms of use describe our practices concerning the use, transmission and disclosure of listener information and are posted on our website. Any failure to comply with our posted privacy policy or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Further, any failure by us to adequately protect the privacy or security of our listeners’ information could result in a loss of confidence in our service among existing and potential listeners, and ultimately, in a loss of listeners and advertising customers, which could adversely affect our business.

Privacy Policy

We collect and use certain types of information from our listeners in accordance with the privacy policy that is posted on our website. We collect personally identifiable information directly from listeners when they register to use our service, fill out their listener profiles, post comments, use our service’s social networking features, participate in polls and contests and sign up to receive email newsletters. We may also obtain information about our listeners from other listeners and third parties. Our policy is to use the collected information to customize and personalize advertising and content for listeners and to enhance the listener experience when using our service.

We also use automated data collection technology, such as tracking cookies, to collect non-personally identifiable information in order to provide artists appropriate royalties and help us track listener interactions with our service. Third-party advertisers and service partners may also use tracking technologies in order to collect non-personally identifiable information regarding use of our platforms. We make privacy controls available to our listeners to allow them to control whether certain information that they post on their profile pages is visible to other listeners and to the public. Even where these settings are exercised, a listener’s stations remain searchable, including by the listener’s email address.

We have implemented commercially reasonable physical and electronic security measures to protect against the loss, misuse, and alteration of personally identifiable information. No security measures are perfect or impenetrable, and we may be unable to anticipate or prevent unauthorized access to our listeners’ personally identifiable information.

Intellectual Property

Our success depends upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights and trademarks, as well as contractual restrictions. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

We have one issued patent and two patent applications pending in the United States. We do not intend to pursue patent coverage in additional countries at this time, but may in the future to the extent we believe such coverage is appropriate and cost effective.

Our registered trademarks in the United States include “Pandora” and the “Music Genome Project.” “Pandora” is also registered in other countries. “Music Genome Project” is also registered in China. We have filed other trademark applications in the United States and in certain other countries, including applications for Pandora logos.

We are the registrant of the internet domain name for our website, www.pandora.com, as well as www.pandora.cn, pandora.co.uk, pandora.de, among others. We own rights to proprietary processes and trade secrets, including those underlying our Music Genome Project platform.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners.

Employees

As of January 31, 2011, we had 295 employees. None of our employees are covered by collective bargaining agreements, and we consider our relations with our employees to be good.

Facilities & Operations

Our principal executive offices are located in Oakland, California in a 24,451-square-foot facility, under a lease expiring on September 30, 2016. We also have regional offices in Chicago, Illinois; Santa Monica, California; and New York, New York.

Our primary data center is hosted by Equinix, a leading provider of hosting services, in Santa Clara, California, and is designed to be fault tolerant. Backup systems in California and Virginia can be brought online in the event of a failure at the primary data center. The backup sites enable additional fault tolerance and will support our continued growth.

The data centers host the Pandora.com website and intranet applications that are used to manage the website content. The websites are designed to be fault-tolerant, with a collection of identical web servers connecting to an enterprise database. The design also includes load balancers, firewalls and routers that connect the components and provide connections to the internet. The failure of any individual component is not expected to affect the overall availability of our website.

Legal Proceedings

On December 23, 2010, two putative class action lawsuits were filed against us in the U.S. District Court for the Northern District of California, alleging that we, along with other defendant corporations, unlawfully accessed and transmitted personally identifiable information of the plaintiffs in connection with their use of iPhone and iPad applications, and seeking damages and injunctive relief. On December 30, 2010, a similar putative class action suit was filed in the Superior Court of the Province of Quebec, District of Montreal, Canada. On January 7, 2011, a putative class action lawsuit was filed against us in the Circuit Court of Washington County, Arkansas, seeking damages for the alleged unauthorized access and use of plaintiffs’ computers through the placement of embedded Adobe Flash cookies. Each of the cases is at an early stage and we have not had time to fully investigate the allegations. However, we currently believe that we have substantial and meritorious defenses to these claims and intend to vigorously defend our position.

On April 9, 2009, a lawsuit was filed against us by Zamora Radio LLC in the U.S. District Court for the Southern District of Florida, Miami Division, alleging that we, along with other defendants, infringe a Zamora patent and seeking injunctive relief and monetary damages. We filed a motion for summary judgment of no infringement on April 22, 2010, which the court granted on November 5, 2010. Zamora has indicated that it will appeal; however, a judgment adjudicating all the claims vis-à-vis all the parties has not yet been entered because a single defendant’s motion to dismiss remains pending.

The outcome of any litigation is inherently uncertain and there can be no assurance that the outcome of each case or the costs of litigation, regardless of outcome, will not have a material adverse effect on our business. In addition, the privacy lawsuits include allegations of violations of criminal statutes, and if we were found liable, there would be additional risk of criminal penalties.

We are also subject to various other legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers, directors and key employees as of January 31, 2011:

Name	Age	Position

Joseph Kennedy	51	Chief Executive Officer, President and Chairman of the Board

Steven Cakebread	59	Chief Financial Officer

Thomas Conrad	41	Chief Technical Officer and Executive Vice President, Product

Delida Costin	41	General Counsel and Secretary

Peter Ekman	45	Vice President, Human Resources

Jessica Steel	36	Executive Vice President, Business and Corporate Development

John Trimble	47	Chief Revenue Officer

Tim Westergren	45	Chief Strategy Officer and Director

Peter Chernin	59	Director

James M. P. Feuille	53	Director

Peter Gotcher	51	Director

Robert Kavner	67	Director (Lead Independent Director)

Larry Marcus (1)	45	Director

Barry McCarthy	57	Director

David Sze	44	Director

(1)	Mr. Marcus has submitted a conditional resignation from our board of directors, effective immediately prior to and contingent upon the closing of this offering.

Executive Officers and Key Employees

Joseph Kennedy has served as our chief executive officer and president, as well as a member of our board of directors, since July 2004 and as chairman of our board of directors since August 2005. From 1999 to 2004, Mr. Kennedy served as president and chief operating officer of E-LOAN, an online financial services company. Prior to that, Mr. Kennedy served in various positions in sales and marketing at Saturn Corporation, an automobile manufacturer, most recently as the vice president of sales, service and marketing from 1995 to 1999. Mr. Kennedy holds a Bachelor of Science degree in electrical engineering and computer science from Princeton University and a Master of Business Administration from Harvard Business School. We believe that Mr. Kennedy is qualified to serve on our board of directors due to the perspective, experience and operational expertise he brings as our chief executive officer and his background in the internet industry.

Steven Cakebread has served as our chief financial officer since March 2010. Prior to joining us, Mr. Cakebread served as the senior vice president, chief financial officer and chief administrative officer at Xactly Corporation, a provider of on-demand sales performance management software, from February 2009 to August 2009, where he was responsible for financial operations, legal, information technology, facilities and human resources. From February 2008 to January 2009, Mr. Cakebread served as the president and chief strategy officer of salesforce.com, a customer relationship management service provider, and as executive vice president and chief financial officer of salesforce.com from May 2002 to February 2008. In his various positions at salesforce.com, Mr. Cakebread was responsible for managing the company’s global financial staff and initiatives and evaluating its software service deliverability. From April 1997 to April 2002, Mr. Cakebread served as senior vice president and chief financial officer at Autodesk, a software company. From April 1992 to April 1997, he was vice president of finance for Silicon Graphics World Trade, a subsidiary of a high-performance computing and data management company. Mr. Cakebread currently serves on the boards of directors of eHealth, SolarWinds, and ServiceSource. Mr. Cakebread holds a Bachelor of Science degree in business from the University of California at Berkeley and a Master of Business Administration from Indiana University.

Thomas Conrad has served as our executive vice president of product since December 2010, as our chief technical officer from August 2004 and as our vice president of engineering from June 2004 to August 2004. From December 2000 to June 2004, Mr. Conrad was the vice president of engineering at Kenamea, an enterprise software company. Prior to joining us, Mr. Conrad also held various engineering management positions at several software companies, including Pets.com, Documentum, Relevance Technologies, Berkeley Systems, and Apple. Mr. Conrad holds a Bachelor of Science degree in computer engineering from the University of Michigan.

Delida Costin has served as our general counsel and secretary since April 2010. From 2007 to 2010, Ms. Costin maintained a private legal practice, where she worked with public and private companies in the San Francisco Bay Area, including companies in the digital media space. During this period, Ms. Costin also served as an Axiom Attorney at Axiom Global. From 2000 to 2006, Ms. Costin served as assistant general counsel, and from 2006 to 2007 as vice president and assistant general counsel at CNET Networks, a media company, where she focused on legal issues relating to the digital media industry. Prior to that, Ms. Costin was an associate at the law firms of Goodwin Procter and Pillsbury Winthrop Shaw Pittman. During her years of legal practice, Ms. Costin has advised on issues related to compliance, securities law, digital media, privacy, data protection and online advertising. Ms. Costin holds a Juris Doctor degree from Boston University School of Law and a Bachelor of Arts degree from Northwestern University.

Peter Ekman has served as our vice president of human resources since November 2008. Prior to joining us, Mr. Ekman was the director of human resources for StubHub, an online marketplace for event tickets, from 2006 to 2008, where he was responsible for all human resources aspects of the company prior to its acquisition by eBay. From 1999 to 2004, Mr. Ekman was the vice president of human resources at Digital Island, a managed hosting and network services organization, where he was responsible for creating a global human resources group to support the rapid growth of the business. Prior to that, Mr. Ekman served in various positions at Network Equipment Technologies, a global network equipment manufacturer, most recently as director of corporate human resources. Mr. Ekman holds a Bachelor of Science degree in managerial economics from the University of California at Davis.

Jessica Steel has served as our executive vice president of business and corporate development since December 2010, as our senior vice president of business development from January 2008 to December 2010 and as our vice president of business development from June 2004 to January 2008. Prior to joining us, Ms. Steel led business development efforts for the international division of Overture Services, a provider of internet commercial search services that was acquired by Yahoo! during Ms. Steel’s tenure. Ms. Steel also previously worked as an international project manager for Fannie Mae. Ms. Steel holds a Bachelor of Arts degree from the University of Pennsylvania and a Master of Science degree from the London School of Economics.

John Trimble has served as our chief revenue officer since March 2009. Prior to joining us, Mr. Trimble was the executive vice president of sales at Glam Media, a media company, from 2007 to 2009, where he was responsible for overseeing advertising sales to new audiences and markets. From 2002 to 2007, Mr. Trimble served as senior vice president of advertising sales for Fox Interactive Media, a provider of internet media management and content broadcasting services, where he was responsible for managing sales initiatives and driving advertising revenue for various Fox online media properties, including MySpace.com, IGN.com, FoxSports.com and AmericanIdol.com. Prior to that, Mr. Trimble also served as director of sales for the Sports Illustrated website, SI.com, and as vice president of sales for Phase2 Media, a men’s vertical advertising network. Mr. Trimble holds a Bachelor of Arts degree in political science from St. Lawrence University.

Tim Westergren, one of our founders, served as our chief creative officer and treasurer from February 2000 to May 2002, and as our chief executive officer and president from May 2002 to July 2004, when he assumed his current role as our chief strategy officer. He has served as a member of our board of directors from the company’s inception. Prior to founding our company, Mr. Westergren worked as an independent musician, composer and record producer and has over 20 years of experience in the music industry. Mr. Westergren holds a Bachelor of Arts degree from Stanford University, where he studied computer acoustics and recording technology. We believe that Mr. Westergren is qualified to serve on our board of directors based on his historic knowledge of our company as one of our founders, the continuity he provides on our board of directors, his strategic vision for Pandora and his background in technology and music.

Nonemployee Directors

Peter Chernin has served on our board of directors since January 2011. Mr. Chernin currently owns and runs Chernin Entertainment, which produces motion pictures and television programs, and The Chernin Group, which pursues strategic opportunities in media, technology and entertainment. From 1996 to 2009, Mr. Chernin held various positions at News Corporation, most recently as president and chief operating officer, and as chairman and chief executive officer of Fox Entertainment Group, a subsidiary of News Corporation, where he oversaw the global operations of the company’s film, television, satellite, cable and digital media businesses. Prior to that, Mr. Chernin headed Twentieth Century Fox Filmed Entertainment and, earlier, the Fox Broadcasting Company. Prior to joining News Corporation, Mr. Chernin served as president and chief operating officer of Lorimar Film Entertainment, a television production company. Mr. Chernin currently serves on the board of directors of American Express, a diversified financial services company, and has previously served on the boards of directors of various companies in the media industry, including News Corporation, Fox Entertainment Group, Gemstar-TV Guide International and DIRECTV. Mr. Chernin holds a Bachelor of Arts in English Literature from the University of California at Berkeley. We believe that Mr. Chernin is qualified to serve on our board of directors due to his operating and management experience at a global media corporation, his expertise in online and mobile markets and other new technologies, and his service on the boards of directors of a range of public and private companies.

James M. P. Feuille has served on our board of directors since October 2005. Mr. Feuille currently serves as a general partner with Crosslink Capital, an investment and venture capital management company, where he focuses on investments in digital media, internet services, and software and business services. Mr. Feuille has been affiliated with Crosslink Capital since November 2002 and has been a general partner since January 2005. Prior to joining Crosslink Capital, Mr. Feuille served as global head of technology investment banking at UBS Warburg, a business group of a global financial services firm, chief operating officer at Volpe Brown Whelan & Company, and head of technology investment banking at Robertson Stephens & Company. Mr. Feuille currently serves on the boards of directors of a number of privately-held companies. Mr. Feuille holds a Bachelor of Arts degree in Chemistry from Dartmouth College and a Juris Doctor degree and a Master of Business Administration from Stanford University. We believe that Mr. Feuille is qualified to serve on our board of directors due to his experience with the venture capital industry and a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Peter Gotcher has served on our board of directors since September 2005. Mr. Gotcher is an independent private investor focusing on investments in digital media technology companies. Mr. Gotcher was a venture partner with Redpoint Ventures, a private investment firm from September 1999 to June 2002. Prior to that, Mr. Gotcher was a venture partner with Institutional Venture Partners, a private investment firm, from 1997 to September 1999. Mr. Gotcher founded Digidesign, a manufacturer of digital audio workstations, and served as its president, chief executive officer and chairman of the board of directors of from 1984 to 1995. Digidesign was acquired by Avid Technology, a media software company, in 1995 and Mr. Gotcher served as the general manager of Digidesign and executive vice president of Avid Technology from January 1995 to May 1996. Mr. Gotcher currently serves as executive chairman of the board of directors of Dolby Laboratories and serves on the boards of directors of a number of privately-held companies. Mr. Gotcher holds a Bachelor of Arts degree in

English literature from the University of California at Berkeley. We believe that Mr. Gotcher should serve on our board of directors due to his broad understanding of the operational, financial and strategic issues facing public companies and his background providing guidance and counsel to companies in the digital media industry.

Robert Kavner has served on our board of directors since March 2004 and lead independent director since March 2010. Since 1995, Mr. Kavner has been an independent venture capital investor focusing on investments in technology companies. From January 1996 through December 1998, Mr. Kavner served as president and chief executive officer of On Command Corporation, a provider of on-demand video systems for the hospitality industry. From 1984 to 1994, Mr. Kavner held several senior management positions at AT&T, a provider of telecommunications services, including senior vice president, chief financial officer and chief executive officer of Multimedia Products and Services Group and chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T’s executive committee. Mr. Kavner served on the board of directors of Earthlink, an internet service provider, from 2001 to 2008, and currently serves on the boards of directors of a number of privately-held companies. Prior to joining AT&T, Mr. Kavner was a partner of PricewaterhouseCoopers. Mr. Kavner received a Bachelor of Arts degree in business management from Adelphi University. We believe that Mr. Kavner is qualified to serve on our board of directors due to his extensive background in and experience with technology companies, his service on the boards of directors of a range of public and private companies and his background in public accounting.

Larry Marcus has served on our board of directors since March 2004. Mr. Marcus is a managing director at Walden Venture Capital, a San Francisco based venture capital firm that focuses on “Sprout Stage” investments with mass-market potential in the digital media and technology enabled services sectors. Prior to joining Walden, Mr. Marcus was a digital media sell-side equity research analyst at Deutsche Bank Alex Brown. Mr. Marcus’ prior experience includes Robertson Stephens & Company, Digidesign and General Management in computer services retail. Mr. Marcus currently serves on the boards of directors of a number of privately-held companies. Mr. Marcus holds a Bachelor of Arts degree and a Master of Business Administration from the University of California at Berkeley. We believe that Mr. Marcus has been a valuable member of our board of directors due to his experience analyzing, investing in and serving on the boards of directors of other digital media and technology companies.

Barry McCarthy has served on our board of directors since January 2011. Mr. McCarthy served as the chief financial officer of Netflix, an on-demand online video rental and streaming service, from April 1999 to December 2010 and as its secretary from May 1999 to June 2007. From January 1993 to December 1999, Mr. McCarthy was senior vice president and chief financial officer of Music Choice, a music programming service distributed over direct broadcast satellite and cable systems. From June 1990 to December 1992, Mr. McCarthy was managing partner of BMP Partners, a financial consulting and advisory firm. From 1982 to 1990, Mr. McCarthy was an associate, vice president and director with Credit Suisse First Boston, an investment banking firm. McCarthy currently serves on the boards of directors of several privately held companies. Mr. McCarthy holds a Bachelor of Arts degree from Williams College and a Master of Business Administration from The Wharton School of Business at the University of Pennsylvania. We believe that Mr. McCarthy is qualified to serve on our board of directors due to his extensive background in technology companies and his financial expertise through his service as a chief financial officer.

David Sze has served on our board of directors since May 2009. Mr. Sze currently serves as a partner with Greylock Partners, a private investment firm, where his investment focuses include consumer internet and service, media convergence, wireless data and technology-assisted marketing services. Before joining Greylock in 2000, Mr. Sze was senior vice president of product strategy at Excite and then Excite@Home, an internet portal company. As an early employee at Excite, Mr. Sze also held roles as general manager of Excite.com and vice president of content and programming for the Excite Network. Prior to that, Mr. Sze was in product marketing and development at Electronic Arts and Crystal Dynamics, respectively. He started his career in management consulting for Marakon Associates and The Boston Consulting Group, and also spent time at HBO. Mr. Sze currently serves on the boards of directors of several private companies. Mr. Sze holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from Stanford University. We believe that Mr. Sze is qualified to serve as a director on our board of directors due to his extensive background and operational experience with internet and technology companies.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering. Upon the closing of this offering, our board of directors will consist of              directors,              of whom will qualify as “independent” under                      listing standards.

In accordance with our certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	the Class II directors will be , and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	the Class III directors will be , and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the chief executive officer serves as the chairman of the board, or if the chairman of the board is not otherwise independent. Because Mr. Kennedy is our chairman, chief executive officer and president, our board of directors has appointed Mr. Kavner to serve as our lead independent director. As lead independent director, Mr. Kavner will preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors.

Audit Committee

Our audit committee charter will provide that our audit committee has responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings;

•	serving as a qualified legal compliance committee to review reports of violations of law; and

•	appointing and evaluating the independent registered public accountants and considering and approving any non-audit services proposed to be performed by the independent registered public accountants.

Upon the closing of this offering, our audit committee shall consist of                     , with                      serving as the committee’s chairperson.                      is “independent” as defined under the                      listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each member of the audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the                     . Our board of directors has determined that                      is an audit committee “financial expert,” as that term is defined by the applicable rules of the SEC. Our audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the                     .

Compensation Committee

Our compensation committee charter will provide that our compensation committee has responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	administering our equity incentive plans.

Upon the closing of this offering, our compensation committee shall consist of                     , with                      serving as the committee’s chairperson.                      is “independent” as defined under the                      listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee charter will provide that our nominating and corporate governance committee has responsibility for, among other things:

•	recommending persons to be selected by the board as director nominees and to fill any vacancies on the board of directors;

•	considering and recommending to the board of directors qualifications for directors and policies concerning the term of office of directors and the composition of the board of directors;

•	reviewing and recommending to the board of directors compensation of non-employee directors; and

•	considering and recommending to the board of directors other actions relating to corporate governance.

Upon the closing of this offering, our nominating and corporate governance committee shall consist of                      serving as the committee’s chairperson.                      is “independent” as defined under the listing standards.

Director Compensation

The following table sets forth information concerning the equity compensation for our directors during fiscal 2011. The stock options granted to our non-employee directors vest over four years of service, subject to 50% accelerated vesting in the event of a change in control. We did not pay cash or other non-equity compensation to our non-employee directors for fiscal 2011. We are in the process of reviewing ongoing compensation arrangements for our non-employee directors.

Name (1)	Option Awards ($) (2)	Total ($)
Peter Chernin	785,000	785,000
James M.P. Feuille	—	—
Peter Gotcher	142,000	142,000
Robert Kavner	142,000	142,000
Larry Kubal (3)	—	—
Barry McCarthy	785,000	785,000
Larry Marcus	—	—
David Sze	—	—

(1)	Our employee directors, Messrs. Kennedy and Westergren, did not receive separate compensation for their services as directors.
(2)	The amount reflects the aggregate date fair value of the option awards granted during the fiscal year, computed in accordance with ASC Topic 718. Reflects options granted to Messrs. Gotcher and Kavner in April 2010 and options granted to Messrs. Chernin and McCarthy upon their initial election to the board of directors in January 2011. As of January 31, 2011, Mr. Kavner held outstanding options to purchase 200,000 shares of our common stock. Mr. Gotcher early exercised the options granted in fiscal 2011 and therefore held 158,334 unvested shares as of January 31, 2011. Mr. McCarthy early exercised his options and therefore held 250,000 unvested shares as of January 31, 2011. Mr. Chernin early exercised his options and transferred the underlying shares (250,000 shares, which remain unvested) to The Chernin Group. None of the other non-employee directors held any stock options or unvested stock awards.
(3)	Mr. Kubal was a member of our board of directors from July 2004 to July 2009 and from March 2010 to January 2011.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, our chief executive officer, Mr. Kennedy, served on our compensation committee. As described under the section captioned “Certain Relationships and Related Party Transactions – Investor Offer,” in August 2010, certain of our investors, including an affiliate of Mr. Feuille, offered to purchase shares held by employees, including Mr. Kennedy, and by an affiliate of Mr. Kavner. We have described the amounts of the sales and purchases under the section captioned “Certain Relationships and Related Party Transactions – Investor Offer,” although we were not a participant in these transactions, except for the limited actions described thereunder. Between January 2009 and May 2010, entities affiliated with each of Mr. Feuille and Mr. Marcus purchased redeemable convertible preferred stock from us as set forth under the section captioned “Certain Relationships and Related Party Transactions – Sales of Preferred Stock.”

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.pandora.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion relates to the compensation of our named executive officers whose compensation is disclosed below under “– Summary Compensation Table,” as well as the overall principles underlying our executive compensation policies as we move towards becoming a public company. Our named executive officers are:

•	Joseph Kennedy, chief executive officer, president and chairman of the board;

•	Steven Cakebread, chief financial officer;

•	Thomas Conrad, chief technology officer and executive vice president, product;

•	Delida Costin, general counsel and secretary; and

•	John Trimble, chief revenue officer.

Objectives of Our Executive Compensation Program

As a private company, hiring and retaining officers and other key employees has been critically important to ensuring continuity and stability in order to grow our business. In our evolving and competitive business environment, we must continually develop and refine the Pandora service while identifying and capitalizing on potential business opportunities. We recognize that our success is in large part dependent on our ability to attract and retain talented employees. Therefore, our executive compensation and benefits program is designed to attract, retain, and incentivize a highly talented and committed team of executive officers who share our vision and desire to work toward our goals. At the same time, as a private company, our ability to provide cash compensation has been limited by the needs of the business.

Our compensation committee believes it is important to pay base compensation sufficient to hire and retain employees while providing incentives for improving our business prospects. As a private company, the primary incentive value in our executive compensation program has been through the grant of equity awards. This allowed us to limit our use of cash while still offering key employees the opportunity to share in future gains by working towards a liquidity event for our investors, such as an initial public offering of our stock. Consistent with this approach, for fiscal 2011, we did not establish a formal cash incentive plan for our executive officers. Instead, as further described below, the cash bonuses we paid for fiscal 2011 were determined in the discretion of our compensation committee in December 2010 based on its subjective evaluation of the hard work of our executive team and the improvements in our business results.

Fiscal 2012 Considerations. In evaluating compensation arrangements for fiscal 2012, our compensation committee considered our possible transition to becoming a public company during the year. In particular, the compensation committee considered the compensation structures and levels that it believed would be necessary for executive recruitment and retention as a public company as well as the desire to transition to a compensation system that would be more transparent for public investors. At the same time, the compensation committee was mindful of the uncertainties associated with an initial public offering process and so believed that it would be better to pursue a gradual transition in compensation levels and practices such that we would not incur public company-level compensation expenses while private. Finally, the compensation committee considered the fact that our business continues to experience rapid growth and is expected to continue to evolve substantially during fiscal 2012. In this light, as further discussed below, the compensation committee determined that setting fixed objectives for incentive compensation for fiscal 2012 was inherently speculative and that such goals set a year in advance might not be consistent with the best interests of the business by the end of fiscal 2012.

Based on the foregoing, the compensation committee used the following objectives in setting compensation for fiscal 2012:

•	provide a fixed component of pay, base salary, that the compensation committee believes is reasonable for our company size, industry and location;

•	ensure that equity awards retain appropriate alignment between interests of executive officers and stockholders;

•

set reasonable target cash bonus levels for executive officers for continued success in the business, while maintaining the compensation committee’s flexibility to determine actual bonus awards based on its review of the business operations and results throughout the year;

•	continue to foster a cohesive work environment by rewarding success as a team based on company-wide performance rather than individual goals; and

•	retain flexibility to review our compensation structure periodically as needed to focus on different business objectives from time to time, but review our compensation program at least annually.

Executive Compensation Process

Our executive compensation process reflects our stage of development as a company. Our initial compensation for newly hired executive officers generally reflects the outcome of a negotiated recruitment and hiring process in light of compensation with prior employers or other possible opportunities at the time of hiring. Therefore, some differences in compensation among our executive officers reflect the timing and circumstances of hiring.

Compensation-Setting Process. As described above, we have created a compensation committee, which determines, or recommends to the board of directors, compensation for our executive officers. Prior to delegating authority to the compensation committee, the board of directors took an active role in compensation-setting practices. We have not adopted formal policies or guidelines for allocating compensation between long-term and short-term and between cash and non-cash compensation or among different forms of non-cash compensation. However, as a private company, we have focused incentives on equity compensation with the expectation that our executive officers would realize value if they successfully led us through an initial public offering or other liquidity event.

Role of Management. Our chief executive officer makes recommendations to the compensation committee or board of directors, attends board and committee meetings, except for sessions discussing his compensation, and has been and will continue to be heavily involved in the determination of compensation for our other executive officers because of his daily involvement with our executive team’s efforts. He abstains from voting in sessions where the board of directors acts on his compensation and does not participate in discussions of the compensation committee where his own compensation is approved. Members of our human resources, finance and legal departments attend compensation committee meetings and provide background on materials presented to the compensation committee.

Compensation Consultant and Use of Market Data. During fiscal 2011, the compensation committee retained Frederic W. Cook & Co. Inc., or Frederic W. Cook, as its outside compensation consultant. The compensation committee asked Frederic W. Cook to review our compensation program, focusing on:

•	the program’s effectiveness in supporting our business strategy;

•	reasonableness compared to competitive practice for companies in related businesses of similar size and expected market value; and

•	associated issues with becoming a public company.

During fiscal 2011, the compensation committee met from time to time with Frederic W. Cook, both with management present and in separate meetings, including executive sessions during committee meetings. Our management team worked with Frederic W. Cook as directed by the compensation committee to provide any information Frederic W. Cook required in order to provide its services. We have not engaged Frederic W. Cook to provide services to the company outside of its work for the compensation committee.

We did not use a peer group in setting fiscal 2011 executive compensation. The compensation committee’s subjective analysis of appropriate payments, taking into account economic and business conditions, the compensation committee’s collective experience, internal pay equity and individual negotiations, has historically been the most important factor in setting compensation.

In considering fiscal 2012 compensation, the compensation committee reviewed public company compensation data as described below and also, to the extent available, reviewed information related to private technology companies to inform its thinking, but did not benchmark to a particular level. This reflects the compensation committee’s balancing of an anticipated public offering in the near future with the desire to retain flexibility on cash compensation in the event we remained private.

The compensation committee, Frederic W. Cook and management worked together to choose a public company peer group for executive compensation purposes. These companies were chosen from a group of internet software and services companies that are either publicly traded or have filed to go public, taking into account size and growth potential. We expect that following our initial public offering we may, over time, gradually increase compensation relative to data from our public company peer group (which may change over time), but at this time we have not set a specific benchmark for compensation, and so we use peer group data as well as the other surveys described below as reference points and general guidelines only. Our public company peer group currently consists of the following companies:

Concur Technologies	Constant Contact	Demand Media
Equinix	GameFly	OpenTable
Qlik Technologies	QuinStreet	Netflix
ReachLocal	RealD	RealPage
Rovi	Salesforce.com	Skype
SolarWinds	SuccessFactors	Tangoe
Tripwire	WebMD

During fiscal 2011, Frederic W. Cook also provided the compensation committee with third-party survey data from Radford, a compensation market research firm, covering general technology companies with annual revenue between $200 million and $1 billion, as well as from the 2009 Venture Capital Executive Compensation Survey, covering 35 venture capital portfolio companies with annual revenues greater than $50 million.

Primary Elements of Compensation

Base Salary. As a private company, base salaries have been determined primarily based on the collective experience of the compensation committee (including our chief executive officer) with hiring similarly situated executive officers, our view of appropriate fixed pay for our geographic location, and our desire to limit cash expenses while we built the business. Although we did not benchmark salaries to specific market levels for fiscal 2011, as part of the compensation committee’s comprehensive review of executive compensation levels during the middle of fiscal 2011 (and using data from the public company peer group together with the Radford survey), we found that our base salaries generally fell below the median for these public companies, but were above the median in the private company venture capital survey described above.

Incentive Bonuses. As a private company, we believe a discretionary cash bonus program has allowed the compensation committee to retain flexibility to conserve cash while rewarding results as it determined to be appropriate. Because of the fast-changing nature of our business, the compensation committee has not believed that selecting pre-set performance metrics would enhance incentive efforts and instead has focused on equity incentives to encourage company-wide improvement. In December 2010, based on its review of our business performance during fiscal 2011, the compensation committee used its discretion to approve cash bonus payments, as further discussed below. For fiscal 2012, we have set cash bonus targets for executive officers, but we have not set specific performance metrics.

Equity Awards. We have granted equity awards to executive officers and other key employees to incentivize them to help increase the value of our stock and thereby align their interests with those of our stockholders. As a privately-held company, we have emphasized the use of stock options to incentivize our executive officers to focus on the growth of our overall enterprise value and to create value for our stockholders. Stock options permit the employee to exercise the option at a fixed price (at or above the fair market value of the stock on the grant date) in the future.

Typically we have granted stock options around the time an executive officer is hired with vesting in installments over four years of continued service. The board of directors or compensation committee determines the size and type of equity awards, taking into account the recommendations of the chief executive officer, and also determines the vesting schedule of the options. In addition, the compensation committee periodically considers whether to grant new stock options to then-current executive officers in order to maintain incentive opportunities, but we have not had a regular policy of making annual refresher grants.

As described under “Certain Relationships and Related Party Transactions – Investor Offer” below, in August 2010, some of our investors made an offer to purchase shares from our employees at the then fair value, including those named executive officers who held vested equity. Although the offer was not launched by us and so was not an element of our compensation program, we believed that it was appropriate to permit our employees to participate. However, in order to ensure that our executive team retained a significant equity stake and remained focused on increasing stockholder value, we required a limit of 10% on the percentage of holdings that executive officers could sell in the investor offer, which was a smaller percentage than permitted for other employees. Because these vested awards represented equity compensation that had already been earned and were held by executives with long tenures, both of the named executive officers who participated in the offering, Messrs. Kennedy and Conrad, have been with us since 2004, we did not factor in the proceeds from these stock sales when making decisions regarding compensation changes described in this Compensation Discussion and Analysis.

Our new equity plan that we will adopt in connection with the initial public offering will permit us to grant stock options, restricted stock, restricted stock units or other types of equity awards, as the compensation committee deems appropriate.

Compensation Decisions for Fiscal 2011 and Fiscal 2012

Base Salary. For fiscal 2011, base salaries were as follows:

Name	Base Salary
Joseph Kennedy	$325,000
Steven Cakebread	300,000
Thomas Conrad	205,000
Delida Costin	210,000
John Trimble	350,000

Mr. Kennedy’s salary was increased from $300,000 to $325,000 at the beginning of fiscal 2011 based on the compensation committee’s desire to recognize his overall contributions to our business efforts as well as its review of private company data to the extent available such as the venture capital survey data, although his salary was not set to a specific benchmark. No changes were made to the salary levels of Mr. Conrad or Mr. Trimble for fiscal 2011 because the compensation committee had recently agreed to the guaranteed bonus for Mr. Conrad described below and to Mr. Trimble’s salary when he was hired and because his compensation focused on his sales commission plan. Salaries for Mr. Cakebread and Ms. Costin were negotiated in connection with their hiring during fiscal 2011 and so primarily reflected individual negotiations and amounts we believe were necessary, when combined with equity compensation, to bring these key executives on board, but also included considerations of internal pay equity and the desire to limit cash compensation.

In January 2011, our compensation committee approved base salary changes for fiscal 2012 for our named executive officers. These changes were part of the compensation committee’s gradual transition toward public company compensation levels as described above under “– Objectives of Our Executive Compensation Program – Fiscal 2012 Considerations” and in furtherance of its objective to provide a fixed pay component that it believes is reasonable. Mr. Conrad had the largest salary increase primarily because of the change from a fixed bonus payment to his participation in our variable corporate bonus plan for fiscal 2012. Mr. Kennedy’s responsibilities will increase significantly as we take steps toward becoming a public company, and so his salary increase brought his salary closer to, but still below, the public company peer group median, although we did not target a specific percentile. The salaries for Mr. Cakebread and Ms. Costin increased by smaller amounts because their salary levels were recently negotiated when they were hired in fiscal 2011. Mr. Trimble’s salary was not increased because the compensation committee believed his opportunity for increased cash compensation should be in the variable component of his compensation package. For fiscal 2012, the following salaries were approved:

Name	Base Salary
Joseph Kennedy	$400,000
Steven Cakebread	310,000
Thomas Conrad	290,000
Delida Costin	230,000
John Trimble	350,000

Cash Incentive Payments. Although we did not have a formal cash bonus plan in place during fiscal 2011, in December 2010, the compensation committee reviewed our business performance and its desire to recognize the achievements of our management team. The compensation committee did not have pre-set goals and did not base the overall bonus pool or the individual bonus payments on a specific formula. Instead, the compensation committee’s approval of bonus payments for fiscal 2011 in general was based on seeing positive results, such as increased revenue, growth in listeners and development of content and brand, and the total bonus pool was based on the compensation committee’s subjective view of a reasonable and appropriate amount. The compensation committee approved the largest bonus payment, in the amount of $175,000, to Mr. Kennedy because of his leadership of the entire company and our overall improving business results. For our other named executive officers, Mr. Kennedy recommended individual bonus payments to our compensation committee, which then approved the amounts listed below. The amounts vary because of the different levels of responsibilities during the year as well as differences among base salaries, but they do not reflect a specific percentage achievement of goals. However, the compensation committee did consider particular achievements that were critical to prepare us for our proposed initial public offering in approving the following individual bonus payments in December 2010: (1) Mr. Cakebread, $75,000, recognizing his efforts in improving our business process, controls and disclosure controls and upgrading the financial expertise of our company; and (2) Ms. Costin, $50,000, recognizing her work to establish our legal department and improve board processes.

Mr. Conrad’s bonus for fiscal 2011 was based on an agreement we entered into with him in June 2009 that provided for a fixed annual bonus payment of $200,000, which had been approved based on a subjective determination that the amount would create a total compensation package with both incentive and retentive effects on Mr. Conrad as he continued to focus his team’s efforts on improving our performance. For fiscal 2012, he will instead participate in our regular cash bonus plan. Mr. Trimble’s incentive payments during fiscal 2011 set forth below under “– Summary Compensation Table” were based on his sales commission plan, which provided for payments up to his target level, which was 100% of his base salary, for our sales revenue up to a specified “quota” level, and then for payment of a percentage of sales that exceeded that quota level.

Mr. Trimble’s quota, which was set for calendar year 2010 rather than the fiscal year, was set at a level that was intended to be very challenging by being significantly higher than actual results from the prior calendar year. This quota level was not meant to reflect a corporate target level in our business plan, but was meant to provide incentives to greatly exceed the past year’s performance because a primary focus of our business efforts in fiscal 2011 was increasing our advertising revenue which, as described elsewhere in this prospectus, has represented most of our revenue over the last several years. Because his team exceeded this quota level of revenue, most of Mr. Trimble’s incentive payment resulted from his percentage-based commission on the level of revenue that exceeded his quota level. He will be eligible for a similar payment for January 2011 results to match up with our fiscal year.

For fiscal 2012, in an effort to provide more guidance to our executive officers and potential public investors regarding compensation expectations, we have set target bonus levels for our chief executive officer at 75% of base salary and for other named executive officers, other than Mr. Trimble, at 40% of base salary. These amounts were determined based on the compensation committee’s view that target levels should be lower than what we believed would be median public company practice, based on data from our public company peer group together with the Radford survey described above, but above typical cash bonuses we have paid while private. Mr. Trimble’s incentive pay program for fiscal 2012 will be adjusted such that his target variable compensation, which remains at 100% of his base salary as negotiated with him when he was hired, will be divided into two parts: 30% will be tied to his corporate bonus plan because, as a public company officer, he will have an important role outside of sales, while 70% will be tied to a sales commission plan to be agreed upon with him. Consistent with its objective to retain flexibility and to be able to adapt to changing business needs and objectives, the compensation committee has not set specific business performance goals for our corporate bonus plan or allocated specific percentages to different types of results because of the fast-changing nature of our business, but the compensation committee expects its review of fiscal 2012 performance to include sales performance and other financial and operational results, such as listener hours or listener experience and execution of our overall business strategy. Consistent with its objective to reward team success, the compensation committee expects to award bonuses for fiscal 2012 based on overall company performance rather than individual performance in order to focus participants on overall company improvement. For fiscal 2012, the compensation committee will assess business performance following the second fiscal quarter and determine, in its full discretion, whether to award up to 25% of the full year target amount. The compensation committee believes a semi-annual review is appropriate to encourage retention (that is, so eligible employees do not feel the bonus opportunities are too far in the future). The compensation committee will again assess business performance at the end of the year and determine, in its discretion, whether to award any remaining portion of the target amount or, if appropriate to award exceptional performance, any higher bonus amount.

Equity Compensation. We granted stock options to Mr. Cakebread and Ms. Costin when they were hired during fiscal 2011, in the amounts disclosed below under “– Grants of Plan-Based Awards.” Because our practice as a private company has been to grant a significant equity award to newly hired executive officers, we have not customarily made regular annual equity awards to our executive officers and did not make new equity awards to our other named executive officers during fiscal 2011. The equity awards held by each named executive officer at the end of fiscal 2011 are listed below under “– Outstanding Equity Awards at Fiscal Year-End.”

The amounts of options granted to Mr. Cakebread and Ms. Costin were not based on a specific formula, but rather on a combination of the compensation committee’s subjective judgment about the appropriate level of compensation for the executive, the appropriate relative allocation of equity awards among executive officers with different levels of responsibilities, dilution considerations, and the negotiation process with the individual. The compensation committee did not benchmark to specific external market data in determining these new hire grants.

Consistent with its objective to align the interests of executive officers and stockholders, we expect the compensation committee will begin to undertake a more regular review of equity compensation as a result of our initial public offering in order to ensure appropriate long-term incentives remain in place after our existing grants vest. No equity awards have been granted to our named executive officers in fiscal 2012 as of the date of this prospectus.

Severance and Change in Control Arrangements. Our named executive officers have agreements that would provide severance benefits on specified involuntary terminations of employment. The terms and estimated amounts of these benefits are described below under “– Potential Payments Upon Termination and Change in Control.” Most of these arrangements were negotiated when they were hired and had terms that we believed were reasonably necessary to hire and retain these individuals in our market for executive talent. We have from time to time approved provisions for accelerated vesting of equity upon a future change in control or involuntary termination in connection with a change in control, as further described under “– Potential Payments Upon Termination and Change in Control.” We believe these provisions are reasonable because the possibility of a change in control could cause uncertainty among executive officers and concern over potential loss of equity awards (which has been a significant component of their potential compensation) and therefore could result in their departure or distraction to the detriment of our company and our stockholders. We believe the combination of severance and change in control arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value.

Retirement and Other Benefits. Our named executive officers are eligible to participate in our employee benefit plans provided for other employees. These benefits include a 401(k) plan, group health insurance, short- and long-term disability insurance and, for our chief executive officer, under the terms of his 2004 offer letter, reimbursement for life insurance premiums. We do not have a defined benefit retirement plan.

Tax and Accounting Considerations. We recognize a charge to earnings for accounting purposes for equity awards over their vesting period. In the past, we have not considered the accounting impact as a material factor in determining the equity award amounts for our executive officers. However, as we become a public company, we expect that the compensation committee will consider the accounting impact of equity awards in addition to considering the impact to dilution and overhang when deciding on amounts and terms of equity grants.

We do not require executive compensation to be tax deductible for our company, but instead balance the cost and benefits of tax deductibility to comply with our executive compensation goals. For example, Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1 million paid in any taxable year to its chief executive officer and certain other executive officers unless the compensation qualifies as “performance-based compensation” within the meaning of the Code. As a private company, we have not been subject to the deductibility limit of Section 162(m) into consideration in setting compensation for our executive officers because Section 162(m) did not apply to us. Once we are a public company, we expect that the compensation committee will consider the deductibility of compensation, but will be fully authorized to approve compensation that is not deductible when it believes that such payments are appropriate to attract and retain executive talent.

Risk Assessment of Compensation Programs

We do not believe that our compensation programs create risks that are reasonably likely to have a material adverse effect on our company. We believe that the combination of different types of compensation as well as the overall amount of compensation, together with our internal controls and oversight by the board of directors, mitigates potential risks.

Summary Compensation Table

The following table sets forth information concerning the compensation of (i) each person who served as principal executive officer during the fiscal year ended January 31, 2011, (ii) each person who served as principal financial officer during such fiscal year and (iii) our three other most highly compensated executive officers for such fiscal year. We refer to these individuals as our named executive officers in this prospectus.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)(3)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Joseph Kennedy	2011	325,000		175,000	—		3,829	(4)	503,829
Chief Executive Officer
Steven Cakebread,	2011	263,636	(1)	75,000	1,420,000		—		1,758,636
Chief Financial Officer
Thomas Conrad,	2011	205,000		200,000	—		—		405,000
Chief Technology Officer
Delida Costin,	2011	173,409	(1)	50,000	177,500		—		400,909
General Counsel
John Trimble,	2011	350,000		—	—	1,108,318	—		1,458,318
Chief Revenue Officer

(1)	Reflects the portion of salary paid since commencing employment during fiscal 2011.
(2)	The amount reflects the aggregate grant date fair value of the option awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option awards in note 8 to the notes to our financial statements. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. We did not grant other stock awards to our named executive officers during the fiscal year.
(3)	Reflects the cash bonus or, with respect to Mr. Trimble, commissions paid for the fiscal year performance as described under “– Compensation Discussion and Analysis – Compensation Decisions for Fiscal 2011 and Fiscal 2012 – Cash Incentive Payments.” Mr. Trimble’s commission for the month of January 2011 has not yet been determined.
(4)	Represents the dollar value of life insurance premiums.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to our named executive officers during the fiscal year ended January 31, 2011.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target($)(1)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards($)(2)
Joseph Kennedy		n/a	—	—	—
Steven Cakebread	4/21/10	n/a	2,000,000	$0.71	1,420,000
Thomas Conrad		n/a	—	—	—
Delida Costin	4/21/10	n/a	250,000	$0.71	177,500
John Trimble		$350,000	—	—	—

(1)	The amount set forth for Mr. Trimble represents his target amount under his commission plan. We did not provide target bonuses to our other named executive officers for fiscal 2011. Actual amounts paid for the fiscal year performance are set forth in the Summary Compensation Table above and a description of the criteria used to determine these amounts is set forth above under “– Compensation Discussion and Analysis – Compensation Decisions for Fiscal 2011 and Fiscal 2012 – Cash Incentive Payments.”
(2)	The amount reflects the grant date fair value of the option awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option awards in note 8 to the notes to our financial statements. We did not grant other stock awards to our named executive officers during the fiscal year.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of January 31, 2011. Other than the option awards listed, there were no unvested or unearned stock awards held by our named executive officers as of January 31, 2011.

	Option Awards
Name	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Joseph Kennedy	2,948,284	—		$0.04	7/14/2014
	1,100,000	—		$0.28	9/12/2016
	1,120,025	1,866,710	(1)	$0.16	7/6/2019

Steven Cakebread	—	2,000,000	(2)	$0.71	4/21/2020

Thomas Conrad	35,133	—		$0.07	1/10/2016
	284,215	—		$0.28	9/12/2016
	141,666	28,334	(3)	$0.34	9/11/2017
	1,634,058	1,798,335	(4)	$0.16	7/6/2019
Delida Costin	—	250,000	(5)	$0.71	4/21/2020

John Trimble	504,166	595,834	(6)	$0.16	7/6/2019
	125,625	209,375	(7)	$0.16	7/6/2019

(1)	The option is vesting in equal monthly installments over four years from July 2009 and the vested portion will be exercisable upon completion of the initial public offering.
(2)	The option vests over four years, with 25% vesting in March 2011 and the remainder vesting over three years thereafter in monthly installments.
(3)	The option is vesting in equal monthly installments over four years from September 2007.
(4)	Of the initial grant of 3,432,393 shares, 925,096 shares vest at 1/24 per month and the remaining vest at 1/48 per month, in each case from July 2009.
(5)	The option vests over four years, with 25% vesting in April 2011 and the remainder vesting over three years thereafter in monthly installments.
(6)	The option vests over four years, with 25% vesting in March 2010 and the remainder vesting over three years thereafter in monthly installments.
(7)	The option is vesting in equal monthly installments over four years from July 2009.

Option Exercises and Stock Vested

The following table shows information regarding options that were exercised by our named executive officers during the fiscal year ended January 31, 2011. None of our named executive officers held restricted stock awards that became vested during the fiscal year.

Option Awards
Name	Numbers of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Joseph Kennedy	—
Steven Cakebread	—
Thomas Conrad	435,748	$1,350,367	(1)
Delida Costin	—
John Trimble	—

(1)	These options were exercised in connection with the investor offer described below, and this dollar amount represents the per share offer price over the exercise price of the options.

Potential Payments on Termination and Change in Control

We have entered into agreements with each of our named executive officers that may provide for benefits under the circumstances described below if the officer’s employment is terminated or we experience a change in control such as a change in the voting power of our company by more than 50% or a sale of substantially all of our assets.

Chief Executive Officer

Under the terms of his July 2004 offer letter, if Mr. Kennedy is involuntarily terminated without cause or experiences a constructive termination (that is, if he resigns due to adverse actions taken by the Company, including such actions as material reduction in salary, material relocation or material breach of his offer letter), he will be entitled to receive the following benefits (with the enhanced benefits if the termination occurs within 2 months before or 12 months following a change in control) if he signs a general mutual release:

•	payment equal to six months of base salary, or 12 months for a change-in-control termination;

•	12 months’ accelerated vesting of equity awards, or 100% vesting for a change-in-control termination;

•	extension of the exercise period for options to at least 12 months after termination; and

•	payment by us for 12 months of COBRA premiums to continue health care coverage for him and his eligible dependents.

In addition, his offer letter provided that, upon a change in control, 50% of unvested equity awards will vest immediately and, if his remaining options are not assumed or substituted by a successor, any remaining unvested options will vest.

Other Named Executive Officers

Our offer letters and other agreements with our other named executive officers also provide for severance and change-in-control benefits under certain circumstances. Severance benefits are generally subject to the officer signing a general release.

•

Under the terms of their February 2010 offer letters, each of Mr. Cakebread and Ms. Costin would receive three months of base salary on an involuntary termination without cause. If, within 12 months following a change in control, the officer is involuntarily terminated without cause or experiences a constructive termination, 50% of any unvested options will vest immediately. “Constructive termination” means a resignation following adverse actions taken by us such as a material reduction in salary or material relocation.

•

Under the terms of his February 2009 offer letter, if Mr. Trimble is terminated without cause, he would receive three months of base salary and 12 months of accelerated vesting of his stock options. Upon a change in control, if his options are not assumed or substituted by a successor, 50% of his unvested options will vest.

•

Under the terms of his November 2004 offer letter and subsequent option agreements, if Mr. Conrad is involuntarily terminated without cause or experiences a constructive termination (as described above) within 12 months following a change in control, he will receive 100% accelerated vesting of options if he signs a general release. Mr. Conrad’s offer letter also provided that 33% of his unvested options would vest upon a change in control and, if his remaining options are not assumed or substituted by a successor, any remaining unvested options will vest.

The table below provides an estimate of the value of the compensation and benefits due to each of our named executive officers in the events described below, assuming that the termination of employment and/or change in control was effective on January 31, 2011, under the agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change in control, as applicable.

	Involuntary Termination					Change in Control	Change in Control Followed by Involuntary Termination
Name	Cash(1)	Equity(2)		Total		Equity(2)	Cash (1)	Equity(2)	Total
Mr. Kennedy	$180,500	$		$		$	$343,000	$	$
Mr. Cakebread	75,000		—		75,000	—	75,000
Mr. Conrad	—		—		—		—
Ms. Costin	52,500		—		52,500	—	52,500
Mr. Trimble	87,500					—	87,500

(1)	Mr. Kennedy’s “cash” severance benefits include payment of health benefits assuming a cost of $1,500 per month.
(2)	The value of accelerated vesting of stock options is based on the difference between $ per share, which represents the midpoint of the range reflected on the cover page of this prospectus, minus the per share exercise price, and assumes that equity awards are assumed or substituted by the successor company.

Employee Benefit Plans

2011 Long-Term Incentive Plan

Our 2011 Long-Term Incentive Plan, or the 2011 Plan, will become effective in connection with this offering. Our 2011 Plan provides for the grant of equity-based awards to our employees, non-employee directors and consultants/advisors.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2011 Plan is              shares of our common stock. In addition, the number of shares that have been authorized for issuance under the 2011 Plan will be automatically increased on the first day of each fiscal year through 2021, in an amount equal to the lowest of (1)             shares, (2)         % of the outstanding shares of our common stock on the last day of the prior fiscal year of the prior year and (3) another amount determined by our board of directors. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award, as well as shares issued in connection with awards that are assumed, converted or substituted pursuant to a merger or an acquisition, will become available for future grant under our 2011 Plan.

Plan Administration. The 2011 Plan will be administered by our compensation committee, which will have the power to determine the terms of the awards, including, but not limited to, the recipients of the awards, the number of shares subject to each award, the vesting schedule and exercisability of the awards and the form of consideration payable for the awards.

Stock Options. The 2011 Plan permits the grant of incentive stock options to employees and/or nonstatutory stock options to employees, non-employee directors or consultants/advisors. The exercise price of stock options must be no less than the fair market value of our common stock on the grant date. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed 10 years. Payment of the exercise price may be made in cash or cash equivalents or other methods permitted under the plan or the stock option agreement. The extent to which a vested option may be exercisable following termination of service will be set forth in each stock option agreement.

Stock Appreciation Rights. The 2011 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the grant date. The administrator determines the terms of stock appreciation rights, including when the rights vest and become exercisable and whether they are settled in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights must be no less than the fair market value of our common stock on the grant date. The term of a stock appreciation right may not exceed 10 years. Other specific terms will be set forth in an award agreement.

Restricted Stock Awards and Units. The 2011 Plan permits the grant of restricted stock, restricted stock units and performance awards. Restricted stock awards are grants of shares of our common stock. Restricted stock units represent the right to receive shares of our common stock (or a cash amount equal to the value of our common stock) on future specified dates. These awards will vest in accordance with terms and conditions established by the administrator. Vesting conditions may be based on performance goals established by the administrator. The specific terms will be set forth in an award agreement.

Adjustments; Change in Control. In the event of certain changes in our corporate structure, including a stock split, spin-off, merger, reorganization or extraordinary cash dividend, the administrator will make appropriate adjustments to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, including adjusting the aggregate number of shares reserved for issuance under the 2011 Plan, shares subject to outstanding awards and exercise prices of outstanding stock options and stock appreciation rights. Our 2011 Plan provides that, unless otherwise provided in individual award agreements, in the event of a change in control, as defined under the 2011 Plan, each outstanding award may be assumed or substituted for an equivalent award.

Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not materially impair the existing rights of any award recipient. Stockholder approval of amendments may be required to comply with applicable laws, regulations or stock exchange rules. Our 2011 Plan will automatically terminate in 2021, unless we terminate it sooner.

2004 Stock Plan and 2000 Stock Incentive Plan

The 2011 Plan will replace our prior 2004 Stock Plan, or the 2004 Plan, which was adopted in March 2004. The 2004 Plan replaced our earlier 2000 Stock Incentive Plan, or the 2000 Plan and, together with the 2004 Plan, referred to as our Prior Plans.

Authorized shares. As of January 31, 2011, options to purchase 33,407,775 shares of our common stock at a weighted average exercise price of $0.63 were outstanding under the 2004 Plan and 2000 Plan. As of January 31, 2011, 6,310,291 shares of our common stock remained available for future issuance pursuant to awards granted under the 2004 Plan. The 2000 Plan was terminated by our board of directors in March 2004. No shares are available for future grants under the 2000 Plan, but outstanding awards granted under this plan continue to be governed by its terms.

Stock Options. Incentive and/or nonstatutory stock options have been granted under the Prior Plans. The term of an option may not exceed 10 years. After the termination of service of a recipient, other than due to death or disability, options may be exercised, to the extent vested as of the date of termination, for a period of time following termination of employment specified in the stock option agreement (which has generally been 30 days following termination). If termination is due to disability, the option shall remain exercisable, to the extent vested as of the date of termination, for a period of six months following such termination or such longer period of time as specified in the stock option agreement. If termination is due to death, the option shall remain exercisable, to the extent vested as of such date of death, for a period of 12 months following the date of death or such longer period as specified in the stock option agreement.

Stock Purchase Rights and Restricted Stock. The Prior Plans permit the grant of stock purchase rights and restricted stock awards. Stock purchase rights give recipients the right to acquire a specified number of shares of stock at a predetermined price. Unless the administrator determines otherwise, stock purchase rights are subject to a repurchase option in our favor that is exercisable upon termination of service for any reason, subject to the terms of the 2004 Plan and the award agreement.

Adjustments; Corporate Transactions. In the event of certain changes in our corporate structure, including a stock split, spin-off, merger, reorganization or extraordinary cash dividend, the administrator will make appropriate adjustments to outstanding awards to prevent diminution or enlargement of the benefits or potential benefits available under the Prior Plans. In the event of certain corporate transactions specified in the plan, including a merger, consolidation, sale of all or substantially all of our assets or a change of control, as defined in the plan, each outstanding award will be assumed or substituted for an equivalent award, unless the successor company does not agree to assume or substitute an equivalent award. In the event that awards are not assumed or substituted for, then awards will terminate upon consummation of the transaction.

Amendment or Termination. According to its terms, the 2004 Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend or terminate the 2004 Plan at any time, provided that such amendment does not materially impair the rights under outstanding awards without the award holder’s consent. We intend to terminate the 2004 Plan in connection with this offering, although outstanding awards will remain subject to the terms of the 2004 Plan.

401(k) Plan

We have established a tax-qualified Section 401(k) retirement savings plan for all employees who satisfy certain eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

Indemnification of Directors and Executive Officers and Limitations on Liability

Our certificate of incorporation that will be in effect upon the closing of this offering will limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation that will be in effect upon the closing of this offering will provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation will further provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any officer, director, employee or other agent for liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. In addition, we have entered into agreements to indemnify our directors and executive officers, and other employees as determined by our board of directors, against expenses and liabilities to the fullest extent permitted by Delaware law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation that will be in effect upon the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above in the sections captioned “Management” and “Executive Compensation,” the following is a description of each transaction since February 1, 2008 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Investor Rights Agreement

We are party to an investor rights agreement which provides that certain of our investors are entitled to registration rights with respect to the common stock issued or issuable upon conversion of our redeemable convertible preferred stock. For a description of these registration rights, see the section captioned “Description of Capital Stock – Registration Rights.”

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For a description of these indemnification agreements, see the section captioned “Executive Compensation – Indemnification of Directors and Executive Officers and Limitations on Liability.”

Sales of Preferred Stock

In January 2009, we issued and sold an aggregate of 8,639,737 shares of Series E redeemable convertible preferred stock at a purchase price of $1.7007 per share for aggregate consideration of approximately $14.7 million. Between July 2009 and October 2009, we issued and sold 45,833,082 shares of Series F redeemable convertible preferred stock at a purchase price of $0.7745 per share for aggregate consideration of approximately $35.5 million. In May 2010, we issued and sold an aggregate of 8,129,388 shares of Series G redeemable convertible preferred stock at a purchase price of $2.737 per share for aggregate consideration of approximately $22.2 million. Each of these transactions involved both new and pre-existing investors. We believe that the terms obtained and consideration received in connection with each of the Series E, Series F and Series G financings are comparable to terms available and the amounts we would have received in arm’s-length transactions.

Each share of our Series E redeemable convertible preferred stock will convert into 1.1808 shares of our common stock and each share of our Series F and Series G redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering. The purchasers of these shares of our redeemable convertible preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the redeemable convertible preferred stock. For a description of these registration rights, see the section captioned “Description of Capital Stock – Registration Rights.” The following table summarizes the shares of redeemable convertible preferred stock purchased by our executive officers, directors and holders of more than 5% of our capital stock in connection with each of the Series E, Series F and Series G financings. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Series E Redeemable Convertible Preferred Stock	Series F Redeemable Convertible Preferred Stock	Series G Redeemable Convertible Preferred Stock
Entities affiliated with Crosslink Capital(1)	3,638,947	12,653,323	—
Entities affiliated with Walden Venture Capital(2)	881,990	5,164,622	—
Entities affiliated with Greylock Partners(3)		20,012,911	—
Labrador Ventures V-B, L.P.	1,763,979		—
The Hearst Corporation	587,993	5,164,622	—
Entities affiliated with GGV Capital(4)	—	—	7,307,272

(1)	Consists of (a) 1,082,320 shares of Series E redeemable convertible preferred stock and 3,763,439 shares of Series F redeemable convertible preferred stock purchased by Crosslink Crossover Fund V, L.P., (b) 74,118 shares of Series E redeemable convertible preferred stock and 257,723 shares of Series F redeemable convertible preferred stock purchased by Crosslink Omega Ventures IV GmbH & Co. KG, (c) 1,771,685 shares of Series E redeemable convertible preferred stock and 6,160,487 shares of Series F redeemable convertible preferred stock purchased by Crosslink Ventures IV, L.P., (d) 570,361 shares of Series E redeemable convertible preferred stock and 1,983,256 shares of Series F redeemable convertible preferred stock purchased by Offshore Crosslink Ventures IV Unit Trust and (e) 140,463 shares of Series E redeemable convertible preferred stock and 488,418 shares of Series F redeemable convertible preferred stock purchased by Omega Bayview IV, LLC. James M.P. Feuille, an affiliate of Crosslink Capital, is one of our directors.
(2)	Consists of (a) 881,990 shares of Series E redeemable convertible preferred stock and 3,847,643 shares of Series F redeemable convertible preferred stock purchased by Walden VC II, L.P. and (b) 1,316,979 shares of Series F redeemable convertible preferred stock purchased by WaldenVC SPK, LLC. Larry Marcus, an affiliate of Walden Venture Capital, is one of our directors.
(3)	Consists of (a) 17,111,038 shares of Series F redeemable convertible preferred stock purchased by Greylock XII Limited Partnership, (b) 1,901,227 shares of Series F redeemable convertible preferred stock purchased by Greylock XII-A Limited Partnership and (c) 1,000,646 shares of Series F redeemable convertible preferred stock purchased by Greylock XII Principals LLC. The Series F financing was the first investment by entities affiliated with Greylock Partners in Pandora. David Sze, an affiliate of Greylock Partners, is one of our directors.
(4)	Consists of (a) 7,190,355 shares of Series G redeemable convertible preferred stock purchased by Granite Global Ventures III, L.P and (b) 116,917 shares of Series G redeemable convertible preferred stock purchased by GGV III Entrepreneurs Fund L.P. The Series G financing was the first investment by entities affiliated with GGV Capital in Pandora.

Investor Offer

In August 2010, certain of our investors made an offer to all employees holding vested shares of our common stock or vested options to purchase our common stock, which we refer to as the investor offer, to purchase shares of our common stock held by current employees and an affiliate of one of our directors at an offer price of $3.138 per share, the fair value of our common stock on that date. In October 2010, pursuant to the investor offer these investors purchased an aggregate of 2,520,221 shares of our common stock at a price of $3.138 per share for aggregate consideration of approximately $7.9 million from 23 participating employees, including certain executive officers and directors, and from an affiliate of one of our directors. Certain of these purchasers were holders of more than 5% of our outstanding capital stock and were affiliated with members of our board of directors. Our participation in these transactions was limited to the approval of these transactions by our board of directors after full disclosure of the financial interests of certain directors therein, waivers of rights of first refusal with respect to the shares being sold and disclosure of company information to offerees.

The following table summarizes the shares of our common stock purchased by holders of more than 5% of our capital stock, certain of which are affiliated with members of our board of directors, in connection with the investor offer. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Common Stock	Aggregate Purchase Price
Walden VC III, LLC(1)	846,826	$2,657,340
Entities affiliated with Greylock Partners(2)	643,865	2,020,448
Crosslink Crossover Fund V, L.P.(3)	637,349	2,000,001
Entities affiliated with GGV Capital(4)	232,080	728,267

(1)	Larry Marcus, an affiliate of Walden VC III, LLC, is one of our directors.
(2)	Consists of (a) 550,505 shares purchased by Greylock XII Limited Partnership, (b) 61,167 shares purchased by Greylock XII-A Limited Partnership and (c) 32,193 shares purchased by Greylock XII Principals LLC. David Sze, an affiliate of Greylock Partners, is one of our directors.
(3)	James M.P. Feuille, an affiliate of Crosslink Crossover Fund V, L.P., is one of our directors.
(4)	Consists of 228,367 shares purchased by Granite Global Ventures III, L.P. and 3,713 shares purchased by GGV III Entrepreneurs Fund L.P.

The following table summarizes the shares of our common stock sold by our executive officers, directors or their affiliates in connection with the investor offer. The terms of these sales were the same as those made available to unaffiliated offerees.

Sellers	Common Stock	Aggregate Proceeds
Joseph Kennedy	801,778	$2,515,979
Timothy Westergren	687,500	2,157,375
Thomas Conrad	435,748	1,367,377
Jessica Steel	120,759	378,942
Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B)(1)	72,000	225,936

(1)	Robert Kavner, an affiliate of Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B), is one of our directors.

Engagement of Family Members

Brian Steel, the husband of Jessica Steel, one of our executive officers, provides consulting and advisory services to us. In January 2011, we granted Mr. Steel options to purchase 40,000 shares of our common stock, to vest over four years at a rate of 1/48th per month. Prior to this offering, Mr. Steel had served as an advisor to our board of directors and we believe that retaining his advisory services after this offering was in our best interests.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy to be, effective upon the closing of this offering, covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2011, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Shares Being Offered.”

In accordance with the rules of the SEC, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is January 31, 2011. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership prior to this offering is based on 151,805,230 shares of common stock outstanding as of January 31, 2011, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock as of January 31, 2011 into common stock. The percentage of beneficial ownership following this offering is based on              shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the address for each listed stockholder is: c/o Pandora Media, Inc., 2101 Webster Street, Suite 1650, Oakland, CA, 94612. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the person.

	Beneficial Ownership Prior to the Offering(1)		Shares Being Offered	Beneficial Ownership After the Offering
Beneficial owner	Number	Percent		Number of Shares Beneficially Owned	Percent
Greater than 5% Stockholders and Selling Stockholders:
Entities affiliated with Crosslink Capital(2)	34,964,928	23.03
Entities affiliated with Walden Venture Capital(3)	28,218,309	18.59
Entities affiliated with Greylock Partners(4)	21,450,675	14.13
Labrador Ventures V-B, L.P(5)	12,905,162	8.50
The Hearst Corporation(6)	8,734,506	5.75
Entities affiliated with GGV Capital(7)	7,853,341	5.17
Directors and Named Executive Officers:
Joseph Kennedy(8)	4,229,267	2.71
Steven Cakebread	—	*
Thomas Conrad(9)	2,283,718	1.48
Delida Costin	—	*
John Trimble(10)	689,583	*
Peter Chernin(11)	1,205,414	*
James M. P. Feuille(2)	34,964,928	23.03
Peter Gotcher(12)	1,595,380	1.05
Robert Kavner(13)	1,091,054	*
Larry Marcus(3)	28,218,309	18.59
Barry McCarthy	504,777	*
David Sze(4)	21,450,675	14.13
Tim Westergren(14)	3,644,991	2.39
Directors and Officers as a Group (13 persons)	101,273,746	66.60

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Includes 16,517,959 shares held by Crosslink Ventures IV, L.P., 6,343,570 shares held by Crosslink Crossover Fund V, L.P., 4,785,135 shares held by Crosslink Crossover Fund IV, L.P., 2,795,986 shares held by Offshore Crosslink Ventures IV Unit Trust, 2,521,669 shares held by Offshore Crosslink Omega Ventures IV (Cayman Islands Unit Trust), 1,309,583 shares held by Omega Bayview IV, LLC and 691,026 shares held by Crosslink Omega Ventures IV GmbH & Co. KG, collectively the Crosslink Capital funds. Mr. Feuille, one of our directors, is a managing member of the general partner of the Crosslink Capital funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities. Mr. Feuille disclaims beneficial ownership with respect to shares beneficially owned by the Crosslink Capital funds, except to the extent of his pecuniary interests therein. The address for Crosslink Capital is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.
(3)	Includes 25,034,079 shares held by Walden VC II, L.P., 2,174,943 shares held by Walden VC III, LLC, and 1,009,287 shares held by WaldenVC SPK, LLC, collectively the Walden Venture Capital funds. Mr. Marcus, one of our directors, is a managing member of the general partner of the Walden Venture Capital funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities. Mr. Marcus disclaims beneficial ownership with respect shares beneficially owned by the Walden Venture Capital funds, except to the extent of his pecuniary interests therein. The address for Walden Venture Capital is 750 Battery Street, 7th Floor, San Francisco, CA 94111.
(4)	Includes 18,340,328 shares held by Greylock XII Limited Partnership, 2,037,814 shares held by Greylock XII-A Limited Partnership and 1,072,533 shares held by Greylock XII Principals LLC, collectively the Greylock Partners funds. Mr. Sze, one of our directors, is a managing member of the Greylock Partner funds, and therefore may be deemed to share voting power and investment control of the shares held by these entities. The address for Greylock Partners is 1 Brattle Square, Cambridge, MA 02138.
(5)	The address for Labrador Ventures V-B, L.P. is 101 University Avenue, Fourth Floor, Palo Alto, CA 94301.
(6)

The Hearst Family Trust is the sole common stockholder of The Hearst Corporation. The address of The Hearst Corporation is 300 West 57th Street, New York, NY 10019. The address of The Hearst Family Trust is 888 Seventh Ave., Suite 1501, New York, NY 10106.

(7)	Includes 7,727,689 shares held by Granite Global Ventures III, L.P. and 125,652 shares held by GGV III Entrepreneurs Fund L.P. The address for GGV Capital is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(8)	Includes 4,048,284 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2011. Does not include an additional 1,244,472 shares of common stock issuable pursuant to options vested within 60 days of January 31, 2011, as such options will not be exercisable until the closing of this offering.
(9)	Includes 2,283,718 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2011.
(10)	Includes 689,583 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2011.
(11)	Includes 955,414 shares held by Chernin Group Pico Investments and 250,000 shares held by The Chernin Group, LLC. Mr. Chernin, one of our directors, is an affiliate of each of Chernin Group Pico Investments and The Chernin Group, LLC.
(12)	Includes 50,000 shares held by the John Gotcher Trust U/A/D, 50,000 shares held by the Miles Gotcher Trust U/A/D 12/16/94, 50,000 shares held by the Nicholas Gotcher Trust U/A/D 12-16-94 and 50,000 shares held by the William Gotcher Trust U/A/D 12-16-94. Mr. Gotcher, one of our directors, is an affiliate of each of these trusts.
(13)	Includes 570,473 shares held by Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B), 256,847 shares held by Robert M. Kavner and Allyson P. Kavner, Trustees of Kavner Family Trust – 1999 u/i dtd. May 17, 1999, 31,867 shares held by Robert M. Kavner, Allyson P. Kavner and Thomas J. Ross, Jr., Trustees of Kathryn Ray Kavner Trust – 2000 u/i dtd. March 14, 2000 and 31,867 shares held by Robert M. Kavner, Allyson P. Kavner and Thomas J. Ross, Jr., Trustees of Reed I. Kavner Trust – 2000 u/i dtd. March 14, 2000. Mr. Kavner, one of our directors, is an affiliate of each of these entities. Also includes 200,000 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2011. Mr. Kavner disclaims beneficial ownership with respect to all shares beneficially owned by Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B), except to the extent of his pecuniary interests therein.
(14)	Includes 750,000 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2011. Does not include an additional 1,099,787 shares of common stock issuable pursuant to options vested within 60 days of January 31, 2011, as such options will not be exercisable until the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our certificate of incorporation will authorize us to issue up to              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001, all of which preferred stock will be undesignated. The following information reflects the filing of our certificate of incorporation, the conversion of all outstanding shares of our redeemable convertible preferred stock into 137,294,574 shares of common stock and the conversion of all outstanding warrants to purchase our redeemable convertible preferred stock into warrants to purchase 403,298 shares of our common stock immediately prior to the closing of this offering as if such events had already occurred as of the date of the information provided.

As of January 31, 2011 we had issued and outstanding:

•	151,805,230 shares of common stock held by approximately 137 stockholders;

•	403,298 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of approximately $0.71 per share; and

•	33,407,775 shares of common stock issuable upon exercise of outstanding stock options.

The following descriptions of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, and applicable law. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of January 31, 2011, there were warrants outstanding exercisable for an aggregate of 403,298 shares of common stock, at a weighted average exercise price of $0.71 per share, assuming the automatic conversion of all outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock upon the closing of this offering. These warrants may be exercised at any time prior to their respective termination dates, which range from the third anniversary of the date of this prospectus to September 4, 2016.

Registration Rights

After the closing of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act. These registration rights are contained in our Fifth Amended and Restated Investor Rights Agreement, dated as of May 20, 2010 and are described in additional detail below. These registration rights will expire five years following the closing of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations describe below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. For more information regarding such restrictions, see the section captioned “Underwriters.”

Demand Registration Rights

After the closing of this offering, the holders of approximately              shares of our common stock will be entitled to certain demand registration rights. The holders of at least 20% of these shares can, on not more than two occasions, request that we register the offer and sale of all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $10.0 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 180 days following the effectiveness of a registration statement relating to the initial public offering of our securities.

Piggyback Registration Rights

After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities the holders of approximately              shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions and (3) a registration of the issuance of common stock upon conversion of debt securities, the offer and sale of which are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the closing of this offering, the holders of approximately              shares of our common stock may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Section 203 of the General Corporation Law of the State of Delaware

We are subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide for the following:

•

our board of directors shall be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms;

•	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors;

•	our board of directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•

our directors may be removed by stockholders only for cause, and only our board of directors may fill vacancies created by expansion of our board of directors or the resignation, death or removal of a director;

•

subject to the rights of holders of any series of preferred stock then outstanding, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and only a majority of our board of directors, the chairman of the board or our president or secretary may call a special meeting of stockholders;

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting; and

•

subject to the rights of holders of any series of preferred stock then outstanding, a 66 2/3% stockholder vote is required for the rescission, alteration, amendment or repeal of the foregoing provisions of our certificate of incorporation or bylaws by stockholders, and our board of directors may amend the bylaws by majority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring unsolicited takeover attempts or delaying or preventing changes in control of our company or changes in management. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Listing

We intend to apply to have our common stock approved for listing on the              under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions

As discussed in the section captioned “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock. Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, except that the Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (subject to an applicable income tax treaty providing otherwise); or

•

we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Such Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The Non-U.S. Holder’s provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-U.S. status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and although we expect that our common stock will be approved for listing on             , we cannot assure you that there will be an active public market for our common stock following this offering. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, based on our shares outstanding as of                 , we will have shares of common stock outstanding, assuming the exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of redeemable convertible preferred stock and no exercise of any options and warrants outstanding as of                 . Of these shares, the              shares, or              shares if the underwriters’ exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon the closing of this offering, the holders of              shares of common stock and              shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of January 31, 2011 options to purchase a total of 33,407,775 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 6,310,291 shares of common stock were available for future option grants under our 2004 Plan.

Upon the closing of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our equity plans. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders, who hold an aggregate of approximately shares of our common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC on behalf of the underwriters.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities LLC
William Blair and Company, L.L.C.
Stifel, Nicolaus and Company, Incorporated

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock from                 .

Total
	Share	No Exercise	Full Exercise

Public offering price	$	$	$

Underwriting discounts and commissions to be paid by:	$	$	$
Us	$	$	$
The selling stockholders	$	$	$

Proceeds, before expenses, to us	$	$	$

Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the                  under the trading symbol “                .”

We and all directors and officers and the holders of our outstanding stock, stock options and warrants have agreed that, without the prior written consent of the representatives on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, we and the holders of our outstanding stock, stock options and warrants have agreed that, without the prior written consent of the representatives on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of this prospectus;

•

the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospects;

•

the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock by us in connection with any (1) mergers, (2) acquisition of securities, businesses, property or other assets, (3) joint ventures, (4) strategic alliances, (5) partnerships with experts or other talent to develop or provide content, (6) equipment leasing arrangements or (7) debt financing; provided, that the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 5% of the total number of our shares of common stock issued and outstanding immediately following the completion of the offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement;

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to an immediate family member of a security holder or to a trust formed for the benefit of such an immediate family member, (2) by bona fide gift, will or intestacy, (3) if the security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that an affiliate of such security holder or (b) as part of a disposition, transfer or distribution without consideration by the security holder to its equity holders or (4) if the security holder is a trust, to a trustor or beneficiary of the trust, provided that in each case, each transferee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period;

•

the transfer by a security holder of shares of common stock or any securities convertible into common stock by a security holder to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise, provided no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock shall be required or shall be voluntarily made in connection with such vesting or exercise;

•

the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us;

•

the conversion of our outstanding redeemable convertible preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change of control of our company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the security holder shall remain subject to the restrictions contained in this agreement; and

•

the exercise of a security holder of any right with respect to, or the taking of any other action in preparation for, a registration by us of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, provided that no transfer of the security holder’s common stock registered pursuant to the exercise of such rights under this item shall occur, and no registration statement shall be filed, during the lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters may from time to time in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression “an offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us, and that it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

The financial statements of Pandora Media, Inc. at January 31, 2009 and 2010, and for each of the three years in the period ended January 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 21, 2010, we engaged Ernst & Young LLP as our principal independent registered public accounting firm to audit our financial statements. During the last two fiscal years and subsequent interim period preceding their engagement, Ernst & Young LLP was not consulted by us or by anyone acting on our behalf regarding any of the matters or events set forth in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of a registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and any schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1500, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain an internet site at www.pandora.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pandora Media, Inc.

We have audited the accompanying balance sheets of Pandora Media, Inc. as of January 31, 2010 and 2009, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pandora Media, Inc. at January 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

San Francisco, California

February 11, 2011

Pandora Media, Inc.

Balance Sheets

(In thousands, except share and per share amounts)

	As of January 31,		October 31, 2010	Pro Forma Stockholders’ Equity at October 31, 2010
	2009	2010
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,608	$16,164	$40,782
Accounts receivable, net	4,360	19,233	34,770
Prepaid expenses and other current assets	487	2,280	2,544

Total current assets	14,455	37,677	78,096
Restricted cash	641	318	318
Property and equipment, net	1,504	2,035	4,851
Other assets	85	247	443

Total assets	$16,685	$40,277	$83,708

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$693	$831	$648
Accrued liabilities	1,274	1,041	3,274
Accrued royalties	11,279	9,044	12,421
Deferred revenue	595	6,147	12,548
Accrued compensation	731	1,440	5,284
Current portion of long-term debt	2,997	245	6,723

Total current liabilities	17,569	18,748	40,898
Long-term debt	—	4,095	1,040
Preferred stock warrant liability	49	300	1,027	—
Other long-term liabilities	17	99	125

Total liabilities	17,635	23,242	43,090	42,063

Redeemable convertible preferred stock, $0.0001 par value: 83,235,360, 126,375,097, and 134,113,117 shares authorized as of January 31, 2009, and 2010 and October 31, 2010 (unaudited); 79,447,444, 125,280,526, and 133,534,334 shares issued and outstanding as of January 31, 2009, and 2010 and October 31, 2010 (unaudited); no shares outstanding October 31, 2010, pro forma (unaudited); aggregate liquidation preference of $116,616,252 and $145,486,479 as of as of January 31, 2010 and October 31, 2010 (unaudited).	62,560	104,806	124,497	—

Commitments and contingencies (note 5)

Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 130,000,000, 185,800,000, 220,000,000 and 220,000,000 shares authorized as of January 31, 2009, 2010, October 31, 2010 (unaudited) and October 31, 2010, pro forma (unaudited); 6,028,144, 7,102,336 and 12,398,661 shares issued and outstanding as of January 31, 2009, and 2010 and October 31, 2010 (unaudited); 150,096,534 shares issued and outstanding pro forma at October 31, 2010 (unaudited)	1	1	1	15,010
Additional paid-in capital	725	—	—	110,515
Accumulated other comprehensive income	—	—	—	—
Accumulated deficit	(64,236)	(87,772)	(83,880)	(83,880)

Total stockholders’ equity (deficit)	(63,510)	(87,771)	(83,879)	41,645

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$16,685	$40,277	$83,708	$83,708

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
				(unaudited)
Revenue:
Advertising	$13,314	$18,247	$50,147	$28,716	$77,852
Subscription services and other	985	1,086	5,042	2,636	12,271

Total revenue	14,299	19,333	55,189	31,352	90,123
Costs and expenses:
Cost of revenue	5,850	7,398	7,892	5,808	7,977
Product development	5,932	6,116	6,026	4,437	4,817
Marketing and sales	8,214	13,265	17,426	11,820	21,884
General and administrative	2,577	4,190	6,358	4,592	9,204
Content acquisition	6,402	15,771	32,946	22,522	45,422

Total costs and expenses	28,975	46,740	70,648	49,179	89,304

Income (loss) from operations	(14,676)	(27,407)	(15,459)	(17,827)	819
Other income (expense):
Interest income	894	247	62	39	26
Interest expense	(197)	(1,126)	(898)	(809)	(333)
Other income (expense), net	(9)	58	(458)	(40)	(840)

Loss before provision for income taxes	(13,988)	(28,228)	(16,753)	(18,637)	(328)
Provision for income taxes	—	—	—	—	—

Net loss	$(13,988)	$(28,228)	$(16,753)	$(18,637)	$(328)

Net loss attributable to common stockholders	$(17,751)	$(32,037)	$(24,875)	$(24,728)	$(7,131)

Basic and diluted net loss per share attributable to common stockholders	$(3.80)	$(5.45)	$(3.84)	$(3.94)	$(0.70)

Weighted-average number of shares used in computing per share amounts	4,671	5,881	6,482	6,280	10,137

Basic and diluted pro forma net income (loss) per share attributable to common stockholders			$(0.15)		$0.00

Pro forma weighted-average shares used to compute pro forma net income (loss) per share attributable to common stockholders			113,652		156,586

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 31, 2007	70,807,707	$49,438	4,202,065	$—	$—	$—	$(23,431)	$(23,431)
Issuance of common upon exercise of stock options, including vesting of stock option shares early exercised	—	—	1,527,782	1	83	—	—	84
Stock based compensation	—	—	—	—	283	—	—	283
Dividends on redeemable convertible preferred stock	—	3,142	—	—	(366)	—	(2,776)	(3,142)
Accretion of redeemable convertible preferred stock issuance costs	—	58	—	—	—	—	(58)	(58)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(13,988)	(13,988)
Unrealized gain on short-term investments	—	—	—	—	—	5	—	5

Comprehensive loss							—	(13,983)

Balances as of January 31, 2008	70,807,707	52,638	5,729,847	1	—	5	(40,253)	(40,247)
Issuance of Series E redeemable convertible preferred stock upon conversion of convertible promissory notes	8,639,737	14,501	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	298,297	—	58	—	—	58
Stock based compensation	—	—	—	—	333	—	—	333
Reversals of dividends on redeemable convertible preferred stock	—	(4,637)	—	—	334	—	4,303	4,637
Accretion of redeemable convertible preferred stock issuance costs	—	58	—	—	—	—	(58)	(58)
Comprehensive loss:
Net loss	—	—					(28,228)	(28,228)
Unrealized loss on short-term investments	—	—	—	—	—	(5)	—	(5)

Comprehensive loss								(28,233)

Balances as of January 31, 2009	79,447,444	62,560	6,028,144	1	725	—	(64,236)	(63,510)
Issuance of Series F redeemable convertible preferred stock for cash	45,833,082	34,124	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,074,192	—	137	—	—	137
Stock based compensation	—	—	—	—	477	—	—	477
Dividends on redeemable convertible preferred stock	—	6,461	—	—	(1,339)	—	(5,122)	(6,461)
Deemed dividend on Series D and Series E redeemable convertible preferred stock	—	1,443	—	—	—	—	(1,443)	(1,443)
Accretion of redeemable convertible preferred stock issuance costs	—	218	—	—	—	—	(218)	(218)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(16,753)	(16,753)

Comprehensive loss								(16,753)

Pandora Media, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit—(Continued)

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 31, 2010	125,280,526	104,806	7,102,336	1	—	—	(87,772)	(87,771)
Issuance of Series G redeemable convertible preferred stock for cash (unaudited)	8,129,338	22,206	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrant (unaudited)	124,470	142	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	5,246,325	—	460	—	—	460
Issuance of common stock in exchange for non-employee services (unaudited)	—	—	50,000	—	157	—	—	157
Stock-based compensation (unaudited)	—	—	—	—	946	—	—	946
Reversals of dividends on redeemable convertible preferred stock (unaudited)	—	(2,885)	—	—	(1,563)	—	4,448	2,885
Accretion of redeemable convertible preferred stock issuance costs (unaudited)	—	228	—	—	—	—	(228)	(228)
Comprehensive income loss: (unaudited)
Net loss (unaudited)							(328)	(328)

Comprehensive loss (unaudited)								(328)

Balances as of October 31, 2010 (unaudited)	133,534,334	$124,497	12,398,661	$1	$—	$—	$(83,880)	$(83,879)

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Statements of Cash Flows

(In thousands)

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
				(unaudited)
Operating Activities
Net loss	$(13,988)	$(28,228)	$(16,753)	$(18,637)	$(328)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	887	1,151	1,143	831	1,007
(Gain) loss on disposition of assets	—	(7)	219	51	(15)
Stock-based compensation	283	333	477	321	946
Issuance of common stock in exchange for non-employee services	—	—	—	—	157
Remeasurement of preferred stock warrants	9	(50)	239	(11)	869
Amortization of debt discount	17	19	2	1	3
Changes in assets and liabilities:
Accounts receivable	(1,758)	(566)	(14,873)	(6,959)	(15,537)
Prepaid expenses and other assets	(616)	420	(1,955)	(1,791)	(460)
Accounts payable and accrued liabilities	598	792	1	(255)	1,958
Accrued royalties	(295)	10,950	(2,235)	(4,620)	3,377
Accrued compensation	121	273	709	1,656	3,844
Deferred revenue	(279)	210	5,552	4,756	6,401

Net cash provided by (used in) operating activities	(15,021)	(14,703)	(27,474)	(24,657)	2,222
Investing Activities
Purchases of property and equipment	(1,322)	(615)	(1,892)	(1,566)	(3,853)
Changes in restricted cash	50	(641)	323	(1,040)	45
Purchases of short-term investments	(21,308)	—	—	—	—
Sales of short-term investments	4,595	6,250	—	—	—
Maturities of short-term investments	29,421	1,973	—	—	—

Net cash provided by (used in) investing activities	11,436	6,967	(1,569)	(2,606)	(3,808)
Financing Activities
Borrowings under debt arrangements	3,073	6,998	7,650	7,649	3,644
Repayments of debt	(727)	(7,779)	(6,297)	(6,297)	(224)
Proceeds from issuance of common stock	75	42	122	105	452
Issuance of unvested common stock, net of repurchases	31	—	—	—	126
Proceeds from issuance of convertible promissory notes	—	14,501	—	—	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	—	34,124	34,124	22,206
Proceeds from buyers in investor offer	—	—	—	—	7,908
Payments to sellers in investor offer	—	—	—	—	(7,908)

Net cash provided by financing activities	2,452	13,762	35,599	35,581	26,204
Net (decrease) increase in cash and cash equivalents	(1,133)	6,026	6,556	8,318	24,618
Cash and cash equivalents at beginning of year	4,715	3,582	9,608	9,608	16,164

Cash and cash equivalents at end of year	$3,582	$9,608	$16,164	$17,926	$40,782

Supplemental disclosures of noncash financing activities
Conversion of convertible promissory notes into redeemable convertible preferred stock	$—	$(14,501)	$—	$—	$—
Issuance of preferred stock warrants	7	—	12	12	—
Exercise of Series B redeemable convertible preferred stock upon exercise of warrant	—	—	—	—	142
Preferred stock dividends	3,142	(4,637)	6,461	4,514	(2,885)
Deemed dividend on Series D and Series E redeemable convertible preferred stock	—	—	1,443	1,443	—
Accretion of Preferred stock issuance cost	58	58	218	135	228
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$187	$389	$1,572	$1,495	$293

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Notes to Financial Statements

1.    Description of Business and Summary of Significant Accounting Policies

Pandora Media, Inc. (the “Company”) provides an internet radio service in the United States, offering a personalized experience for each of its listeners. The Company has developed a form of radio that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener.

The Company was incorporated in the State of California in January 2000 as TheSavageBeast.com, Inc. and changed its name in May 2000 to Savage Beast Technologies Incorporated. In July 2005, the Company changed its name to Pandora Media, Inc. In December 2010, it became a Delaware corporation by way of a merger with and into a wholly owned Delaware subsidiary, with the Delaware subsidiary remaining as the surviving corporation with the name Pandora Media, Inc. following the merger.

Effective with the year ended January 31, 2010, the Company changed its fiscal year-end from December 31 to January 31. All historic periods presented have been recast with a fiscal year end of January 31.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of October 31, 2010, the statements of operations and cash flows for the nine months ended October 31, 2009 and 2010 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended October 31, 2010 are unaudited. These unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s statement of financial position as of October 31, 2010 and its results of operations and its cash flows for the nine months ended October 31, 2009 and 2010. The results for the nine months ended October 31, 2010 are not necessarily indicative of the results expected for the full year.

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share

In February 2011, the Company’s board of directors approved the filing of an initial public offering of the Company’s common stock. If the initial public offering is consummated, the Company’s preferred stock warrants will automatically convert into warrants to purchase shares of the Company’s common stock and all outstanding redeemable convertible preferred stock will automatically convert into shares of the Company’s common stock. The unaudited pro forma balance sheet gives effect to the conversion of the redeemable convertible preferred stock and reclassification of the preferred stock warrant liability to additional paid-in capital as of October 31, 2010. Upon conversion of the redeemable convertible preferred stock into shares of the Company’s common stock, the holders of the redeemable convertible preferred stock are entitled to receive dividends payable in cash or shares of common stock at the option of the Company. The impact of the dividends has not been reflected in the pro forma stockholders’ equity or the pro forma weighted-average shares used to compute pro forma net income (loss) per share.

Unaudited pro forma basic and diluted net loss per common share for the year ended January 31, 2010 and the nine months ended October 31, 2010 have been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates are used for the allowance for doubtful accounts, stock-based compensation, fair values of financial instruments, fair values of stock awards issued, and income taxes. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company’s financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

Segments

The Company operates in one operating segment. The Company’s chief operating decision maker (the “CODM”), its Chief Executive Officer, manages the Company’s operations on a consolidated basis for purposes of allocating resources. When evaluating the Company’s financial performance, the CODM reviews separate revenue information for the Company’s advertising, subscription services and other offerings, while all other financial information is reviewed on a consolidated basis. All of the Company’s principal operations and decision-making functions are located in the United States.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with domestic financial institutions of high credit quality. The Company performs periodic evaluations of the relative credit standing of all of such institutions.

The Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract. The Company generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. Actual credit losses during the fiscal years ended January 31, 2008, 2009, 2010 and the nine months ended October 31, 2009 (unaudited) and 2010 (unaudited) were not significant.

For the fiscal years ended January 31, 2008 and 2009 and the nine months ended October 31, 2009 and 2010 (unaudited) the Company had no customers that accounted for 10% or more of total revenue. For the fiscal year ended January 31, 2010 the Company had one customer that accounted for approximately 11% of total revenue.

As of January 31, 2009 the Company had two customers that accounted for approximately 14% and 10% of total accounts receivable, respectively. As of January 31, 2010 and October 31, 2010 (unaudited), there were no customers that accounted for 10% or more of the Company’s total accounts receivable.

Revenue Recognition

The Company’s revenue is principally derived from advertising services and subscription fees.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement.

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Notes to Financial Statements – (Continued)

Advertising Revenue. The Company generates advertising revenue primarily from display, audio and video advertising, which is typically sold on a cost per thousand (“CPM”) basis. In determining whether an arrangement exists, the Company ensures that a binding arrangement, such as an insertion order or a fully executed customer-specific agreement, is in place. The Company also generates referral revenue from performance-based arrangements, where, for example, a listener clicks on an advertisement and signs up for membership with that advertiser which is recognized as the related performance criteria are met. The Company assesses whether performance criteria have been met and whether the fees are fixed or determinable based on a comparison of third-party performance data to the contractual obligations detailed on the insertion order or other contract and an analysis of the payment terms associated with the transactions.

The Company also generates advertising revenue pursuant to arrangements with advertising agencies and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements, it does not set the pricing, and does not establish or maintain the relationship with the advertisers.

Subscription and Other Revenue. The Company generates subscription services revenue through the sale of access to a premium version of Pandora internet radio. Subscription revenue is recognized on a straight-line basis over the subscription period.

Other revenue is generated from usage-based fees when a listener who does not have a subscription reaches a maximum number of listening hours on traditional computers in a given month. The listener is required to pay a nominal fee to continue the advertising-supported listening experience on traditional computers for the remainder of the month. Under these arrangements, revenue is recognized in the month the service is delivered.

Deferred Revenue. Deferred revenue consists of both prepaid but unrecognized subscription revenue and advertising fees received or billed in advance of the delivery or completion of the services or in instances when revenue recognition criteria have not been met. Deferred revenue is recognized when the services are provided and all revenue recognition criteria have been met.

Multiple-Element Arrangements. The Company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another. Because the Company has not yet established the fair value for each element and the Company’s agreements contain mid-campaign cancellation clauses, advertising sales revenue is recognized as the least of (1) revenue calculated on a time-based straight-line basis over the term of the contract, (2) revenue calculated on a proportional performance basis, based on CPMs for the entire campaign multiplied by the number of impressions delivered to date, and (3) revenue earned on the delivered media and price as specified on the applicable insertion order.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less, including demand deposits, overnight investments and money market accounts. Interest is accrued as earned. Cash is recorded at cost, which approximates fair value while cash equivalents are recorded at fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Servers, computers and other related equipment	3 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life of 5 years and the lease term

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. No impairment to any long-lived assets has been recorded in any of the fiscal years presented.

Internal Use Software and Website Development Costs

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the asset if certain criteria are met. Costs related to design or maintenance of internal-use software are expensed as incurred. The Company evaluates the costs incurred during the application development stage of website development to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post implementation activities are expensed as incurred. As of January 31, 2009 and 2010 and October 31, 2010 (unaudited), the Company had not capitalized any costs related to internal use software or website development costs.

Fair Value Measurements of Financial Instruments

The Company records cash equivalents, restricted cash and preferred stock warrant liability at fair value.

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are required to be disclosed by level within the following fair value hierarchy:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Whenever possible the Company uses observable market data, and relies on unobservable inputs only when observable market data is not available, when determining fair value. On a recurring basis, the Company measures at fair value certain financial assets and liabilities, which consist of cash equivalents and marketable securities.

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Notes to Financial Statements – (Continued)

The Company’s cash equivalents are classified as Level 1 of the fair value hierarchy because they are valued primarily using quoted market prices, or alternative pricing sources and models utilizing market observable inputs with reasonable levels of price transparency. The Company’s investments in auction rate securities (“ARS”) and its preferred stock warrants liability are classified as Level 3 and recorded at fair value.

The fair value of these financial assets and liabilities was determined using the following inputs at January 31, 2009 and 2010 and October 31, 2010 (unaudited):

	Fair Value Measurement Using			Total

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Fair values as of January 31, 2009
Assets:
Money market funds	$8,472	$—	$—	$8,472

Total assets measured at fair value	$8,472	$—	$—	$8,472

Liabilities:
Preferred stock warrants	$—	$—	$49	$49

Total liabilities measured at fair value	$—	$—	$49	$49

Fair values as of January 31, 2010
Assets:
Money market funds	$7,922	$—	$—	$7,922
U.S. government agency securities	4,035	—	—	4,035

Total assets measured at fair value	$11,957	$—	$—	$11,957

Liabilities:
Preferred stock warrants	$—	—	$300	$300

Total liabilities measured at fair value	$—	$—	$300	$300

Fair values as of October 31, 2010
Assets:
Money market funds (unaudited)	$40,089	$—	$—	$40,089

Total assets measured at fair value (unaudited)	$40,089	$—	$—	$40,089

Liabilities:
Preferred stock warrants (unaudited)	$—	$—	$1,027	$1,027

Total liabilities measured at fair value (unaudited)	$—	$—	$1,027	$1,027

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The following table provides a roll-forward of the fair value of the preferred stock warrants and ARS categorized as Level 3 for the years ended January 31, 2009 and 2010 and the nine months ended October 31, 2010 (unaudited):

	Auction Rate Securities	Preferred Stock Warrants
	(in thousands)
Balance at January 31, 2008	$6,250	$99
Remeasurement of preferred stock warrants	—	(50)
Redemptions	(6,250)	—

Balance at January 31, 2009	—	49
Issuance of preferred stock warrants	—	12
Remeasurement of preferred stock warrants	—	239

Balance at January 31, 2010 (unaudited)	—	300
Exercise of preferred stock warrants (unaudited)	—	(142)
Remeasurement of preferred stock warrants (unaudited)	—	869

Balance at October 31, 2010 (unaudited)	$—	$1,027

The Company’s preferred stock warrants at January 31, 2009 and 2010 and October 31, 2010 (unaudited) are categorized as Level 3. The Company’s preferred stock warrants were classified as Level 3 because they were valued based on unobservable inputs and management’s judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. The Company performs a fair value assessment of the preferred stock warrant inputs annually. These assumptions are inherently subjective and involve significant management judgment. Any change in fair value is recognized as a component of other income (expense), net, on the statements of operations.

At January 31, 2008, the Company held investments in ARS of $6.3 million. The ARS are variable rate debt instruments that have underlying securities with contractual maturities and interest rates that were structured to reset at auction periodically. The ARS failed to settle in auctions beginning in February 2008. Because observable market information was not available to determine the fair value of the Company’s investments in ARS, the Company transferred the ARS from Level 2 to Level 3 as of January 31, 2008. The Company estimated their fair value using valuation models that relied on Level 3 inputs including those that are based on expected cash flow streams and collateral values, assessments of counterparty credit quality, default risk underlying the security, market discount rates and overall capital market liquidity. During the year ended January 31, 2009, the Company redeemed all of the ARS at their carrying value.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are recognized in the statements of operations based on their fair values. The Company recognizes stock-based compensation for awards granted that are expected to vest, on a straight-line basis using the single-option attribution method over the service period of the award, which is generally four years. Because stock-based compensation expenses recognized in the statements of operations are based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rates used for valuing stock-based compensation payments were estimated based on historical experience. The Company estimates the fair value of employee stock options using the Black-Scholes valuation model. The determination of the fair value of a stock-based award is affected by the deemed fair value of the underlying stock price on the

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

grant date, as well as other assumptions including the risk-free interest rate, the estimated volatility of the Company’s stock price over the term of the award, the estimated period of time that the Company expects employees to hold their stock options, and the expected dividend rate.

Preferred Stock Warrant Liability

The Company accounts for freestanding warrants to purchase shares of its redeemable convertible preferred stock as a liability on the balance sheets at fair value. The preferred stock warrants are recorded as a liability because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net, on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the preferred stock warrant liability will be reclassified to redeemable convertible preferred stock.

Cost of Revenue

Cost of revenue consists of the infrastructure costs related to music streaming, maintaining the Company’s service and creating and serving advertisements through third party ad serving technology providers, including the employee costs associated with supporting these functions. The Company makes payments to third-party ad servers for the period the advertising impressions or click-through actions are delivered or occur, and accordingly, the Company records this as a cost of revenue in the related period.

Product Development Expenses

The Company incurs product development expenses consisting of employee compensation, information technology, consulting, facilities-related expenses and costs associated with supporting consumer connected-device manufacturers in implementing its service in their products. The Company incurs product development expenses primarily for improvements to its website and the Pandora app, development of new advertising products and development and enhancement of the Music Genome Project. The Company expenses product development costs as incurred.

Advertising Expenses

Advertising expenses are expensed as incurred. Total advertising expenses incurred were $2.1 million, $3.4 million, $0.6 million, $0.5 million (unaudited), and $1.5 million (unaudited) for the years ended January 31, 2008, 2009, and 2010, and the nine-month periods ended October 31, 2009 and 2010 respectively.

Content Acquisition Costs

Content acquisition costs principally consist of royalties paid for the right to stream music to the Company’s listeners. Royalties are calculated using negotiated rates documented in master royalty agreements and based on usage measures or revenue earned. The performance rights organizations to which royalties are paid have the right to audit the Company’s playlist and payment records.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

in the financial statements or in the Company’s tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the realizability of deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

The Company operates in various tax jurisdictions and is subject to examination by various tax authorities. The Company provides tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company will recognize interest and penalties related to unrecognized tax benefits in the income tax (benefit) provision in the accompanying statement of operations.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, warrants and redeemable convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13 regarding Accounting Standard Codification (“ASC”) Subtopic 605-25, Revenue Recognition – Multiple-element Arrangements. This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price (“BESP”) of individual deliverables in the arrangement in the absence of vendor-specific objective evidence (“VSOE”) or other third-party evidence (“TPE”) of the selling price. The changes under ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

modified subsequent to adoption. The Company will adopt the changes under ASU 2009-13 effective February 1, 2011. Under the previous accounting guidance, the Company treated its multiple element arrangements as a single unit of accounting as the Company generally did not have evidence of fair value for its undelivered elements. Under the new guidance, the Company is required to use BESP when neither VSOE nor TPE are available. As a result, the Company is able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

Effective October 31, 2009, the Company adopted The FASB ASC and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of U.S. GAAP: authoritative and non-authoritative. The FASB ASC became the source of authoritative, non-governmental U.S. GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative U.S. GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. As the ASC was not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s financial statements.

Effective February 1, 2010, the Company adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, the Company adopted this new guidance beginning February 1, 2010, except for the additional Level 3 requirements, which the Company adopted on February 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued an update to ASC Topic 480, Accounting for Redeemable Equity Instruments, related to the adoption of the SEC update as issued in its Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” The SEC, in ASR 268, provides additional clarification on the presentation in the financial statements of equity instruments with certain redemption features which did not have an impact on the Company’s financial statements.

2.    Property and Equipment

Property and equipment consisted of the following:

	As of January 31,
	2009	2010
	(in thousands)
Servers, computers, and other related equipment	$3,760	$2,826
Office furniture and equipment	152	243
Leasehold improvements	83	126

	3,995	3,195
Less accumulated depreciation and amortization	(2,491)	(1,160)

Property and equipment, net	$1,504	$2,035

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Depreciation and amortization expenses totaled $0.9 million, $1.2 million, $1.1 million, $0.8 million (unaudited), and $1.0 million (unaudited) for the years ended January 31, 2008, 2009, and 2010 and the nine-month periods ended October 31, 2009 and 2010, respectively.

3.    Financial Instruments

Cash and cash equivalents consisted of the following:

	As of January 31,		As of October 31,
	2009	2010	2010
			(unaudited)
	(in thousands)
Cash and cash equivalents:
Cash	$1,136	$4,207	$693
U.S. government sponsored entity bonds	—	4,035	—
Money market funds	8,472	7,922	40,089

Total cash and cash equivalents	$9,608	$16,164	$40,782

As of January 31, 2009 and 2010 and October 31, 2010 (unaudited) the cost basis of the Company’s cash and cash equivalents approximated their fair values and as a result no unrealized gains or losses were recorded as of January 31, 2009 and 2010 and October 31, 2010 (unaudited).

4.    Accounts Receivable

Accounts receivable, net consisted of the following:

	As of January 31,		As of October 31,
	2009	2010	2010
			(unaudited)
	(in thousands)
Accounts receivable	$4,379	$19,269	$35,036
Allowance for doubtful accounts	(19)	(36)	(266)

Accounts receivable, net	$4,360	$19,233	$34,770

Bad debt expenses totaled $26,000, $23,000, $166,000, $133,000 (unaudited), and $195,000 (unaudited) for the fiscal years ended January 31, 2008, 2009 and 2010 and the nine-months ended October 31, 2009 and 2010, respectively.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

5.    Commitments and Contingencies

Leases

The Company conducts its operations using leased office facilities in various locations.

The following is a schedule of future minimum lease payments under operating leases as of January 31, 2010:

Fiscal Year Ending January 31,	Operating Leases
(in thousands)
2011	$490
2012	436
2013	569
2014	505
2015	339

Total minimum lease payments	$2,339

The Company leases office space under arrangements expiring through 2015. Rent expenses for the years ended January 31, 2008, 2009 and 2010 and the nine months ended October 31, 2009 and 2010, were $0.4 million, $0.6 million, $0.8 million, $0.5 million (unaudited), and $0.8 million (unaudited), respectively.

For operating leases that include escalation clauses over the term of the lease, tenant improvement reimbursements and rent abatement periods, the Company recognizes rent expenses on the straight-line basis over the lease term including expected renewal periods. The difference between rent expenses and rent payments is recorded as deferred rent in current and long-term liabilities. Deferred rent totaled $0.1 million and $0.1 million (unaudited) as of January 31, 2010 and October 31, 2010. The Company had no deferred rent balance as of January 31, 2009.

Letters of Credit

At January 31, 2010 the Company had an outstanding letter of credit with the Company’s primary commercial bank for approximately $0.3 million. The letter of credit is being used to secure an operating lease for the Company’s headquarters. The Company had no outstanding letters of credit as of January 31, 2008 and 2009.

Litigation

From time to time, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. In addition, the Company may receive letters alleging infringement of patent or other intellectual property rights. The outcomes of these matters are not reasonably estimable. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

While the outcome of these matters cannot be predicted with certainty, the Company does not believe that the outcome of any claims under indemnification arrangements will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

6.    Income Taxes

No provision for income taxes has been made, net of the valuation allowance, due to cumulative losses since the commencement of operations.

The primary differences between income tax expense per the accompanying statement of operations and income tax expenses at statutory rates relates to permanent differences and changes to the valuation allowance.

The major components of deferred tax assets and liabilities were as follows:

	As of January 31,
	2009	2010
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$25,477	$31,220
Tax credit carryforwards	707	912
Allowances and other	340	412
Depreciation and amortization	205	489

Total deferred tax assets	26,729	33,033
Total deferred tax liabilities	(455)	(226)

Valuation allowance	(26,274)	(32,807)

Net deferred tax assets (liabilities)	$—	$—

At January 31, 2010, the Company had federal net operating loss carryforwards of approximately $75.4 million and tax credit carryforwards of approximately $0.4 million. The federal net operating losses and tax credits expire in years beginning in 2020. At January 31, 2010, the Company had state net operating loss carryforwards of approximately $101.2 million which expire in years beginning in 2016. In addition, the Company had state tax credit carryforwards of approximately $0.5 million that do not expire. All of the federal and state net operating losses and credit carryforwards may be subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. An annual loss limitation may result in the expiration or reduced utilization of the net operating losses and tax credits.

During fiscal years 2009 and 2010, the Company maintained a full valuation allowance on its net deferred tax assets. The valuation allowance was determined in accordance with the provisions of ASC 740, Accounting for Income Taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. The history of cumulative losses, along with expected future U.S. losses

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

represented sufficient negative evidence under ASC 740 and accordingly, a full valuation allowance was recorded against all net deferred tax assets. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

At January 31, 2010, unrecognized tax benefits of $0.5 million, if recognized, would not affect the Company’s effective tax rate as the tax benefit would increase a deferred tax asset which is currently offset with a full valuation allowance. The Company does not anticipate that the amount of existing unrecognized tax benefit will significantly increase or decrease within the next 12 months. Accrued interest and penalties related to unrecognized tax benefits are recorded as income tax expenses and are zero.

The Company files income tax returns in the United States, California and other states. Tax years 2000 to 2010 remain subject to examination for U.S. federal and state purposes. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and state purposes. The Company is not currently under examination in federal or state jurisdictions.

7.    Debt Instruments

In March 2006, the Company entered into a loan and security agreement with a financial institution, which agreement was amended in May 2007. The loan and security agreement provided for a term loan of $2.0 million, a revolving line of credit of up to the lesser of $4.0 million and 80% of eligible accounts and an equipment financing line of $2.5 million. The Company’s obligations with respect to this agreement were repaid during the fiscal year ended January 31, 2009 and the agreement was terminated.

In December 2008, the Company entered into a credit facility with a financial institution. The amount of borrowings available under the credit facility was based on the Company’s monthly accounts receivable balance and amounts borrowed were collateralized by the Company’s personal property. The credit facility bore an interest rate of 3.5% plus the greater of the financial institution’s prime rate and 4.0%. In September 2009, the terms of the credit facility were amended and the financial institution provided a $10.0 million revolving line of credit. The amended credit facility bears an interest rate of the greater of the financial institution’s prime rate plus 0.5% and 4.5% per annum. As of January 31, 2010, the interest rate was 4.5%. In February 2011, the credit facility was extended to June 2011. As of January 31, 2009 and 2010, the Company’s outstanding balance due under the credit facility was $3.0 million and $3.5 million, respectively. As of January 31, 2010, the Company had $6.5 million of available borrowing under the credit facility. The collateral for the amended credit facility consists of all Company personal and intellectual property other than property securing the equipment financing line described below. The credit facility contains customary events of default, conditions to borrowing and covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions, incur debt, incur liens and make distribution to stockholders. The credit facility also includes certain financial covenants, such as maintenance of an asset coverage ratio of 1.75 to 1 or a cash and cash equivalents balance of $10.0 million. In the event of a default, the financial institution may accelerate amounts outstanding, terminate the credit facility and foreclose on collateral. As of January 31, 2009, the Company was in violation of a requirement to cure payment defaults to SoundExchange no later than January 31, 2009. The financial institution waived the covenant and required the Company to cure payments by a July 31, 2009 deadline, which the Company met. As of July 31, 2010, the Company was in violation of a requirement to provide audited financial statements to the financial institution within 180 days of the Company’s fiscal year-end. The financial institution waived the covenant requiring audited financial statements until February 15, 2011.

In September 2009, the Company entered into a $2.0 million equipment financing line with a financial institution. Each draw on the equipment financing line bears interest at the rate of 9.0% per annum and matures

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

in 36 months. For the first six months after each advance, the Company is required to pay interest only, after which the Company is required to make 30 equal monthly payments of interest and principal. As of January 31, 2010, the Company had $1.15 million of remaining capacity available under the line. The collateral for the equipment financing line consists of all equipment purchased under the agreement by the Company. The equipment financing line contains customary events of default, conditions of borrowing and covenants. In the event of a default, the financial institution may accelerate amounts outstanding, terminate the financing line and foreclose on collateral. As of July 31, 2010, the Company was in violation of a requirement to provide audited financial statements to the financial institution within 180 days of the Company’s fiscal year-end. The financial institution waived the covenant requiring audited financial statements until March 31, 2011. In connection with this equipment financing agreement, the Company issued two warrants to acquire a total of 154,938 shares of Series F at an exercise price of $0.77 per share. See note 11 – Preferred Stock Warrants for additional information.

The components of long-term debt as of January 31, 2010 were as follows:

Future Debt Payments
(in thousands)
Equipment financing agreement (9% per annum)	$850
Credit facility agreement (0.5% above the prime rate per annum)	3,500
Unamortized debt discount	(10)

Total debt obligations	4,340

Current portion of long-term debt	(245)

Total long term debt obligation	$4,095

Future contractual maturities of the long-term debt at January 31, 2010 were as follows:

Future Debt Payments
Fiscal Year Ended January 31,	(in thousands)
2011	$245
2012	3,830
2013	265

Total future debt payments	$4,340

As of October 31, 2010, the Company had increased its borrowing under both the credit facility and equipment financing line (unaudited). Under the credit facility the Company increased its borrowing to $6.0 million (unaudited). The balance is due June 2011. During the nine months ended October 31, 2010, the Company had drawn $1.8 million (unaudited) on the equipment financing line with the latest draw maturing in September 2013.

8.    Stock-based Compensation Plans and Awards

Stock Option Plans

In February 2000, the board of directors of the Company adopted the 2000 Stock Incentive Plan, as amended (the “2000 Plan”). In March 2004, the board of directors of the Company adopted the 2004 Stock Option Plan (the “2004 Plan”), which provides for the issuance of incentive and non-statutory options to

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

employees and nonemployees of the Company (collectively, the “Plans”). The Plans are administered by the compensation committee of the board of directors of the Company (the “Plan Administrator”).

Under both of the Plans, the Plan Administrator determines various terms and conditions of option and restricted stock grants, including option expiration dates (generally ten years from the date of grant), vesting terms (generally over a four-year period, with 25% vesting at the end of the first year and the balance vesting ratably on a monthly basis over the remaining period), and payment terms. The Plans provide for stock option grants at an exercise price as determined by the Plan Administrator, but in the case of incentive stock options, no less than 100% of the fair market value of the common stock subject to the option on the date of grant and 110% for owners of 10% or more of the Company’s common stock.

Given the absence of a public trading market, the Company’s board of directors considered numerous objective and subjective factors to determine the fair market value of its common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to; (i) contemporaneous valuations of common stock; (ii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; (v) recent issuances of redeemable convertible preferred stock; (vi) the likelihood of achieving a liquidity event, such as an initial public offering, or sale of the Company, given prevailing market conditions and (vii) secondary transactions in the Company’s common and preferred stock. These determinations of fair market value were used for purposes of determining the Black-Scholes fair value of the Company’s stock option awards and related stock-based compensation expenses.

Additionally, certain of the Company’s option agreements provide the right to exercise those options before they are vested. The Company has a right to repurchase any unvested shares at a repurchase price equal to the exercise price during the 90-day period following the termination of an individual’s service with the Company for any reason. In addition, the Company has a right of first refusal in favor of the Company pursuant to which the individual will be required to offer shares to the Company before selling or transferring them to any third party, prior to the date on which the common stock becomes a publicly traded company and equal to the exercise price on such terms and subject to such conditions as is reflected in the applicable option agreement or restricted stock purchase agreement.

Valuation of Awards

The per-share fair value of each stock option was determined on the date of grant using the Black-Scholes option pricing model using the following assumptions:

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
	2008	2009	2010	2010
				(unaudited)
Expected life (in years)	5.84 - 6.08	6.02 - 6.08	5.73 - 6.15	6.01 - 6.06
Risk-free interest rate	3.01% - 5.01%	1.79% - 3.67%	2.51% - 2.81%	1.45% - 2.89%
Expected volatility	64%	49% - 55%	56% - 60%	57% - 60%
Expected dividend yield	0%	0%	0%	0%

The expected term of stock options granted represents the weighted average period that the stock options are expected to remain outstanding. The Company determined the expected term assumption based on the Company’s historical exercise behavior combined with estimates of the post-vesting holding period. Expected volatility is based on historical volatility of peer companies in the Company’s industry that have similar vesting and contractual terms. The risk free interest rate is based on the implied yield currently available on U.S.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Treasury issues with terms approximately equal to the expected life of the option. The Company currently has no history or expectation of paying cash dividends on its common stock.

Common Stock

The Company had reserved the following number of shares of common stock as of January 31, 2010, for the potential conversion of outstanding redeemable convertible preferred stock, the exercise of warrants on redeemable convertible preferred stock and the exercise of stock options:

Outstanding stock options	31,387,593
Reserved for future option grants	7,018,601

Total reserved for stock option exercises		38,406,194

Warrants to purchase redeemable convertible preferred stock (As adjusted for anti-dilution effect of Series F)		589,172

Redeemable convertible preferred stock:
Series A	375,000
Series B	24,735,429
Series C	23,884,315
Series D (as adjusted for anti-dilution effect of Series F)	24,011,055
Series E (as adjusted for anti-dilution effect of Series F)	10,201,887
Series F	45,833,082
Total common stock reserved for future issuances		129,040,768

		168,036,134

The Company has the option to settle accrued dividends on the redeemable convertible preferred stock in cash or shares of common stock. The table above excludes 108,168,641 shares of common stock that would be issued if the Company were to settle these dividends in shares of common stock.

Each share of common stock has the right to one vote per share. The holders of common stock are also entitled to receive dividends as and when declared by the board of directors of the Company, whenever funds are legally available. These rights are subordinate to the dividend rights of holders of all classes of stock outstanding at the time.

Early Exercise Liability. In connection with the early exercise of stock options, the Company has the right, but not the obligation, to repurchase unvested shares of common stock upon termination of the individual’s service to the Company at the original purchase price per share. During the fiscal year ended January 31, 2008, employees early exercised a total of 121,044 shares of common stock, subject to these terms. During the fiscal years ended January 31, 2009 and 2010 there were no early exercises. During the nine months ended October 31, 2010, an employee early exercised a total of 200,000 shares of common stock, subject to these terms.

As of January 31, 2009 and 2010, and October 31, 2010 176,042, 51,042, and 204,686 (unaudited) unvested restricted shares, respectively, of common stock were subject to repurchase. Repurchase rights with respect to the 204,686 restricted shares outstanding as of October 31, 2010 will expire ratably between October 31, 2010 and January 31, 2012.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Stock Options. Stock option activity during the years ended January 31, 2008, 2009 and 2010 and October 31, 2010 (unaudited) was as follows:

	Options Outstanding
	Shares Available for Grant	Outstanding Stock Options	Weighted-Average Exercise Price	Aggregate(1) Intrinsic Value
	(in thousands, except per share data)
Balance as of January 31, 2007	1,935,223	18,577,987	$0.10	$4,482

Granted	(1,361,500)	1,361,500	0.34
Exercised	—	(1,527,782)	0.07
Cancelled	411,709	(411,709)	0.18

Balance as of January 31, 2008	985,432	17,999,996	$0.12	$4,006

Additional shares authorized	4,000,000
Granted	(1,595,500)	1,595,500	0.50
Exercised	—	(298,297)	0.14
Cancelled	589,974	(589,974)	0.34

Balance as of January 31, 2009	3,979,906	18,707,225	$0.14	$7,205

Additional shares authorized	16,793,255
Granted	(14,104,119)	14,104,119	0.16
Exercised	—	(1,074,192)	0.11
Cancelled	349,559	(349,559)	0.32

Balance as of January 31, 2010	7,018,601	31,387,593	$0.15	$1,656

Additional shares authorized (unaudited)	7,500,000
Granted (unaudited)	(6,431,000)	6,431,000	1.82
Exercised (unaudited)	—	(5,246,325)	0.11
Cancelled (unaudited)	159,876	(159,876)	0.47

Balance as of October 31, 2010 (unaudited)	8,247,477	32,412,392	$0.49	$85,912

(1)	Amounts represent the difference between the exercise price and the fair value of common stock at each period end for all in the money options outstanding based on the fair value per share of common stock of, $0.34, $0.53, $0.17 and $3.14 as of January 31, 2008, 2009 and 2010, and the nine months ended October 31, 2010, respectively.

Aggregate intrinsic value of options exercisable as of January 31, 2010 was $1.5 million based on a fair value of $0.17 per share. Aggregate intrinsic value of options vested and expected to vest as of January 31, 2010 was $1.6 million with a weighted average exercise price of $0.15.

Options to Non-Employees. The per-share fair value of stock options granted to non-employees is determined on the date of grant using the Black-Scholes option pricing model with the same assumptions as those used for employee awards with the exception of expected term. The expected term for performance-based and non-employee awards is the contractual term of 10 years.

As of January 31, 2008, 2009 and 2010 and October 31, 2010 (unaudited), respectively, a total of 920,740, 1,137,079, 406,595 and 713,214 common stock options, issued to non-employees were vested and outstanding.

During the years ended January 31, 2008, 2009 and 2010, the Company recorded $98,000, $97,000 and $3,000, respectively, in stock-based compensation expenses related to stock option grants made to non-employees. As of January 31, 2010, all compensation cost related to non-employee awards had been recognized.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Stock-based Compensation Expenses

The weighted-average fair value of stock option grants made during the fiscal years ended January 31, 2008, 2009, and 2010 was $0.21, $0.26 and $0.09 per share, respectively. As of January 31, 2010, total compensation cost related to stock options granted, but not yet recognized, was $1.3 million which the Company expects to recognize over a weighted-average period of approximately three years.

The intrinsic value of options exercised during the years ended January 31, 2008, 2009 and 2010 and the nine-months ended October 31, 2009 and 2010 was $412,000, $93,000, $89,000, $75,000 (unaudited), and $4.7 million (unaudited), respectively. The total fair value of shares vested during the years ended January 31, 2008, 2009 and 2010 was $239,000, $217,000, and $440,000, respectively.

Stock-based compensation expenses related to all employee and non-employee stock-based awards was as follows:

	Fiscal Year Ended January 31,			Nine Months ended October 31
	2008	2009	2010	2009	2010
				(unaudited)
	(in thousands)
Stock-based compensation expenses:
Cost of revenue	$10	$14	$18	$13	$46
Product development	44	54	125	73	212
Marketing and sales	158	188	225	152	342
General and administrative	71	77	109	83	346

Total stock-based compensation, recorded in costs and expenses	$283	$333	$477	$321	$946

9.    Redeemable Convertible Preferred Stock

Redeemable Convertible Series E Preferred Stock

During the fiscal year ended January 31, 2009 the Company issued convertible notes payable aggregating $14.5 million, which were converted into shares of redeemable convertible preferred stock at $1.7007 per share upon consummation of the Company’s next round of preferred stock financing. On January 16, 2009, the promissory notes aggregating approximately $14.5 million net of issuance costs of approximately $0.2 million were converted into 8,639,737 shares of Series E redeemable convertible preferred stock (“Series E”).

Redeemable Convertible Series F Preferred Stock

During the fiscal year ended January 31, 2010, the Company issued 45,833,082 shares of Series F redeemable convertible preferred stock (“Series F”) for approximately $34.1 million of cash, net of issuance costs of approximately $1.4 million.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Redeemable convertible preferred stock was as follows as of January 31, 2010:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference	Accumulated Dividends	Cumulative Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	375,000	375,000	$1,500	$1,500	$—	$1,500
Series B	24,921,303	24,735,429	10,320	9,315	4,323	13,638
Series C	24,060,786	23,884,315	13,528	12,181	4,073	16,254
Series D	21,878,271	21,812,963	27,711	25,050	7,179	32,229
Series E	8,639,737	8,639,737	15,865	14,694	1,223	15,917
Series F	46,500,000	45,833,082	35,882	35,498	1,580	37,078

	126,375,097	125,280,526	$104,806	$98,238	$18,378	$116,616

The following is a summary of the rights and preferences of the classes of redeemable convertible preferred stock as of January 31, 2010:

Dividends. The holders of shares of the Company’s redeemable convertible preferred stock are entitled to receive dividends at the rate of $0.03, $0.04, $0.092, $0.136, and $0.06196 per year on each outstanding share of Series B redeemable convertible preferred stock (“Series B”), Series C redeemable convertible preferred stock (“Series C”), Series D, Series E, and Series F, respectively (as adjusted for any stock dividends, combinations or splits with respect to such shares). Such dividends are cumulative, meaning they accrue, until paid, from the date of issuance of each round of shares, whether or not declared. If a conversion of redeemable convertible preferred stock is converted to common stock, all accrued but unpaid dividends on the shares converted shall be paid in full. At the Company’s election, such dividends may be paid either in cash or by issuance of shares of common stock based upon the fair market value as of the conversion date. If a dividend is paid on any share of common stock, all preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted to common stock basis).

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Company’s outstanding redeemable convertible preferred stock are entitled to receive out of the proceeds of such liquidation the greater of their stated liquidation preference and the amount such holders would have received had they converted their preferred stock into common stock immediately prior to such dissolution. For each series of redeemable convertible preferred stock, the stated liquidation preference per share is equal to the original issue price plus accrued but unpaid dividends. The per share and aggregate liquidation preferences of each series of redeemable convertible preferred stock as of January 31, 2010 is summarized above. Among the holders of redeemable convertible preferred stock such proceeds shall be distributed in the following order: (i) first, to holders of Series F; (ii) second, to holders of Series E; (iii) third, to holders of Series D; (iv) fourth, to holders of Series C; (v) fifth, to holders of Series B; and (vi) sixth, to holders of Series A redeemable convertible preferred stock (“Series A”). If the assets available for distribution are insufficient to make the full distributions to the holders of redeemable convertible preferred stock, the remaining assets will be distributed among the holders of the respective series for which distribution of the full preference was not made in proportion to the full preference to which such holders would otherwise be entitled.

After payment of the foregoing liquidation preferences in full, any remaining assets will be distributed among the holders of common stock pro rata, based on the number of shares of common stock held by each.

A liquidation or winding up of the Company, a greater than 50% change in control or a sale of substantially all of the Company’s assets would constitute a redemption event.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Conversion Rights. Each share of redeemable convertible preferred stock is convertible, at the option of its holder, into the number of fully paid and non-assessable shares of common stock which result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion. The following table sets forth the original issue price, conversion price and conversion rate per share in effect for each series of redeemable convertible preferred stock as of January 31, 2010:

	Issue Price	Conversion Price	Conversion Rate
Series A	$4.0000	$4.0000	1:1
Series B	0.3766	0.3766	1:1
Series C	0.5100	0.5100	1:1
Series D	1.14840	1.04327	1.1008:1
Series E	1.70070	1.44028	1.1808:1
Series F	0.7745	0.7745	1:1

The conversion price of each series of redeemable convertible preferred stock, which was initially set at an amount equal to the issue price, is subject to adjustment for stock dividends, stock splits, recapitalization and upon the occurrence of certain triggering events related to anti-dilution protection rights. The conversion prices for the Series D and Series E shares were reduced at the time the Series F was issued because the Series F shares were issued at a lower price than the Series D and Series E conversion prices that were applicable at the time of the Series F issuance. Upon the adjustment of the Series D and Series E conversion prices a deemed dividend was recorded to increase the carrying value of the Series D and Series E based upon the value of the incremental common shares to which the Series D and Series E holders are entitled upon conversion.

All shares of redeemable convertible preferred stock automatically convert to common stock at the then-effective conversion price upon the sale of the Company’s common stock in a public offering at a price of not less than $1.93625 per share (as adjusted for stock splits, combinations or the like) and which results in net cash proceeds to the Company of at least $25.0 million (a “Qualified IPO”). Each series of redeemable convertible preferred stock automatically converts to common stock at its then-effective conversion price upon the vote of a majority of such series, voting as a separate class; provided, that with respect to the Series D, (i) conversion upon the vote of a majority is conditioned upon all shares of Series A, Series B and Series C being similarly converted and (ii) if such conversion is effected in connection with (x) a liquidation transaction in which the price per share received by the holders of the Series D is less than $1.1484 per share (as adjusted for stock splits, combinations or the like) or (y) a public offering of common stock that is not a Qualified IPO, then the approval of the holders of at least 66-2/3% of the then outstanding shares of the Series D shall be required for such conversion. In addition, all shares of Series A, Series B and Series C automatically convert to common stock at the then-effective conversion price upon the vote of the holders of at least 60% of the then outstanding shares of Series A, Series B, and Series C, voting together as a single class on an as-if converted to common stock basis.

Redemption Rights. The Company’s Series F is redeemable at any time after the fifth anniversary of the date upon which any shares of Series F were first issued upon the request of a majority of the then outstanding shares of Series F for an amount equal to $0.7745 per share plus interest at a rate of 8% compounded annually from the Series F date of initial issuance. The Series E stock is redeemable at any time after the redemption of the Series F stock upon the request of a majority of the then outstanding shares of Series E for an amount equal to $1.7007 per share plus interest at a rate of 6% compounded annually from the Series F date of initial issuance. The Series D is redeemable at any time after the redemption of the Series E stock upon the request of a majority of the then outstanding shares of Series D for an amount equal to $1.1484 per share plus interest at a rate of 6% compounded annually from the Series F date of initial issuance. The Series C is redeemable at any time after the redemption of the Series D upon the request of a majority of the then outstanding shares of Series C for an amount equal to

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

$0.51 per share plus interest at a rate of 6% compounded annually from the Series F date of initial issuance. The Series B is redeemable at any time after the redemption of the Series C upon the request of a majority of the then outstanding shares of Series B for an amount equal to $0.3766 per share plus interest at a rate of 6% compounded annually from the Series F date of initial issuance. The Series A is redeemable at any time after the redemption of the Series B upon the request of a majority of the then outstanding shares of Series A for an amount equal to $4.00 per share.

As the redemption events described above are not solely within the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in the January 31, 2009, and 2010 and October 31, 2010 (unaudited) balance sheets.

Voting Rights. Each share of Series A, Series B, Series C, Series D, Series E, and Series F is entitled to one vote for each share of common stock into which such share of preferred stock is convertible on the record date for any vote, or effective date of any written consent, as applicable.

Redeemable Convertible Series G Preferred Stock (unaudited)

In May 2010, the Company issued 8,129,338 shares of Series G redeemable convertible preferred stock (“Series G”) for approximately $22.2 million in cash, net of issuance costs of approximately $44,000 for a price of $2.737 per share. The terms and provision of Series G are substantially similar to the terms of the redeemable convertible preferred stock as discussed in this note and subsequent to the Series G issuance all series of preferred stock are redeemable at the option of the holders five years after the original issuance date of Series G.

Rights and Preferences of Series G. The Company’s Series G is redeemable at any time after the fifth anniversary of the date upon which any shares of Series G were first issued upon the request of a majority of the then outstanding shares of Series G for an amount equal to $2.737 per share (unaudited) plus interest at a rate of 8% (unaudited) compounded annually from the Series G date of initial issuance. The conversion right per share of Series G is 1: 1. The holders of shares of Series G are entitled to receive dividends at the rate of $0.219 per year on each outstanding share of Series G and have a liquidation preference that is pari passu with the holders of Series F and in priority to the holders of Series E, Series D, Series C, Series B and Series A. The other rights and preferences of the Series G are substantially similar to the terms of the series of redeemable convertible preferred stock summarized above.

Accretion of Redeemable Convertible Preferred Stock

Stock issuance costs are being accreted via a charge to accumulated deficit over the period from the date of issuance of the redeemable convertible preferred stock to the date at which the redeemable convertible preferred stock becomes redeemable at the option of the holders of the redeemable convertible preferred stock.

The dividends on redeemable convertible preferred stock reflected in the statements of redeemable convertible preferred stock and stockholders’ deficit represent accretion of the redemption value of the redeemable convertible preferred stock using the interest method. The holders of the Series B, C, D, E and F are entitled to receive a per share redemption amount plus interest calculated from the issuance date of the latest round of redeemable convertible preferred stock. As of January 31, 2008 the Company recorded preferred stock dividends on Series B, Series C and Series D for interest calculated from the Series D issuance date in June 2006. As of January 31, 2009 the accrued dividends on Series B, Series C, Series D and Series E represent interest earned from the Series E issuance in January 2009. The decrease in accrued dividends from January 31, 2008 to January 31, 2009 is reflected as “Reversals of dividends on redeemable convertible preferred stock.” As of January 31, 2010 the accrued dividends on Series B, Series C, Series D, Series E and Series F represent interest earned from the issuance of Series F shares in July 2009.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The holders of Series B, Series C, Series D, Series E and Series F are entitled to receive cumulative dividends in the event of conversion into common stock or liquidation of the Company. The dividends are payable in cash or shares of common stock, at the option of the Company. As of January 31, 2008 and January 31, 2010, the Company did not have a sufficient number of authorized but unissued common shares to pay the cumulative dividends in common stock. The Company recorded additional preferred stock dividends incremental to the dividends recorded for accretion of the redemption value of the redeemable convertible preferred stock described above for the portion of the cumulative dividends for which a sufficient number of authorized and unissued common shares did not exist. The Company recorded incremental preferred stock dividends of $0.3 million during the year ended January 31, 2008 and $2.9 million during the year ended January 31, 2010, which represents the portion of the cumulative dividends accrued during the year that the Company would have been required to pay in cash if all of the redeemable convertible preferred stock was converted on January 31, 2008 and January 31, 2010, respectively.

10.    Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, convertible preferred warrants and redeemable convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table sets forth the computation of historical basic and diluted net loss per share.

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
Numerator	2008	2009	2010	2009	2010
	(in thousands)
				(unaudited)
Net loss	$(13,988)	$(28,228)	$(16,753)	$(18,637)	$(328)
Deemed dividend on Series D and Series E	—	—	(1,443)	(1,443)	—
Accretion of redeemable convertible preferred stock	(58)	(58)	(218)	(134)	(228)
Increase in cumulative dividends payable upon conversion or liquidation of redeemable convertible preferred stock	(3,705)	(3,751)	(6,461)	(4,514)	(6,575)

Net loss attributable to common stockholders	$(17,751)	$(32,037)	$(24,875)	$(24,728)	$(7,131)

	Fiscal Year Ended January 31,			Nine Months Ended October 31,
Denominator	2008	2009	2010	2009	2010
	(in thousands, except per share data)
				(unaudited)
Weighted-average common shares outstanding used in computing basic and diluted net loss per share (in thousands)	4,671	5,881	6,482	6,280	10,137

Net loss per share, basic and diluted	$(3.80)	$(5.45)	$(3.84)	$(3.94)	$(0.70)

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Net loss is increased by the cumulative dividends payable upon conversion or liquidation of redeemable convertible preferred shares earned each year to arrive at net loss attributable to common stockholders. The amount of redeemable convertible preferred stock dividends recorded on the statement of redeemable convertible preferred stock and stockholders’ deficit as an increase in the carrying value of the Company’s redeemable convertible preferred stock for the fiscal year ended January 31, 2008 reflects the accretion of the redemption value of the redeemable convertible preferred stock during the year plus the incremental dividends recorded for the portion of the cumulative dividends for which the Company did not have sufficient authorized shares of common stock while the amount of dividends reflected in the net loss per share calculation above represents the total increase in cumulative dividends during the fiscal year ended January 31, 2008.

The reversal of dividends on redeemable convertible preferred stock recorded on the statement of redeemable convertible preferred stock and shareholders’ deficit for the fiscal year ended January 31, 2009 reflects the reversal of previously recorded accretion of the redemption value of the redeemable convertible preferred stock in connection with the issuance of Series E and the reversal of previously recorded incremental dividends recorded for the portion of the cumulative dividends for which the Company did not have sufficient authorized shares of common stock as of January 31, 2008 while the amount of dividends reflected in the earnings per share calculation above represents the total increase in cumulative dividends during the fiscal year ended January 31, 2009.

The reversal of dividends on redeemable convertible preferred stock recorded on the statement of redeemable convertible preferred stock and shareholders’ deficit for the nine months ended October 31, 2010 (unaudited) reflects the reversal of previously recorded accretion of the redemption value of the redeemable convertible preferred stock in connection with the issuance of Series G and the reversal of previously recorded incremental dividends recorded for the portion of the cumulative dividends for which the Company did not have sufficient authorized shares of common stock as of January 31, 2010 while the amount of dividends reflected in the net loss per share calculation above represents the total increase in cumulative dividends during the nine months ended October 31, 2010 (unaudited).

The following potential common shares outstanding were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive:

	As of January 31,			As of October 31
	2008	2009	2010	2009	2010
	(in thousands)
				(unaudited)
Options to purchase common stock	18,000	18,707	31,388	30,913	32,412
Warrants to purchase convertible preferred stock	428	428	589	589	403
Convertible preferred stock	70,808	79,447	129,041	129,041	137,295

Total common stock equivalents	89,236	98,582	161,018	160,543	170,110

Unaudited Pro Forma Net (Loss) Income per Share

Pro forma basic and diluted net (loss) income per share were computed to give effect to the conversion of the Series A, Series B, Series C, Series D, Series E, Series G (unaudited) and certain preferred stock warrants using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The following table presents the calculation of basic and diluted pro forma basic and diluted net (loss) income per share (in thousands):

	Fiscal Year Ended January 31, 2010	Nine Months Ended October 31, 2010
		(unaudited)
Numerator
Net loss as reported	$(16,753)	$(328)
Add: Change in fair value of preferred warrant liability	239	869

Pro forma net (loss) income	$(16,514)	$541

Denominator (in thousands)
Shares used in computing basic and diluted net loss per share	6,482	10,137
Adjustment for assumed conversion of redeemable convertible preferred stock	107,170	133,942
Effect of potentially dilutive securities:
Employee stock options	—	12,507

Shares used in computing basic and diluted pro forma net loss	113,652	156,586

Pro forma net (loss) income per share–basic and diluted	$(0.15)	$0.00

The above table does not include the conversion of dividends on redeemable convertible preferred stock which are payable at the option of the Company in either shares of common stock or in cash. If these dividends were converted into shares of common stock, as of January 31, 2010 the Company would issue an additional 108,169 shares of common stock assuming a fair value of $0.17 per share, and as of October 31, 2010 the Company would issue an additional 7,954 shares of common stock assuming a fair value of $3.14 per share.

11.    Preferred Stock Warrants

In March 2004, the Company issued a warrant to purchase 185,874 shares of Series B at an exercise price of $0.3766 per share in exchange for services. The Company valued the warrant using the enterprise value option pricing model and recorded the fair value of the warrant as an expense on the date of issuance. The warrant is fully vested and exercisable through six years from the issue date. These warrants were outstanding as of January 31, 2008, 2009 and 2010, and in April of 2010, the warrant to purchase 185,874 shares of Series B stock was exercised (unaudited). The warrant was net settled via a cashless exercise in accordance with its contractual terms, resulting in the issuance of 124,470 shares of Series B (unaudited).

In connection with the Company’s entry into a loan and security agreement with a bank in March 2006 described in Note 7—Debt Instruments, the Company issued a warrant for the purchase of 176,471 shares of Series C at an exercise price of $0.51 per share. In connection with the amendment of the loan and security agreement in May 2007, the Company issued a warrant for the purchase of 65,308 shares of Series D at an exercise price of $1.15 per share. The Company valued the warrants using an enterprise value option pricing model. On the dates of issuance the fair values of the Series C and Series D warrants were determined to be $43,000 and $7,000 which was recorded as a debt discount and is being amortized to interest expense over the term of the loan agreements. The warrants are fully vested and exercisable through seven and six years, for Series C and D, respectively, from the issue dates. These warrants were outstanding as of January 31, 2009 and 2010, and October 31, 2010 (unaudited). The interest expenses recorded in connection with these warrants for the years ended January 31, 2008, 2009, 2010 and the nine month periods ended October 31, 2009 and 2010 were $17,000, $19,000, $0, $0 (unaudited) and $0 (unaudited), respectively.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

In September 2009, in connection with the entry into the equipment financing line described in note 7 – Debt Instruments, the Company issued two warrants. Each of the warrants is for the purchase 77,469 shares of Series F at an exercise price of $0.77 per share. The Company valued the warrants using an enterprise value option pricing model. On the date of issuance the fair value of the warrants was determined to be $12,000, which was recorded as a debt discount and is being amortized to interest expense over the term of the equipment loan and security agreement. The warrant is fully vested and exercisable through seven years from the issue date. These warrants were outstanding as of January 31, 2010 and October 31, 2010 (unaudited). The Company recorded $2,000 and $3,000 (unaudited) of interest expense in connection with these warrants during the year ended January 31, 2010 and the nine months ended October 31, 2010, respectively.

The Company records the warrants as a liability at the initial grant date fair value and thereafter records gains and losses arising from the change in the fair value of the warrants as a component of other income (expense), in the statement of operations. The Company recorded gains (losses) of ($9,000), $50,000, ($239,000), $11,000 (unaudited) and $869,000 (unaudited) arising from the revaluation of the convertible preferred stock warrant liability for the years ended January 31, 2008, 2009 and 2010 and the nine months ended October 31, 2009 and 2010, respectively. Significant terms and fair value of warrants to purchase redeemable convertible preferred stock are as follows:

	Expiration Date	Exercise Price	Shares as of January 31,			Fair Value as of January 31,
Preferred Stock Warrants			2008	2009	2010	2008	2009	2010
						(in thousands)
Series B	3/18/2010	$0.38	185,874	185,874	185,874	$51	$24	$108
Series C	2/1/2013	0.51	176,471	176,471	176,471	41	20	95
Series D	5/4/2013	1.15	65,308	65,308	65,308	7	5	27
Series F	9/4/2016	0.77	—	—	77,469	—	—	35
Series F	9/4/2016	0.77	—	—	77,469	—	—	35

			427,653	427,653	582,591	$99	$49	$300

	Expiration Date	Exercise Price	Shares as of October 31,		Fair Value as of October 31,
Preferred Stock Warrants			2009	2010	2009	2010
	(unaudited)
					(in thousands)
Series B	3/18/2010	$0.38	185,874	—	$19	—
Series C	2/1/2013	0.51	176,471	176,471	16	482
Series D	5/4/2013	1.15	65,308	65,308	3	153
Series F	9/4/2016	0.77	77,469	77,469	6	196
Series F	9/4/2016	0.77	77,469	77,469	6	196

			582,591	396,717	$50	$1,027

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The fair value of the preferred stock warrant liability was estimated using an enterprise value option pricing model. The following assumptions were used in valuing the preferred stock warrant liability in the years ended January 31, 2008, 2009 and 2010, and the nine months ended October 31, 2009 and 2010 (unaudited):

	January 31,			Nine Months Ended October 31,
	2008	2009	2010	2009	2010
				(unaudited)
Expected life (in years)	2.50	3.75	2.00	3.17	1.50
Risk-free interest rate	1.87%	1.31%	0.86%	1.46%	0.31%
Expected volatility	45%	57%	65%	60%	60%
Expected dividend yield	0%	0%	0%	0%	0%

12.    401(k) Plan

The Company’s 401(k) plan, which covers all employees meeting certain eligibility requirements, is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the IRC. Eligible employees may defer up to 100% of their eligible compensation up to the annual maximum as determined by the IRS. The Company’s contributions to the plan are discretionary. The Company has not made any contributions to the plan to date.

13.    Subsequent Events (unaudited)

Stock Options

During the period from November 1, 2010 to February 11, 2011, the Company granted stock options to purchase 3,296,500 shares of common stock with a weighted average exercise price of $3.14 per share, (unaudited).

Engagement of Family Members

Effective January 26, 2011, the Company entered into a consulting arrangement with Brian Steel, the husband of Jessica Steel, one of the Company’s executive officers, pursuant to which Mr. Steel will provide consulting services to the Company for a period of four years and pursuant to which the Company granted Mr. Steel options to purchase 40,000 shares of its common stock, to vest over four years at a rate of 1/48th per month. After consideration of all relevant facts and circumstances, including the commercial reasonableness of the consulting arrangement, the grant of options to Mr. Steel and Jessica Steel’s direct or indirect interest therein, the audit committee of the board of directors approved the consulting arrangement.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Operating Leases

Subsequent to January 31, 2010, the Company amended the operating lease agreement for its corporate headquarters to increase both the leased space and the term of the lease, which required monthly lease payments through September 2017. In addition, subsequent to January 31, 2010 the Company entered into new operating leases for New York, Los Angeles and Chicago. The following table is a schedule of future minimum lease payments under operating leases as of February 11, 2011 (in thousands):

Operating Leases
Fiscal Year Ending January 31,
2012	$1,848
2013	2,202
2014	2,178
2015	2,237
All future years	6,244

Total minimum lease payments	$14,709

Sale of Stock to Certain Members of the Board of Directors

In January 2011 the Company elected two new members to the board of directors, Peter Chernin and Barry McCarthy. These board members were each issued options to purchase 250,000 shares of common stock, which each director immediately early exercised. Each of these members also entered into an arrangement to purchase shares of common stock at the then fair value of $3.14 a share. A total of 1,210,191 shares in the amount of $3.8 million were purchased.

PANDORA

internet radio

Anytime. Anywhere.

PANDORA®

internet radio

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The expenses, other than underwriting commissions, we expect to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Amount To Be Paid
Securities and Exchange Commission Registration fee		$11,610
FINRA Filing fee		10,500
Listing fee		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the Delaware General Corporation Law. Section 145(e) of the Delaware General Corporation Law further provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our certificate of incorporation that will be in effect upon the closing of this offering will provide that we will indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws that will be in effect upon the closing of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our certificate of incorporation that will be in effect upon the closing of this offering will provide that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the Delaware General Corporation Law, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our certificate of incorporation.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our certificate of incorporation or bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

On December 28, 2010, we issued common stock, redeemable convertible preferred stock, options to purchase common stock and warrants to purchase redeemable convertible preferred stock to stockholders, option holders and warrant holders of Pandora Media, Inc., a California corporation and our sole stockholder, in connection with our reincorporation in Delaware. Such transaction was not a “sale” within the meaning of Section 2(3) of the Securities Act because it fit within the exemption under Rule 145(a)(2) of the Securities Act. The following sets forth information regarding all securities sold by our California predecessor since February 1, 2008 through the date of such reincorporation and all securities sold by us since such reincorporation, in each case, without registration under the Securities Act. For purposes of the discussion below, “we” refers to both us and our California predecessor.

1.	On January 27, 2011, we issued 1,210,191 shares of our common stock for aggregate consideration for aggregate consideration of $3,799,999.74 to accredited investors.

2.	On July 21, 2010, we issued 50,000 shares of common stock as compensation to a consultant pursuant to our obligations under an engagement letter.

3.	On May 10, 2010, we sold and issued 8,129,338 shares of Series G redeemable convertible preferred stock for aggregate consideration of $22,249,998.15 to accredited investors.

4.	On March 18, 2010, we issued 124,470 shares of Series B redeemable convertible preferred stock at a purchase price of $0.3766 per share to an accredited investor pursuant to our obligations under a warrant agreement.

5.	Between July 9, 2009 and October 20, 2009, we sold and issued 45,833,082 shares of Series F redeemable convertible preferred stock for aggregate consideration of $35,497,722.09 to accredited investors.

6.	On September 4, 2009, we issued a warrant to purchase 154,938 shares of Series F redeemable convertible preferred stock for an aggregate exercise price of $119,999.48, subject to certain adjustments, to a venture capital fund. The warrant may be exercised at any time prior to its termination date, which is the earlier of September 4, 2016 or a “public acquisition” as defined in the warrant.

7.	On January 16, 2009, we sold and issued 8,639,737 shares of Series E redeemable convertible preferred stock for aggregate consideration of $14,693,603.40 to accredited investors upon conversion of convertible notes for the Series E redeemable convertible preferred stock held by such investors.

8.	Since February 1, 2008, we have granted to our directors, officers, employees and consultants options to purchase 24,329,119 shares of our common stock with per share exercise prices ranging from $0.16 to $3.14 under our 2004 Stock Plan, as amended.

9.	Since February 1, 2008, we have issued to our directors, officers, employees and consultants an aggregate of 7,192,431 shares of our common stock at exercise prices ranging from $0.04 to $3.14 pursuant to exercises of options granted under our 2004 Stock Plan, as amended.

10.	Since February 1, 2008, we have issued to our directors, officers, employees and consultants an aggregate of 328,186 shares of our common stock at an exercise price of $0.40 pursuant to exercises of options granted under our 2000 Stock Incentive Plan, as amended.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Acts as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of the offering.

3.3*	Amended and Restated Bylaws as currently in effect.

3.4*	Form of Amended and Restated Bylaws to be effective upon completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2*	Fifth Amended and Restated Investor Rights Agreement, by and among Pandora Media, Inc. and the investors listed on Exhibit A thereto, dated May 20, 2010, as amended.

5.1*	Form of Opinion of Davis Polk and Wardwell LLP.

10.1*†	2011 Long Term Incentive Plan and Form of Stock Option Agreement under 2011 Long Term Incentive Plan to be effective upon the completion of the offering.

10.2*†	2011 Corporate Incentive Plan.

10.3*†	2004 Stock Plan, as amended, and Form of Stock Option Agreement and Restricted Stock Purchase Agreement under 2004 Stock Plan.

10.4*†	2000 Stock Incentive Plan, as amended, and Forms of NSO Stock Option Agreement and ISO Stock Option Agreement under 2000 Stock Plan.

10.5*†	Form of Indemnification Agreement by and between Pandora Media, Inc. and each of its directors and executive officers.

10.6*†	Offer Letter with Joseph Kennedy, dated July 7, 2004.

10.7*†	Employment Agreement with Tim Westergren, dated April 28, 2004, as amended.

10.8*†	Offer Letter with Steven Cakebread, dated February 23, 2010.

10.9*†	Offer Letter with Thomas Conrad, dated November 12, 2004.

10.10*†	Offer Letter with John Trimble, dated February 18, 2009.

10.11*†	Offer Letter with Delida Costin, dated February 19, 2010.

10.12*	Office Lease between CIM/Oakland Center 21, LP and Pandora Media, Inc., dated July 23, 2009.

10.12A*	First Amendment to Lease between CIM/Oakland Center 21, LP and Pandora Media, Inc., dated April 13, 2010.

10.12B*	Second Amendment to Lease between CIM/Oakland Center 21, LP and Pandora Media, Inc., dated June 16, 2010.

10.13*	Web Site Performance Agreement by and between Broadcast Music Inc. and Savage Beast Technologies, dated June 30, 2005.

10.14*	License Agreement by and between SESAC and Pandora Media, Inc., dated July 1, 2007.

10.15*	Notice of Election for Rates and Terms for PurePlay Webcasters 2011 License Period from Pandora Media, Inc. to SoundExchange.

10.16*	Amended and Restated Loan and Security Agreement by and between Bridge Bank, National Association and Pandora Media, Inc., dated September 10, 2009.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

Exhibit Number	Exhibit Description

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 to this registration statement).

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on February 11, 2011.

PANDORA MEDIA, INC.

By:		/s/ Joseph Kennedy
	Name:	Joseph Kennedy
	Title:	Chief Executive Officer, President and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph Kennedy, Steven Cakebread and Delida Costin, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Kennedy Joseph Kennedy	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	February 11, 2011

/s/ Steven Cakebread Steven Cakebread	Chief Financial Officer (Principal Financial Officer)	February 11, 2011

/s/ Peter Chernin Peter Chernin	Director	February 11, 2011

/s/ James M. P. Feuille James M. P. Feuille	Director	February 11, 2011

/s/ Peter Gotcher Peter Gotcher	Director	February 11, 2011

/s/ Robert Kavner Robert Kavner	Director	February 11, 2011

Signature	Title	Date

/s/ Larry Marcus Larry Marcus	Director	February 11, 2011

/s/ Barry McCarthy Barry McCarthy	Director	February 11, 2011

/s/ David Sze David Sze	Director	February 11, 2011

/s/ Tim Westergren Tim Westergren	Director	February 11, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of the offering.

3.3*	Amended and Restated Bylaws as currently in effect.

3.4*	Form of Amended and Restated Bylaws to be effective upon completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2*	Fifth Amended and Restated Investor Rights Agreement, by and among Pandora Media, Inc. and the investors listed on Exhibit A thereto, dated May 20, 2010, as amended.

5.1*	Form of Opinion of Davis Polk and Wardwell LLP.

10.1*†	2011 Long Term Incentive Plan and Form of Stock Option Agreement under 2011 Long Term Incentive Plan to be effective upon the completion of the offering.

10.2*†	2011 Corporate Incentive Plan.

10.3*†	2004 Stock Plan, as amended, and Form of Stock Option Agreement and Restricted Stock Purchase Agreement under 2004 Stock Plan.

10.4*†	2000 Stock Incentive Plan, as amended, and Forms of NSO Stock Option Agreement and ISO Stock Option Agreement under 2000 Stock Plan.

10.5*†	Form of Indemnification Agreement by and between Pandora Media, Inc. and each of its directors and executive officers.

10.6*†	Offer Letter with Joseph Kennedy, dated July 7, 2004.

10.7*†	Employment Agreement with Tim Westergren, dated April 28, 2004, as amended.

10.8*†	Offer Letter with Steven Cakebread, dated February 23, 2010.

10.9*†	Offer Letter with Thomas Conrad, dated November 12, 2004.

10.10*†	Offer Letter with John Trimble, dated February 18, 2009.

10.11*†	Offer Letter with Delida Costin, dated February 19, 2010.

10.12*	Office Lease between CIM/Oakland Center 21, LP and Pandora Media, Inc., dated July 23, 2009.

10.12A*	First Amendment to Lease between CIM/Oakland Center 21, LP and Pandora Media, Inc., dated April 13, 2010.

10.12B*	Second Amendment to Lease between CIM/Oakland Center 21, LP and Pandora Media, Inc., dated June 16, 2010.

10.13*	Web Site Performance Agreement by and between Broadcast Music Inc. and Savage Beast Technologies, dated June 30, 2005.

10.14*	License Agreement by and between SESAC and Pandora Media, Inc., dated July 1, 2007.

10.15*	Notice of Election for Rates and Terms for PurePlay Webcasters 2011 License Period from Pandora Media, Inc. to SoundExchange.

10.16*	Amended and Restated Loan and Security Agreement by and between Bridge Bank, National Association and Pandora Media, Inc., dated September 10, 2009.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 to this registration statement).

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.